Exhibit 99.3

EXECUTION

AMENDED AND RESTATED NOTE PURCHASE AGREEMENT

by and among

TRILOGY INTERNATIONAL SOUTH PACIFIC LLC, as the Company,

TRILOGY INTERNATIONAL PARTNERS LLC,

TRILOGY INTERNATIONAL SOUTH PACIFIC HOLDINGS LLC,

TRILOGY INTERNATIONAL LATIN AMERICA I LLC,

TRILOGY INTERNATIONAL LATIN AMERICA II LLC,

TRILOGY INTERNATIONAL LATIN AMERICA III LLC, and

TRILOGY INTERNATIONAL LATIN TERRITORIES INC., as the Guarantors,

THE HOLDERS PARTY HERETO

and

ALTER DOMUS (US) LLC, as Administrative Agent and Collateral Agent

Dated as of June 7, 2021

TABLE OF CONTENTS

Page

Article One

DEFINITIONS AND INCORPORATION BY REFERENCE

Section 1.01.	Definitions	1
Section 1.02.	Other Definitions	30
Section 1.03.	[reserved]	31
Section 1.04.	Rules of Construction	31

Article Two

CLOSING; AMENDMENT AND RESTATEMENT OF PRIOR AGREEMENT; THE NOTES

Article Three

PREPAYMENTS

Section 3.01.	Optional Prepayments	38
Section 3.02.	Mandatory Prepayments	38
Section 3.03.	Procedures for Prepayment	40

Article Four

COVENANTS

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Article Five

SUCCESSOR CORPORATION

Section 5.01.	Merger, Consolidation and Sale of Assets	57
Section 5.02.	Successor Person Substituted; Divisions, Limited Liability Company, etc.	59

Article Six

DEFAULTS AND REMEDIES

Article Seven

ADMINISTRATIVE AGENT

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Page

Article Eight

AMENDMENTS, SUPPLEMENTS AND WAIVERS

Article Nine

REPRESENTATIONS AND WARRANTIES

Section 9.01.	Representations and Warranties of the Company and the Guarantors	75
Section 9.02.	Representations and Warranties of Holders	85

Article Ten

GUARANTEE OF NOTES

Section 10.01.	Guarantee	86
Section 10.02.	Limitation of Guarantee	87
Section 10.03.	[Reserved]	87
Section 10.04.	Waiver of Subrogation	87

Article Eleven

MISCELLANEOUS

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Page

Article Twelve

COLLATERAL AND SECURITY

SCHEDULES

Schedule 2.01	Schedule of Holders
Schedule 2.02	Schedule of Holders’ Additional Notes

EXHIBITS

Exhibit A	Form of Note	A-1
Exhibit B	Form of Assignment	B-1
Exhibit C	Form of Notice of Prepayment	C-1
Exhibit D	U.S. Tax Compliance Certificate	D-1

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AMENDED AND RESTATED NOTE PURCHASE AGREEMENT, dated as of June 7, 2021 (this “Agreement”), by and among Trilogy International South Pacific LLC, a Delaware limited liability company (the “Company”), Trilogy International Partners LLC, a Washington limited liability company (“TIP”), Trilogy International South Pacific Holdings LLC, a Delaware limited liability company (“TISPH”), Trilogy International Latin America I LLC, a Delaware limited liability company (“TILA I”), Trilogy International Latin America II LLC, a Delaware limited liability company (“TILA II”), Trilogy International Latin America III LLC, a Delaware limited liability company (“TILA III”), Trilogy International Latin Territories Inc., a Delaware corporation (“TILT” and, together with the TIP, TISPH, TILA I, TILA II and TILA III, the “Guarantors,” and each individually, a “Guarantor”), the Holders (as hereinafter defined) party hereto and Alter Domus (US) LLC, a Delaware limited liability company, as Administrative Agent and Collateral Agent (each as hereinafter defined). As of the Effective Date (as defined below), this Agreement hereby amends and restates in its entirety that certain Note Purchase Agreement, dated as of October 21, 2020 (the “Prior Agreement”), by and among the Company, the Guarantors party thereto, the Holders and the Administrative Agent and Collateral Agent, such that from and after the Effective Date, the Prior Agreement shall be of no further force and effect.

WHEREAS, the parties hereto desire to amend and restate the Prior Agreement in its entirety on the terms and conditions set forth herein.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

Article One

DEFINITIONS AND INCORPORATION BY REFERENCE

Section 1.01.       Definitions.

“2degrees” means Two Degrees Investments Limited, a corporation organized under the laws of New Zealand.

“2degrees Liquidity Event” means (i) any transaction or a series of related transactions (whether by merger, consolidation, or transfer or issuance of Equity Interests or otherwise) whereby any class of Equity Interests of 2degrees or any 2degrees Parent or any of their respective Wholly Owned Subsidiaries (or their respective permitted successors) is publicly traded or listed on a national securities exchange, securities market or quotation system (including by way of an initial public offering, a direct listing or an acquisition by a special purpose acquisition company), (ii) any sale of Equity Interests of 2degrees or any 2degrees Parent or any of their respective Wholly Owned Subsidiaries (or their respective permitted successors) by TIP or any of its Subsidiaries (including, without limitation, in a secondary offering), or (iii) any direct or indirect sale (in one transaction or a series of related transactions) of all or substantially all of the assets of 2degrees and its Subsidiaries to any Person or Group.

“2degrees Parent” means any parent entity of 2degrees, other than the Company and any of its parent entities.

“8.875% Notes” means the 8.875% Notes Issuers’ 8.875% Senior Secured Notes due 2023 issued on the Effective Date pursuant to the 8.875% Notes Indenture (including any additional notes issued thereunder on the Effective Date or thereafter to the extent permitted under this Agreement).

“8.875% Notes Collateral” means Collateral (as defined in the 8.875% Notes Pledge Agreement).

“8.875% Notes Collateral Agent” means Wells Fargo Bank, National Association, a national banking association, in its capacity as collateral agent in respect of the 8.875% Notes.

“8.875% Notes Documents” means the 8.875% Notes Indenture, the 8.875% Notes, the 8.875% Notes Security Documents and the Intercreditor Agreement.

“8.875% Notes Excess Proceeds Offer” means an Excess Proceeds Offer (as defined in the 8.875% Notes Indenture).

“8.875% Notes Guarantors” means the guarantors of the 8.875% Notes, which, as of the date hereof, are the Guarantors.

“8.875% Notes Indenture” means that certain Indenture, dated as of the Effective Date, by and among the 8.875% Notes Issuers, the 8.875% Notes Guarantors and Wells Fargo Bank, National Association, a national banking association, organized and existing under the laws of the United States of America, as 8.875% Notes Trustee and as 8.875% Notes Collateral Agent, as such indenture may be amended from time to time in accordance with its terms.

“8.875% Notes Issuers” means the Company and TISP Finance.

“8.875% Notes Pledge Agreement” means the Pledge Agreement dated as of the Effective Date, by and among the 8.875% Notes Issuers, the 8.875% Notes Guarantors and the 8.875% Notes Collateral Agent, as such agreement may be amended from time to time in accordance with its terms.

“8.875% Notes Principal Increase Event” means the event upon the occurrence of which the aggregate principal amount of the 8.875% Notes held by each holder thereof shall increase by three percent (3%) in accordance with Section 4.26 of the 8.875% Notes Indenture.

“8.875% Notes Secured Parties” means the 8.875% Notes Trustee, the 8.875% Notes Collateral Agent and the holders of the 8.875% Notes.

“8.875% Notes Security Documents” means and include the 8.875% Notes Pledge Agreement, the NuevaTel/2degrees Proceeds Account Control Agreement and each other security agreement, pledge agreement, document or instrument utilized to pledge or grant or purport to pledge or grant a security interest or lien on any property as collateral for the Obligations under the 8.875% Notes.

“8.875% Notes Trustee” means Wells Fargo Bank, National Association, a national banking association, in its capacity as trustee in respect of the 8.875% Notes.

“2020 Consent Solicitation” means the solicitation of consents, commenced on October 8, 2020, conducted by TIP and TIF, a Delaware corporation, as issuers of the TIP Notes, in accordance with the consent solicitation statement in respect of that certain solicitation of consents to amend provisions of the TIP Notes Indenture.

“2021 Consent Solicitation (Notes)” means the solicitation of consents, commenced on May 6, 2021, conducted by the Company, as issuer of the Notes, in accordance with the consent solicitation statement (the “2021 Consent Solicitation Statement (Notes)”) in respect of that certain solicitation of consents to amend provisions of the Prior Agreement.

“2021 Consent Solicitation (TIP Notes)” means the solicitation of consents, commenced on May 6, 2021, conducted by TIP and TIF, a Delaware corporation, as issuers of the TIP Notes, in accordance with the offering memorandum and consent solicitation statement (the “2021 Offering Memorandum and Consent Solicitation Statement (TIP Notes)”) in respect of the 2021 Exchange Offer and that certain solicitation of consents to amend provisions of the TIP Notes Indenture.

“2021 Exchange Offer” means the 8.875% Notes Issuers’ offer to exchange 8.875% Notes for TIP Notes described in 2021 Offering Memorandum and Consent Solicitation Statement (TIP Notes).

“2021 Exchange Offer Transactions” means, collectively, (i) the consummation of the 2021 Exchange Offer and the entering into of the 8.875% Notes Documents and the issuance of the 8.875% Notes on the Effective Date, (ii) the consummation of the 2021 Consent Solicitation (TIP Notes) and the amendment of the TIP Notes Indenture as contemplated thereby, (iii) the consummation of the 2021 Consent Solicitation (Notes) and the amendment of the Prior Agreement as contemplated thereby and hereby, (iv) the issuance of any Backstop 8.875% Notes and the redemption or satisfaction and discharge, as applicable, of any TIP Notes that remain outstanding following consummation of the 2021 Exchange Offer with the proceeds thereof in accordance with the terms of the 2021 Offering Memorandum and Consent Solicitation Statement (TIP Notes) and the TIP Notes Indenture (the “TIP Notes Redemption”), (v) the entry into all of the Transaction Documents required to give effect to, or otherwise related to, the foregoing, and (vi) the payment of fees and expenses in connection with the foregoing.

“Acquired Indebtedness” means Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary of the Company (other than a Guarantor) or at the time it merges or consolidates with or into any Restricted Subsidiary of the Company (other than a Guarantor) whether or not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of the Company (other than a Guarantor) or such acquisition, merger or consolidation.

“Administrative Agent” means Alter Domus (US) LLC, acting as administrative agent for the Holders, until a successor replaces it pursuant to this Agreement and thereafter means the successor.

“Administrative Agent Fee Letter” means the fee letter dated as of October 21, 2020, between the Company and the Administrative Agent, as amended, restated, supplemented or otherwise modified from time to time.

“Affiliate” means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative of the foregoing.

“Agreement” means this note purchase agreement, as amended, amended and restated, supplemented or otherwise modified from time to time. “amend” means to amend, supplement, restate, amend and restate or otherwise modify, including successively, and “amendment” shall have a correlative meaning.

“Approved Fund” means, with respect to any Holder, any Person (other than a natural Person) that (a) (i) is or will be engaged in making, purchasing, holding or otherwise investing in commercial loans, note purchases and similar extensions of credit in the ordinary course of its business or (ii) temporarily warehouses loans for any Holder or any Person described in clause (i) above and (b) is advised or managed by (i) such Holder, (ii) any Affiliate of such Holder or (iii) any Person (other than an individual) or any Affiliate of any Person (other than an individual) that administers or manages such Holder.

“asset” means any asset or property.

“Asset Acquisition” means (1) an Investment by the Company or any Restricted Subsidiary of the Company in any Restricted Subsidiary of the Company or in any other Person pursuant to which such Person shall become a Restricted Subsidiary of the Company, or shall be merged with or into the Company or any Restricted Subsidiary of the Company, or (2) the acquisition by the Company or any Restricted Subsidiary of the Company of the assets of any Person (other than a Restricted Subsidiary of the Company) which constitute all or substantially all of the assets of such Person or comprises any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

“Asset Sale” means any direct or indirect sale, issuance, conveyance, lease (other than operating leases entered into in the ordinary course of business), assignment or other transfer for value by any Guarantor, the Company or any of its Restricted Subsidiaries (including any Sale and Leaseback Transaction) to any Person other than a Guarantor, the Company or a Restricted Subsidiary of the Company of: (1) any Capital Stock of TISPH, the Company, 2degrees or any Restricted Subsidiary of the Company (other than in respect of 2degrees or any Restricted Subsidiary of the Company, directors’ qualifying shares and Capital Stock issued to foreign nationals or other third parties to the extent required by applicable law); or (2) any other property or assets of any Guarantor, the Company, 2degrees or any Restricted Subsidiary of the Company other than in the ordinary course of business; provided, however, that asset sales or other dispositions shall not include:

(a)            a transaction or series of related transactions for which any Guarantor, the Company or its Restricted Subsidiaries receive aggregate consideration of less than $5.0 million;

(b)            the sale, lease, conveyance, disposition, assignment or other transfer of all or substantially all of the assets of any Guarantor, the Company or any Restricted Subsidiary as permitted by Section 5.01;

(c)            any Restricted Payment permitted by Section 4.07 or that constitutes a Permitted Investment;

(d)            (i) the sale, servicing or other disposition of Receivables, in the ordinary course of business and (ii) the sale, servicing or other disposition of Receivables pursuant to any Permitted Receivables Financing permitted under Section 4.06(b)(14)(y);

(e)            any transfers, disposals or replacements of obsolete or worn out equipment;

(f)             the sale of structured settlement contracts, annuity contracts, or other similar contractual obligations, in the ordinary course of business;

(g)            the sale of life settlements, life contingent receivables (whether in respect of structured settlements, annuities or otherwise), insurance proceeds or similar, related or ancillary assets to a non-Affiliate of the Company;

(h)            to the extent allowable under Section 1031 of the Code or any comparable or successor provision, any exchange of like property (excluding any boot thereon) for use in the business permitted to be conducted by the Company and its Restricted Subsidiaries hereunder, or any business that is similar, reasonably related, incidental or ancillary thereto;

(i)             the sale, lease or other disposition of equipment, inventory or other assets in the ordinary course of business;

(j)             the lease, assignment or sublease of any real or personal property or spectrum in the ordinary course of business;

(k)            an issuance of Capital Stock by (i) TISPH to TIP, (ii) the Company to TISPH or (iii) a Restricted Subsidiary to the Company or to another Restricted Subsidiary or to a minority equity holder in such Subsidiary (on a ratable basis among all equity holders in such Subsidiary) or as required by law or the terms of any license or concession;

(l)             sales of assets received by the Company or any Restricted Subsidiary upon the foreclosure on a Lien granted in favor of the Company or any Restricted Subsidiary;

(m)            a disposition resulting from the bona fide exercise by any government authority of its claimed or actual power of eminent domain to the extent that the property subject thereof is not material to the operations of the Person affected thereby;

(n)            any disposition of assets subject to a Lien securing Indebtedness of an Unrestricted Subsidiary permitted by the provisions of this Agreement that is transferred to the lienholder or its designee in satisfaction or settlement of the lienholder’s claim or a realization upon such Lien by such lienholder;

(o)            any disposition by reason of the issuance of directors’ qualifying shares (or equivalent securities) or investments by foreign nationals, in each case in a nominal amount, mandated by applicable law;

(p)            any disposition of contract and license rights, development rights, leases and market data made in connection with the development of Telecommunications Assets or a Telecommunications Business and prior to the commencement of commercial operation of such Telecommunications Business for reasonable value as determined in good faith by the Board of Directors of the Company;

(q)            any sale or other disposition of cash or any cash equivalents;

(r)             any NuevaTel Transaction; and

(s)            any 2degrees Liquidity Event.

“Assignment” means an assignment agreement entered into by a Holder, as assignor, and any Person, as assignee, pursuant to the terms and provisions of Section 11.01 (with the consent of any party whose consent is required by Section 11.01), accepted by the Administrative Agent, in substantially the form of Exhibit B or any other form approved by the Administrative Agent.

“Backstop 8.875% Notes” means any 8.875% Notes issued by the 8.875% Notes Issuers upon consummation of the 2021 Exchange Offer as contemplated by, and in accordance with, the Backstop Commitment Letter, to the Backstop Holders.

“Backstop Commitment Letter” means that certain commitment letter, dated as of May 6, 2021, by and among the 8.875% Notes Issuers, the TIP Notes Issuers and the Backstop Holders.

“Backstop Holders” means, collectively, Capital Research and Management Company (acting through such of its affiliates, funds or branches as it deems appropriate), Benefit Street Partners L.L.C. (acting through such of its affiliates, funds or branches as it deems appropriate) and Brigade Capital Management, LP (acting through such of its affiliates, funds or branches as it deems appropriate).

“Bankruptcy Code” means Title 11 U.S.C., as now or hereinafter in effect, or any successor thereto.

“Bankruptcy Law” means the Bankruptcy Code or any similar Federal, state or foreign law for the relief of debtors.

“Board of Directors” means, as to any Person, the board of directors, management committee (or similar governing body) of such Person or any duly authorized committee thereof; provided that for the purposes hereof, the Board of Directors of the Company shall mean its managing member, as designated from time to time in accordance with the Company’s limited liability company agreement.

“Board Resolution” means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary or other duly authorized representative of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Administrative Agent.

“Bolivian Holdcos” means TILA I, TILA II, TILA III and TILT.

“Capital Stock” means:

(1)            with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including, without limitation, each class of Common Stock and Preferred Stock of such Person, and all options, warrants or other rights to purchase or acquire any of the foregoing; and

(2)            with respect to any Person that is not a corporation, any and all partnership, membership or other equity interests of such Person, and all options, warrants or other rights to purchase or acquire any of the foregoing.

“Capitalized Lease Obligation” means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP; provided that any obligations relating to a lease that would have been accounted by such Person as an operating lease in accordance with GAAP as of December 31, 2018 shall be accounted for as an operating lease and not a Capitalized Lease Obligation for all purposes hereunder.

“Cash Collateral Account Control Agreement” means the Deposit Account Control Agreement, dated as of October 21, 2020, by and among the Company, the Collateral Agent and Wells Fargo Bank, National Association, in respect of the Company Cash Collateral Account, as such agreement may be amended from time to time in accordance with its terms.

“Cash Equivalents” means:

(1)            marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof;

(2)            marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either S&P or Moody’s;

(3)            commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody’s;

(4)            certificates of deposit, time deposits, or bankers’ acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any U.S. branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $250.0 million and similar short-term investments;

(5)            repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (1) above entered into with any bank meeting the qualifications specified in clause (4) above; and

(6)            investments in money market funds or investment companies registered under the Investment Company Act of 1940, which invest substantially all their assets in securities of the types described in clauses (1) through (5) above.

“Change of Control” means the occurrence of one or more of the following events:

(i)             any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of TIP to any Person or group of Persons as such term is used under Section 13(d) of the Exchange Act (a “Group”), together with any Affiliates thereof (whether or not otherwise in compliance with the provisions of this Agreement) (other than to the Permitted Holders or to a Group controlled by any Permitted Holders or to any entity controlled by any Permitted Holders, in compliance with Section 5.01);

(ii)            the approval by the holders of Capital Stock of TIP of any plan or proposal for the liquidation or dissolution of TIP (whether or not otherwise in compliance with the provisions of this Agreement) (other than a transaction that is in compliance with Section 5.01);

(iii)           any Person or Group, together with any Affiliates thereof (other than the Permitted Holders, a Group controlled by any Permitted Holder or any entity controlled by any Permitted Holder formed for the purpose of owning Capital Stock of the Parent), shall become the owner, directly or indirectly, beneficially, of shares representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding Capital Stock of the Parent;

(iv)           the replacement of a majority of the Board of Directors of the Parent over a two-year period from the members who constituted the Board of Directors of the Parent at the beginning of such period, and such replacement shall not have been approved by a vote of at least a majority of the Board of Directors of the Parent then still in office who either were members of such Board of Directors at the beginning of such period or whose election as a member of such Board of Directors was previously so approved;

(v)            the Permitted Holders fail to own, directly or indirectly, beneficially, shares representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding Capital Stock of TIP;

(vi)           TIP ceasing to own 100% of the aggregate ordinary voting power represented by the issued and outstanding Capital Stock of TISPH; or

(vii)          TISPH ceasing to own 100% of the aggregate ordinary voting power represented by the issued and outstanding Capital Stock of the Company.

For the avoidance of doubt, a NuevaTel Transaction shall not constitute a Change of Control.

“Code” means the Internal Revenue Code of 1986, as amended from time to time. Section references to the Code are to the Code as in effect at the Issue Date and any subsequent provisions of the Code amendatory thereof, supplemental thereto or substituted therefor.

“Collateral” means all “Collateral” as such term is defined in the Pledge Agreement and all other assets pledged from time to time to secure the Obligations under the Notes, this Agreement and the Security Documents.

“Collateral Agent” means Alter Domus (US) LLC, acting as collateral agent for the Secured Parties, until a successor replaces it pursuant to this Agreement and thereafter means such successor.

“Common Stock” of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person’s common stock, whether outstanding on the Effective Date or issued after the Effective Date, and includes, without limitation, all series and classes of such common stock.

“Company-TIP Intercompany Loan” means any intercompany loan by the Company to TIP that (a) was made prior to the Effective Date in an amount not to exceed the interest payment due under the TIP Notes Indenture on any regularly scheduled due date for payment of interest thereunder occurring after the Issue Date and prior to the Effective Date or (b) is made on the Effective Date with the proceeds of the issuance of any Backstop 8.875% Notes to fund the TIP Notes Redemption, the terms of which intercompany loan in either case provide that (a) such loan constitutes senior unsecured obligations of TIP, and (b) the maturity date of such loan shall automatically accelerate upon an Event of Default or an event of default with respect to the TIP Notes, the 8.875% Notes or the Notes.

“Company Cash Collateral Account” means that certain bank account or accounts maintained by the Company at Wells Fargo Bank, National Association, in which the proceeds of the issuance of the Notes shall be maintained until such proceeds are used as permitted hereunder.

“Consolidated Depreciation of Fixed Assets” means, with respect to any Person the expenses associated with depreciation of fixed assets of such Person and its Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP.

“Consolidated EBITDA” means, with respect to any Person, for any period the sum (without duplication) of:

(1)            Consolidated Net Income; and

(2)            to the extent Consolidated Net Income has been reduced thereby,

(a)            all income taxes, asset and capitalization taxes, and franchise or similar taxes of such Person and its Restricted Subsidiaries to the extent paid by such Person or accrued in accordance with GAAP for such period;

(b)            Consolidated Interest Expense;

(c)            amortization and accretion expense;

(d)            Consolidated Depreciation of Fixed Assets;

(e)            (x) reasonable fees, expenses and charges related to the Transactions (including, without limitation, the refinancing of any Indebtedness in connection therewith), any Permitted Investment, any acquisition, disposition, reorganization or restructuring by such Person or any of its Restricted Subsidiaries, or any incurrence by such Person or any of its Restricted Subsidiaries of any Indebtedness permitted to be incurred by this Agreement (in each case, whether or not successful) and (y) any net losses attributable to early extinguishment of Indebtedness in connection with the consummation of the Transactions, including, without limitation, as a result of net losses in connection with the termination of Interest Swap Obligations; and

(f)            any other non-cash charges or losses (including, without limitation, (x) any write offs or write downs of goodwill or amortization or write-offs of deferred financing costs and (y) unrealized losses in respect of currency or hedging transactions, each reducing Consolidated Net Income for such period) except to the extent that any such non-cash charges represent an accrual or reserve for potential cash items in any future period, less any non-cash items increasing Consolidated Net Income for such period (other than the accrual of revenue in the ordinary course of business).

Solely for the purposes of calculating the Consolidated Leverage Ratio under the provisions of this Agreement, Consolidated EBITDA of any Person and its Restricted Subsidiaries shall be determined on the basis of such Person’s proportionate equity ownership interest in the referent Person and its Restricted Subsidiaries as set forth on the most recent consolidated balance sheet of such Person, and for the purposes of calculating the Consolidated Leverage Ratio of any Subsidiary of the Company, Consolidated EBITDA shall be reduced by the costs and expenses of corporate overhead paid (directly or indirectly) to TIP by such Subsidiary, to the extent not taken into account in calculating such Subsidiary’s Consolidated Net Income.

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum of, without duplication:

(i)             the aggregate of the interest expense of such Person and its Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP, including without limitation: (a) any amortization of debt discount and amortization or write-off of deferred financing costs; (b) the net costs under Interest Swap Obligations; (c) the interest portion of any deferred payment obligation; (d) interest on Indebtedness guaranteed by such Person; (e) accrued dividends on Disqualified Capital Stock, whether or not declared or paid; and (f) any payments or fees with respect to letters of credit, bankers acceptances or similar facilities; and

(ii)            the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP.

“Consolidated Leverage Ratio” means, with respect to any Person, the ratio of (i) Consolidated Total Indebtedness of such Person outstanding as of the most recently available quarterly or annual balance sheet ending prior to the date of the transaction giving rise to the need to calculate the Consolidated Leverage Ratio for which financial statements are available (the “Transaction Date”) (less, in the case of the determination of the Consolidated Leverage Ratio of 2degrees and its Subsidiaries, the cash and Cash Equivalents held by 2degrees and its Subsidiaries as of the Transaction Date) to (ii) the product of (x) two and (y) Consolidated EBITDA of such Person for the latest two fiscal quarters, immediately prior to the Transaction Date (the “Relevant Period”). In addition to and without limitation of the foregoing, for purposes of this definition, “Consolidated Total Indebtedness” and “Consolidated EBITDA” shall be calculated after giving effect on a pro forma basis for the period of such calculation to any Asset Sales or other dispositions and Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Restricted Subsidiaries (including, without limitation, any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness and also including any Consolidated EBITDA (including, without limitation, any pro forma expense and cost reductions calculated on a basis consistent with Regulation S-X under the Exchange Act) attributable to the assets or Person which are the subject of the Asset Acquisition or Asset Sale or other disposition during the Relevant Period) occurring during the Relevant Period or at any time subsequent to the last day of the Relevant Period and on or prior to the Transaction Date, as if such Asset Sale or other disposition or Asset Acquisition (including, without limitation, the incurrence, assumption or liability for any such Acquired Indebtedness) occurred on the first day of the Relevant Period, it being understood that, notwithstanding clause (iii) of the definition of “Consolidated Net Income,” the net income of any Person accrued during the Relevant Period and prior to the date it becomes a Restricted Subsidiary of the referent Person or is merged or consolidated with the referent Person or any of its Restricted Subsidiaries, in any case in connection with any such Asset Acquisition, shall be included in any such pro forma calculation. If such Person or any of its Restricted Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if such Person or any Restricted Subsidiary of such Person had directly incurred or otherwise assumed such guaranteed Indebtedness.

“Consolidated Net Income” means, with respect to any Person, for any period, the aggregate net income (or loss) of such Person and its Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided that there shall be excluded therefrom (without duplication):

(i)             gains or losses from Asset Sales (without regard to the $5.0 million limitation set forth in the definition thereof) or abandonments or reserves relating thereto;

(ii)            gains or losses, net of tax, classified as extraordinary, discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued) or cumulative effect of a change in accounting principle;

(iii)           the net income of any Person accrued prior to the date it becomes a Restricted Subsidiary of the referent Person or is merged or consolidated with the referent Person or any Restricted Subsidiary of the referent Person;

(iv)           [reserved];

(v)            the net income of any Person, other than a Consolidated Restricted Subsidiary of the referent Person, except to the extent (in the case of net income) of cash dividends or distributions paid to the referent Person or to a Restricted Subsidiary of the referent Person by such other Person;

(vi)           any restoration to income or loss of any contingency reserve, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time following the Effective Date;

(vii)          in the case of a successor to the referent Person by consolidation or merger or as a transferee of the referent Person’s assets, any earnings or losses of the successor or transferee prior to such consolidation, merger or transfer of assets;

(viii)         any impairment charge or asset write-off and the amortization of intangibles arising pursuant to GAAP;

(ix)            any income taxes accrued in accordance with GAAP less all cash income tax payments made by the Company or any Restricted Subsidiary during such period;

(x)             the impact of any purchase accounting adjustments made in accordance with SFAS 141 and SFAS 142 as in effect on the Effective Date that resulted in the step-up in basis or increase in book value of certain assets that ultimately resulted in reduced GAAP net income; and

(xi)            any non-cash compensation charge arising from any grant of stock, stock options or other equity-based awards.

“Consolidated Restricted Subsidiary” means, with respect to any Person, a Restricted Subsidiary of such Person, the financial statements of which are consolidated with the financial statements of such Person in accordance with GAAP.

“Consolidated Total Indebtedness” means, as at any date of determination, an amount equal to the sum of (without duplication) (1) the aggregate amount of all outstanding Indebtedness of any Person and its Restricted Subsidiaries on a consolidated basis consisting of Indebtedness for borrowed money, Obligations in respect of Capitalized Lease Obligations and debt obligations evidenced by promissory notes and similar instruments, (2) the aggregate amount of all outstanding Disqualified Capital Stock of such Person and all Preferred Stock of its Restricted Subsidiaries on a consolidated basis, with the amount of such Disqualified Capital Stock and Preferred Stock equal to the greater of their respective voluntary or involuntary liquidation preferences and maximum fixed repurchase prices, in each case determined on a consolidated basis in accordance with GAAP and (3) solely with respect to 2degrees and its Restricted Subsidiaries, the aggregate amount of all outstanding Spectrum Liabilities. For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Capital Stock or Preferred Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock or Preferred Stock as if such Disqualified Capital Stock or Preferred Stock were purchased on any date on which Consolidated Total Indebtedness shall be required to be determined pursuant to this Agreement, and if such price is based upon, or measured by, the Fair Market Value of such Disqualified Capital Stock shall be determined reasonably and in good faith by the Board of Directors of the issuer of such Disqualified Capital Stock.

“Contingent Obligation” means, as to any Person, any obligation of such Person as a result of such Person being a general partner of any other Person, unless the underlying obligation is expressly made non-recourse as to such general partner, and any obligation of such Person guaranteeing or intended to guarantee any Indebtedness, leases, dividends or other obligations (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent, (i) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (ii) to advance or supply funds (x) for the purchase or payment of any such primary obligation or (y) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, (iii) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation or (iv) otherwise to assure or hold harmless the holder of such primary obligation against loss in respect thereof; provided, however, that the term Contingent Obligation shall not include endorsements of instruments for deposit or collection in the ordinary course of business. The amount of any Contingent Obligation shall be deemed to be an amount equal to the stated or determinable amount of the primary obligation in respect of which such Contingent Obligation is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof (assuming such Person is required to perform thereunder) as determined by such Person in good faith.

“Currency Agreement” means any spot or foreign exchange contract, currency swap agreement, currency option or other similar agreement or arrangement designed to protect the Company or any Restricted Subsidiary of the Company against fluctuations in currency values.

“Custodian” means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.

“Default” means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

“Discharge of the 8.875% Notes Obligations” means the payment in full in cash of the 8.875% Notes Issuers’ and the 8.875% Notes Guarantors’ Obligations to the 8.875% Notes Secured Parties under the 8.875% Notes Documents (except for contingent indemnities and cost and reimbursement obligations to the extent no claim therefor has been made) in accordance with the 8.875% Notes Documents.

“Disinterested Director” means, with respect to any transaction or series of related transactions, a member of the Guarantor’s or the Company’s, as applicable, Board of Directors (or, to the extent the Guarantor or the Company, as applicable, is managed by a managing member, a member of its managing member’s Board of Directors) who does not have any material direct or indirect financial interest in or with respect to such transaction or series of related transactions (other than through such member’s equity ownership in the Parent or its Subsidiaries) and is not an Affiliate, or an officer, director or employee of any Person (other than the Parent or its Subsidiaries) who has any direct or indirect financial interest in or with respect to such transaction or series of related transactions (other than through such member’s equity ownership in the Parent or its Subsidiaries).

“Disqualified Capital Stock” means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event (other than an event which would constitute a Change of Control), matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof (except, in each case, upon the occurrence of a Change of Control) on or prior to the final maturity date of the Notes.

“Effective Date” means the date on which this Agreement becomes effective in accordance with Section 2.02.

“Equity Interests” of any Person means any and all shares, interests, rights to purchase, warrants, options, participation or other equivalents of or interest in (however designated) the equity of such Person, including, without limitation, any Preferred Stock, any limited or general partnership interest and any limited liability company membership interest.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto, and the rules and regulations promulgated thereunder from time to time in effect.

“Excluded Taxes” means, with respect to any Recipient of any payment to be made by or on account of any obligation of any Company Party hereunder:

(a)            income taxes imposed on or measured by its net income (however denominated) or franchise taxes imposed in lieu of net income taxes, in each case, (i) imposed as a result of such Recipient being organized under the laws of, or having its principal office or, in the case of any Holder, its applicable lending office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes;

(b)            any branch profits tax or any similar tax that is imposed by any jurisdiction described in clause (1) above;

(c)            any withholding tax (including any backup withholding tax) that is in effect and would apply to amounts payable hereunder to or for the account of a Recipient under the law applicable at the time such Recipient becomes a party to this Agreement (or in the case of a Holder, under the law applicable at the time such Holder changes its lending office), except to the extent that the Recipient’s assignor (if any), at the time of assignment (or such Holder immediately before it changed its lending office), was entitled to receive additional amounts from the Company Party with respect to any withholding tax pursuant to Section 2.08; and

(d)            Taxes that are attributable to such Holder’s or Administrative Agent’s failure to comply with Section 2.08(e) or Section 2.08(f); and

(e)            any U.S. federal withholding Taxes imposed under FATCA.

“FATCA” means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, any agreements entered into pursuant to Section 1471(b)(1) of the Code, and any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of such Sections of the Code.

“Fair Market Value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value shall be determined by the Board of Directors of the Company (or, for purposes of Section 4.21 and Section 4.22, the Board of Directors of the Parent) acting reasonably and in good faith and shall be evidenced by a Board Resolution of the Board of Directors of the Company (or, for purposes of Section 4.21 and Section 4.22, the Board of Directors of the Parent) delivered to the Administrative Agent.

“Foreign Holder” means any Holder that is organized under the laws of a jurisdiction other than the United States of America. For purposes of this definition, the United States of America, each state thereof and the District of Columbia will be deemed to constitute a single jurisdiction.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect as of the Effective Date; provided, however, that if the Company determines in good faith that it is permitted or required to use International Financial Reporting Standards (“IFRS”), under applicable financial and accounting rules and regulations, the Company may convert to such accounting principles in lieu of GAAP, and upon any such conversion, the Company may elect that references herein to GAAP shall thereafter be construed to mean IFRS (except as otherwise provided in this Agreement); provided, further, that any calculation or determination in this Agreement that requires the application of GAAP for periods that include fiscal quarters ended prior to the Company’s conversion to apply IFRS shall remain as previously calculated or determined in accordance with GAAP. The Company shall give notice of any such conversion or election made in accordance with this definition to the Administrative Agent and the Holders.

“Governmental Authority” means the government of the United States of America, any other nation or any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“Group” has the meaning given to such term in the definition of “Change of Control.”

“Guarantor” means TIP, TISPH and the Bolivian Holdcos; provided that any such Person constituting a Guarantor shall cease to constitute a Guarantor when its respective Note Guarantee is released in accordance with the terms of this Agreement.

“Holder” means any Person that holds a Note.

“Indebtedness” means with respect to any Person, without duplication,

(1)            all Obligations of such Person for borrowed money;

(2)            all Obligations of such Person evidenced by bonds, debentures, indentures, notes or other similar instruments;

(3)            all Capitalized Lease Obligations of such Person;

(4)            all Obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all Obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business that are not overdue by 120 days or more or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted);

(5)            all Obligations for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction that are required to be classified as a liability in accordance with GAAP;

(6)            guarantees and other contingent obligations in respect of Indebtedness referred to in clauses (1) through (5) above and clause (8) below;

(7)            all Obligations of any other Person of the type referred to in clauses (1) through (6) which are secured by any Lien on any property or asset of such Person, the amount of such Obligation being deemed to be the lesser of the Fair Market Value of such property or asset or the amount of the Obligation so secured;

(8)            all Obligations under Currency Agreements and Interest Rate Agreements of such Person; and

(9)            all Disqualified Capital Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any;

provided that the term “Indebtedness” shall not include (i) non-interest bearing installment obligations and accrued liabilities incurred in the ordinary course of business that are not more than 120 days past due (ii) Indebtedness in respect of standby letters of credit, performance bonds or surety bonds provided by the Company or any Restricted Subsidiary in the ordinary course of business to the extent such letters of credit or bonds are not drawn upon or, if and to the extent drawn upon, are honored in accordance with their terms and, if to be reimbursed, are reimbursed no later than the fifth Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit or bond, (iii) any obligation accounted for as an operating lease in accordance with GAAP or that would otherwise not be accounted for as a Capitalized Lease Obligation in accordance with the definition thereof, (iv) any pension obligation of the Company or any Restricted Subsidiary, and (v) any obligation with respect to the payment of taxes in installments over time or other deferral thereof that is not a violation of Section 4.05.

For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to this Agreement, and if such price is based upon, or measured by, the Fair Market Value of such Disqualified Capital Stock, such Fair Market Value shall be determined reasonably and in good faith by the Board of Directors of the issuer of such Disqualified Capital Stock.

“Indemnified Taxes” means (a) all Taxes other than Excluded Taxes imposed on or with respect to any payment made by or on account of any obligation of any Company Party under any Transaction Document; and (b) to the extent not otherwise described in clause (a), Other Taxes.

“Insolvency or Liquidation Proceeding” means:

(1) any case commenced by or against the Company or any Guarantor under the Bankruptcy Code or any similar federal, state or foreign law for the relief of debtors, any other proceeding for the reorganization, recapitalization or adjustment or marshalling of the assets or liabilities of the Company or any Guarantor, any receivership or assignment for the benefit of creditors relating to an Issuer or any Guarantor or any similar case or proceeding relative to an Issuer or any Guarantor or its creditors, as such, in each case whether or not voluntary;

(2) any liquidation, dissolution, marshalling of assets or liabilities or other winding up of or relating to the Company or any Guarantor, in each case whether or not voluntary and whether or not involving bankruptcy or insolvency; or

(3) any other proceeding of any type or nature in which substantially all claims of creditors of the Company or any Guarantor are determined and any payment or distribution is or may be made on account of such claims.

“Intercreditor Agreement” means that certain Intercreditor Agreement, dated as of the Effective Date, by and among, inter alia, the Company, the Guarantors, the Administrative Agent, the Collateral Agent, the 8.875% Notes Trustee and the 8.875% Notes Collateral Agent and each Additional Agent (as defined in the Intercreditor Agreement) from time to time party thereto, as amended, supplemented and otherwise modified from time to time.

“interest” means, with respect to the Notes, interest on the Notes.

“Interest Payment Dates” means each May 15 and November 15, commencing November 15, 2021.

“Interest Rate Agreements” means, in respect of a Person, any interest rate protection agreements and other types of interest rate hedging agreements (including, without limitation, interest rate swaps, caps, floors, collars and similar agreements) designed to protect such Person against or manage exposure to fluctuations in interest rates.

“Interest Swap Obligations” means the obligations of any Person pursuant to any arrangement with any other Person, whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements.

“Investment” means, with respect to any Person, any direct or indirect loan or other extension of credit (including, without limitation, a guarantee) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any other Person (which purchase or acquisition shall be deemed an “Investment” in the issuer of such securities or evidences of Indebtedness, whether or not the seller thereof). “Investment” shall exclude extensions of trade credit by the Company and its Restricted Subsidiaries on commercially reasonable terms in accordance with normal trade practices of the Company or such Restricted Subsidiary, as the case may be. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Common Stock of any Person that is any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, the Company no longer owns, directly or indirectly, greater than 50% of the outstanding Common Stock of such Restricted Subsidiary, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Common Stock of such Person not sold or disposed of.

“Issue Date” means October 21, 2020, the date on which the Notes were originally issued.

“Lien” means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including, without limitation, any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

“Liquidity” means, as of any date of determination, the sum of (a)(i) the aggregate amount of cash and Cash Equivalents of TIP (but not its Subsidiaries), (ii) the aggregate amount of cash and Cash Equivalents of TISPH and its Subsidiaries (other than 2degrees and its Subsidiaries) and (iii) an amount equal to the product of (A) the aggregate amount of cash and Cash Equivalents of 2degrees and its Subsidiaries multiplied by (B) TIP’s indirect proportionate equity ownership interest in 2degrees (which, as of the date hereof, is 73.2%), in each case, free and clear of all Liens other than Permitted Liens plus (b) the aggregate amount of cash in the Company Cash Collateral Account and the NuevaTel/2degrees Proceeds Cash Collateral Account (other than cash related to any NuevaTel Transaction) at such time.

“Material Adverse Effect” means an effect, circumstance, change or development that has had, or could reasonably be expected to result in, individually or in the aggregate, a material adverse effect, on (i) the condition, financial or otherwise, or in the earnings, business or operations, whether or not arising from transactions in the ordinary course of business, of the Company, the Guarantors and the Subsidiaries of the Company (taken as a whole), (ii) the rights and remedies of the Holders under the Transaction Documents, or (iii) the ability of the Company, a Guarantor and any other obligor (taken as a whole) to timely perform their Obligations under the Transaction Documents.

“Moody’s” means Moody’s Investors Service, Inc., or any successor to its rating agency business.

“Net Cash Proceeds” means the proceeds in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (other than the portion of any such deferred payment constituting interest) received by (x) any Guarantor, the Company or any of its Restricted Subsidiaries from any Asset Sale, (y) TIP or any of its Subsidiaries from any NuevaTel Transaction or (z) TIP or any of its Subsidiaries from any 2degrees Liquidity Event (in each case, except to the extent that such obligations are financed or sold with recourse to any Guarantor, the Company or any Restricted Subsidiary), in each case net of:

(1)            reasonable out-of-pocket expenses and fees relating to such Asset Sale, NuevaTel Transaction or 2degrees Liquidity Event (including, without limitation, legal, accounting and investment banking fees and sales commissions);

(2)            (a) taxes paid or payable (after taking into account any reduction in consolidated tax liability due to available tax credits or deductions and any tax sharing arrangements) or otherwise required to be accrued as a liability in accordance with GAAP in connection with such Asset Sale, NuevaTel Transaction or 2degrees Liquidity Event, or (b) without duplication of amounts described in clause (a) above, Permitted Tax Distributions to the extent made by such Person or accrued in accordance with GAAP in connection with such Asset Sale, NuevaTel Transaction or 2degrees Liquidity Event;

(3)            repayment of Indebtedness that is secured by the property or assets that are the subject of such Asset Sale, NuevaTel Transaction or (other than Indebtedness secured by Equity Interests of 2degrees or any 2degrees Parent or any of their respective Wholly Owned Subsidiaries (or their respective permitted successors)) 2degrees Liquidity Event;

(4)            all distributions made to any Person (other than any Guarantor, the Company or any Restricted Subsidiary) and other payments required pursuant to law, regulation or contract to be made to any Person (other than any Guarantor, the Company or any Restricted Subsidiary), in each case owning a beneficial interest in the assets subject to the Asset Sale, the NuevaTel Transaction or 2degrees Liquidity Event;

(5)            solely in respect of proceeds received from a NuevaTel Transaction, an amount to be provided by any Guarantor, the Company or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP, equal to the aggregate amount of interest payments due on the next interest payment date in respect of each of the 8.875% Notes, the Notes and the Remaining TIP Notes, provided that such reserved amount is used to make such interest payments when due; and

(6)            appropriate amounts to be provided by any Guarantor, the Company or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale, NuevaTel Transaction or 2degrees Liquidity Event and retained by any Guarantor, the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale, NuevaTel Transaction or 2degrees Liquidity Event, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, NuevaTel Transaction or 2degrees Liquidity Event.

“New Zealand Financing Indebtedness” means Indebtedness or Preferred Stock of 2degrees and its Subsidiaries held by any Guarantor (other than a Bolivian Holdco), the Company, any Restricted Subsidiary or any other shareholder in 2degrees; provided that with respect to any such Indebtedness owed by 2degrees to any shareholder (other than any Guarantor (other than a Bolivian Holdco), the Company or any Restricted Subsidiary) or such Preferred Stock issued by 2degrees to any shareholder (other than any Guarantor (other than a Bolivian Holdco), the Company or any Restricted Subsidiary), the Guarantors (other than the Bolivian Holdcos), the Company or its Restricted Subsidiaries shall hold Indebtedness or Preferred Stock of 2degrees and its Subsidiaries on at least a pro rata basis (based upon the percentage ownership of the Equity Interests of 2degrees); provided, further, that any such Indebtedness to any shareholder of 2degrees (other than any Guarantor (other than a Bolivian Holdco), the Company or any Restricted Subsidiary), to the extent governed by an instrument separate from an instrument to which any Guarantor (other than a Bolivian Holdco), the Company or any Restricted Subsidiary is a party, shall be on terms no more favorable to such shareholder than the terms of such Indebtedness held by such Guarantor (other than a Bolivian Holdco), the Company or such Restricted Subsidiary.

“Notes” means the Company’s 10.0% Senior Secured Notes due 2023, treated as a single class of securities, as amended from time to time in accordance with the terms hereof, that are issued from time to time pursuant to this Agreement. The Notes shall be in the form of Exhibit A.

“NuevaTel” means Empresa de Telecomunicaciones NuevaTel (PCS de Bolivia) Sociedad Anonima, a sociedad anonima organized and existing under the laws of the Republic of Bolivia.

“NuevaTel Transaction” means the sale, lease, exchange or other transfer, directly or indirectly (in one transaction or a series of related transactions), by TIP or any Subsidiary of TIP of more than 50% of the Capital Stock of, or all or substantially all of the assets of, NuevaTel.

“NuevaTel/2degrees Proceeds Account Control Agreement” means the Deposit Account Control Agreement, dated as of the Effective Date, by and among the Company, the Collateral Agent and Wells Fargo Bank, National Association with respect to the NuevaTel/2degrees Proceeds Cash Collateral Account, as such agreement may be amended from time to time in accordance with its terms.

“NuevaTel/2degrees Proceeds Cash Collateral Account ” means a bank account maintained by the Company at Wells Fargo Bank, National Association in which the Net Cash Proceeds of a NuevaTel Transaction and/or a 2degrees Liquidity Event received by TIP or any of its Subsidiaries (other than any Designated 2degrees Primary Proceeds received by 2degrees or any of its Subsidiaries) shall be maintained until such Net Cash Proceeds are applied to mandatorily redeem the 8.875% Notes and/or mandatorily prepay the Notes, as applicable, in accordance with the 8.875% Notes Indenture and/or this Agreement, as applicable.

“Obligations” means all obligations for principal, premium, interest (including any interest, fees or expenses accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest, fees or expenses is an allowed claim under applicable state, federal or foreign law), penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Officer” means any of the following with respect to any Person: the Chairman of the Board of Directors, the Chief Executive Officer, the Chief Financial Officer, the President, any Vice President, the Treasurer or the Secretary. Unless otherwise specified herein, each reference to an Officer shall refer to an Officer of the Company or any Guarantor, as applicable.

“Officers’ Certificate” means a certificate signed on behalf of any Person by two of its Officers. Unless otherwise specified herein, each reference to an Officers’ Certificate shall refer to an Officers’ Certificate of the Company.

“Opinion of Counsel” means a written opinion from legal counsel, which counsel is reasonably acceptable to the Administrative Agent, opining on the matters required by Section 11.05 and delivered to the Administrative Agent.

“Other Connection Taxes” means, with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Tax (other than connections arising from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Transaction Document, or sold or assigned an interest in any Note or Transaction Document).

“Other Taxes” means any and all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Transaction Document.

“Parent” means Trilogy International Partners Inc., a corporation existing under the laws of the Province of British Columbia.

“Permitted Collateral Liens” means (x) Liens described under clauses (i), (iii), (v)(y), (vii), (xvii) and (xxvii) (but, as to clause (xxvii), only with respect to extensions, renewals or replacements of Liens described in clauses (i), (iii), (v)(y), (vii) (with respect to the Shared Collateral only) and (xvii) of the definition of “Permitted Liens”) of the definition of “Permitted Liens” and (y) Liens on the Collateral securing Subordinated Indebtedness, so long as the Notes are secured by a Lien on the Collateral that is senior in priority to such Liens.

“Permitted Holder(s)” means Parent and any controlled Affiliate of Parent.

“Permitted Investments” means:

(a)            Investments in cash or Cash Equivalents;

(b)            intercompany Indebtedness to the extent permitted under Section 4.06(b)(4);

(c)            Investments in (i) a Restricted Subsidiary (including, without limitation, the acquisition of Equity Interests of a Restricted Subsidiary from any Person), (ii) another Person by 2degrees or its Subsidiaries if as a result of such Investment such other Person becomes a Restricted Subsidiary or such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all of its assets to, 2degrees or its Restricted Subsidiaries that is a Restricted Subsidiary, (iii) the Company by TISPH or TIP or (iv) TISPH by TIP;

(d)            Investments made by any Guarantor, the Company or any Restricted Subsidiary as a result of or retained in connection with an Asset Sale permitted under or made in compliance with Section 4.08, or made by 2degrees or any of its Subsidiaries with any Designated 2degrees Primary Proceeds permitted under or made in compliance with Section 3.02(c);

(e)            expenses or advances to cover payroll, travel, entertainment, moving, other relocation and similar matters that are expected at the time of such advances to be treated as expenses of any Guarantor, the Company or any of its Restricted Subsidiaries in accordance with GAAP;

(f)            Investments existing on the Effective Date;

(g)            Investments in the Notes;

(h)            Investments in Currency Agreements and Interest Rate Agreements permitted under Sections 4.06(b)(8) and (9);

(i)             loans and advances (or guarantees of third party loans) to directors, officers or employees of any Guarantor, the Company or any Restricted Subsidiary made in the ordinary course of business, in an amount outstanding not to exceed at any one time $1.0 million;

(j)             [reserved];

(k)            any payments or other transactions pursuant to a tax sharing agreement between TIP and any other Person with whom TIP files or filed a consolidated tax return or with which TIP is or was part of a consolidated group for tax purposes or any tax advantageous group contribution made pursuant to applicable legislation;

(l)             (i) stock, obligations or securities received in satisfaction of judgments, foreclosure of liens or settlement of debts, and (ii) any Investments received in compromise of obligations of such persons incurred in the ordinary course of trade creditors or customers that were incurred in the ordinary course of business, including, without limitation, pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer;

(m)            Investments in the Company by any Restricted Subsidiary of the Company; provided that any Indebtedness evidencing such Investment and held by a Restricted Subsidiary is unsecured and subordinated, pursuant to a written agreement, to the Company’s obligations under the Notes and this Agreement;

(n)            Investments represented by guarantees that are otherwise permitted under this Agreement;

(o)           any payment by any Restricted Subsidiary of the Company of any loan, advance or other Indebtedness or other amount owed by a Restricted Subsidiary of the Company to a Guarantor, the Company or another Restricted Subsidiary of the Company;

(p)           cash sweeps and other banking arrangements among TIP and its Subsidiaries and repayment of such cash sweeps in the ordinary course of business; and

(q)           so long as at the time of and after giving pro forma effect to any Investment under this clause (q) no Default or Event of Default has occurred and is continuing, Investments by 2degrees and its Subsidiaries in Persons conducting a Telecommunications Business, provided that the total aggregate amount of such Investments made under this clause (q) does not exceed $75.0 million (after giving effect to any reductions in the amount of any such Investments as a result of the repayment or other disposition thereof, or designation of the Person in which the Investment was made as a Restricted Subsidiary, the amount of such reduction not to exceed the amount of such Investments previously made pursuant to this clause (q)).

“Permitted Liens” means the following types of Liens:

(i)            Liens for taxes, assessments or governmental charges or levies not yet delinquent or Liens for taxes, assessments or governmental charges or levies being contested in good faith and by appropriate proceedings for which adequate reserves have been established to the extent required by GAAP, which proceedings have the effect of preventing the forfeiture or sale of the property or assets subject to any such Lien;

(ii)           Liens in respect of property or assets of any Guarantor, the Company or any of its Subsidiaries imposed by law, which were incurred in the ordinary course of business and do not secure Indebtedness, such as carriers’, warehousemen’s, materialmen’s, mechanics’ and pension plan administrators’ Liens and other similar Liens arising in the ordinary course of business, and (x) which do not in the aggregate materially detract from the value of such Guarantor’s, the Company’s or such Subsidiary’s property or assets taken as a whole or materially impair the use thereof in the operation of the business of such Guarantor, the Company or such Subsidiary taken as a whole or (y) which are not yet delinquent, or are being contested in good faith by appropriate proceedings, which proceedings have the effect of preventing the forfeiture or sale of the property or assets subject to any such Lien if a reserve or other appropriate provision, if any, as is required by GAAP shall have been made therefor, or (z) which are bonded;

(iii)          Liens arising solely by virtue of any statutory or common law provisions relating to attorney’s liens or bankers’ liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depositary institution;

(iv)          Liens in existence on the Effective Date (other than Liens securing Indebtedness that could be incurred under clause (6) or (14) of Section 4.06(b), in each case, that is outstanding on the Effective Date), and renewals or extensions thereof; provided that (x) the aggregate principal amount of the Indebtedness, if any, secured by such Liens does not increase from that amount outstanding at the time of any such renewal or extension and (y) any such renewal or extension does not encumber any additional assets or properties of any Guarantor, the Company or any of its Subsidiaries;

(v)           Liens (x) created by or pursuant to the Interest Rate Agreements and Currency Agreements and (y) securing the Notes outstanding on and as of the Effective Date;

(vi)          leases or subleases granted to other Persons in the ordinary course of business not materially interfering with the conduct of the business of any Guarantor, the Company or any of its Subsidiaries (taken as a whole);

(vii)         Liens securing Indebtedness permitted to be incurred under Section 4.06(b)(6)(i); provided that such Liens only extend to the Shared Collateral ;

(viii)        [reserved];

(ix)          any Lien existing on any property or asset prior to the acquisition thereof by the Company or any of its Subsidiaries or existing on any property or asset of any Person that becomes a Subsidiary of the Company after the date hereof prior to the time such Person becomes a Subsidiary of the Company; provided that (i) such Lien was not created in contemplation of or in connection with such acquisition or such Person becoming a Subsidiary of the Company, as the case may be, (ii) such Lien shall not apply to any other property or assets of the Company or any of its Subsidiaries and (iii) such Lien shall secure only those obligations which it secures on the date of such acquisition or the date such Person becomes a Subsidiary of the Company or the Company, as the case may be;

(x)            zoning restrictions, permits, franchises, licenses, reservations, utilities, sewers, electrical lines, telephone lines, easements, rights-of-way, restrictions, encroachments and other similar charges or encumbrances, and title deficiencies, in each case not materially interfering with the conduct of the business of the Guarantors, the Company or any of its Subsidiaries taken as a whole;

(xi)           Liens arising from precautionary UCC financing statement filings or similar filings regarding operating leases and consigned goods;

(xii)         statutory and common law landlords’ liens under leases to which any Guarantor, the Company or any of its Subsidiaries is a party;

(xiii)        Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, or to secure the performance of tenders, statutory obligations, surety bonds (other than appeal bonds), bids, government contracts, performance and return-of-money bonds and other similar obligations incurred in the ordinary course of business (exclusive of obligations in respect of the payment for borrowed money);

(xiv)        normal and customary rights of set-off upon deposits of cash in favor of lenders and other depositary institutions;

(xv)         any (x) interest or title of a lessor or sublessor (other than any Guarantor, the Company or any of its Subsidiaries) under any lease entered into by any Guarantor, the Company or any of its Subsidiaries as lessee to the extent that such lease is permitted to be entered into pursuant to this Agreement, (y) restriction or encumbrance to which the interest or title of such lessor or sublessor may be subject (including, without limitation, ground leases and other prior leases of the premises, mortgages, mechanics liens, liens for taxes not yet due and payable and easements) or (z) subordination of the interest of the lessee or sublessee under any such lease to any restriction or encumbrance referred to in the preceding clause (y);

(xvi)        [reserved];

(xvii)       Liens arising from judgments and attachments in connection with court proceedings; provided that the attachment or enforcement of such Liens would not result in an Event of Default hereunder and such Liens are being contested in good faith by appropriate proceedings, and adequate reserves have been set aside and no material property is subject to a material risk of loss or forfeiture and the claims in respect of such Liens are fully covered by insurance (subject to ordinary and customary deductibles) and a stay of execution pending appeal or proceeding for review is in effect or such judgment or attachment has been bonded or stayed;

(xviii)      Liens arising out of a conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by any Guarantor, the Company or any Restricted Subsidiary in the ordinary course of business;

(xix)         Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of any Guarantor, the Company or any Restricted Subsidiary;

(xx)          options, put and call arrangements, rights of first refusal, restrictions on transfer and similar rights relating to Investments in limited liability companies, corporations, joint ventures, partnerships and the like;

(xxi)         Liens securing Indebtedness or other obligations of the Company or a Restricted Subsidiary to the Company or a Restricted Subsidiary, as the case may be;

(xxii)        any pledge of the Capital Stock or Indebtedness of an Unrestricted Subsidiary to secure Indebtedness or other obligations of such Unrestricted Subsidiary;

(xxiii)       Liens securing Indebtedness of 2degrees and its Subsidiaries incurred in compliance with Section 4.06(b)(1), which Liens are limited to Liens on the applicable telecommunication licenses (or similar permits, consents or approvals);

(xxiv)       Liens upon Receivables securing obligations of 2degrees and its Subsidiaries in connection with any Permitted Receivables Financing permitted under Section 4.06(b)(14)(y), which Liens are upon only the Receivables based on which such Indebtedness was incurred;

(xxv)        Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary with respect to obligations that do not exceed $7.5 million at any one time outstanding and that (x) are not incurred in connection with borrowing of money or obtaining advances or credit (other than trade credit in the ordinary course of business) and (y) do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of the Company’s and its Restricted Subsidiaries’ businesses, taken as a whole;

(xxvi)       Liens securing Indebtedness permitted to be incurred under Section 4.06(b)(14)(x) or Section 4.06(b)(17); provided that such Liens do not extend to the property or assets of any Guarantor, the Company or any Restricted Subsidiary of the Company (other than the stock or assets of 2degrees and its Subsidiaries); and

(xxvii)      any extension, renewal or replacement, in whole or in part, of any Lien described in the foregoing clauses (i)-(xxvi).

“Permitted Parent Payment” means any payments made by TIP (a) to the Parent (i) to fund the payment of any dividends on, or make any distributions to the holders of, any Capital Stock of the Parent, not to exceed $3.0 million in any fiscal year of the Company, and (ii) to fund the settlement in cash of any deferred share units or restricted share units of the Parent in accordance with the applicable employee unit incentive plan of the Parent, not to exceed $2.0 million in any fiscal year of the Company, and (b) to the Parent or any of its Wholly Owned Subsidiaries not to exceed $3.0 million in any fiscal year of the Company to fund the payment by them of other expenses, obligations, liabilities or amounts, as contemplated by, and in accordance with, Section 9.1(c) of TIP’s limited liability agreement as in effect on May 2, 2017 or as subsequently amended, modified, replaced or supplemented in accordance with Section 4.09(b)(3) of the 8.875% Notes Indenture; provided that any unused amounts under the preceding clauses (a) or (b) in any fiscal year are permitted to be carried over to the next succeeding fiscal year and Permitted Parent Payments made during any fiscal year shall be deemed made, first, in respect of amounts permitted for such fiscal year as provided in this definition and, second, in respect of amounts, if any, carried over from the prior fiscal year (which, if not used in such next succeeding fiscal year, shall be reduced to zero).

“Permitted RBI 2 Investment” means Investments by 2degrees or its Subsidiaries in respect of a joint venture for the provision of high speed broadband and mobile services in rural New Zealand using the Rural Broadband Initiative Extension and Mobile Black Spot Fund, in an aggregate amount, since May 2, 2017, not to exceed (a) with respect to Investments to fund capital expenditures made or to be made by such joint venture, $25.0 million, and (b) with respect to Investments to fund operating expenses incurred by such joint venture net of any revenues received by the joint venture, 2degrees’ or its Subsidiaries’ ratable share thereof.

“Permitted Receivables Financing” means any Indebtedness incurred by any Person (other than the Company or any Guarantor), whether under a stand-alone facility or under a sub-borrowing limit under any other loan facility, that is based upon, and that does not exceed, up to the aggregate amount of the Receivables of such Person at such time and which Receivables, for the avoidance of doubt, have not otherwise been sold, factored or disposed of by such Person. Permitted Receivables Financing shall include any obligation of any Person (other than the Company or any Guarantor) in respect of the sale, factoring or other disposition of Receivables by such Person with recourse to such Person.

“Permitted Refinancing Indebtedness” means any Refinancing by any Guarantor, the Company or any Restricted Subsidiary of the Company of Indebtedness permitted under Sections 4.06(b)(2), (3) and (6), in each case that does not:

(1)            result in an increase in the aggregate principal amount of Indebtedness of such Guarantor, the Company and its Restricted Subsidiaries as of the date of such proposed Refinancing (plus the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness and plus the amount of reasonable expenses incurred by such Guarantor or the Company in connection with such Refinancing); or

(2)            create Indebtedness with (a) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness being Refinanced or (b) a final maturity earlier than the final maturity of the Indebtedness being Refinanced;

provided that (x) if such Indebtedness being Refinanced is Indebtedness solely of a Guarantor, the Company or a Restricted Subsidiary, then such Permitted Refinancing Indebtedness shall be Indebtedness solely of such Guarantor, the Company or such Restricted Subsidiary, as applicable, and (y) if such Indebtedness being Refinanced is subordinate or junior to the Notes or Note Guarantees, if any, then such Permitted Refinancing Indebtedness shall be subordinate to the Notes or such Note Guarantee, as the case may be, at least to the same extent and in the same manner as the Indebtedness being Refinanced, including, without limitation, with respect to priority of Liens securing any such Indebtedness being Refinanced. For the avoidance of doubt and without limiting the foregoing, the TIP Notes Redemption shall be deemed Permitted Refinancing Indebtedness.

“Permitted Tax Distributions” means, for any taxable period for which TIP is treated as a partnership (or an entity that is disregarded as separate from a partnership) for U.S. federal, state and/or local income tax purposes, the payment of any dividend or distribution to the direct or indirect owners of Equity Interests of TIP in an amount not to exceed the product of (a) the taxable income of TIP for such taxable period, and (b) 40% or, if greater, the then assumed maximum federal, state and/or local income tax rate (taking into account the deduction of state and local income taxes for federal income tax purposes) applicable to an individual or corporation (whichever is higher) with respect to income attributable to direct or indirect ownership of Equity Interests of TIP solely as a result of TIP being a partnership or disregarded entity for federal, state and/or local income tax purposes.

“Person” means an individual, partnership, corporation, unincorporated organization, limited liability company, trust or joint venture, or a governmental agency or political subdivision thereof.

“Pledge Agreement” means the Amended and Restated Pledge Agreement, dated as of the Effective Date, by and among the Company, the Guarantors and the Collateral Agent, as such agreement may be amended from time to time in accordance with its terms.

“Preferred Stock” of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

“principal” means, with respect to the Notes, the principal of, and premium, if any, on the Notes.

“Qualified Capital Stock” means any Capital Stock that is not Disqualified Capital Stock.

“Receivables” means rights arising under structured settlements, annuities, life settlements, life contingent receivables (whether in respect of structured settlements, annuities or otherwise), insurance contracts and other similar contractual obligations evidencing the right to receive payments purchased or acquired by the Company or any Restricted Subsidiary of the Company in the ordinary course of business and reasonable extensions thereof; provided, however, that for purposes of determining the amount of a Receivable at any time, such amount shall be determined in accordance with GAAP, consistently applied, as of the most recent practicable date; provided, further, that for purposes of determining the amount of any Permitted Receivables Financing permitted under Section 4.06(b)(14)(y), Receivables shall only include Receivables in respect of the sale of handsets, accessories, modems, routers and other similar equipment sold to customers.

“Recipient” means the Administrative Agent and any Holder, as applicable.

“redeem” means to redeem, repurchase, purchase, defease, retire, discharge or otherwise acquire or retire for value; and “redemption” shall have a correlative meaning.

“Refinance” means, in respect of any security or Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. “Refinanced” and “Refinancing” shall have correlative meanings.

“Remaining TIP Notes” means the TIP Notes (if any) that remain outstanding immediately following the consummation of the 2021 Exchange Offer on the Effective Date.

“Replacement Assets” means (i) properties and assets that replace the properties and assets that were the subject of an Asset Sale or properties and assets that will be used in the Company’s business or in that of the Restricted Subsidiaries or in any businesses that in the good faith judgment of the Board of Directors of the Company are reasonably related, and (ii) Capital Stock of any Person engaged in the Telecommunications Business or that owns Telecommunications Assets that, when taken together with all other Capital Stock of such Person owned by the Company and its Restricted Subsidiaries, constitutes a majority of Capital Stock of such Person and such Person is, or will become on the date of acquisition thereof, a Restricted Subsidiary.

“Responsible Officer” when used with respect to the Administrative Agent, means an officer assigned to the corporate trust department of the Administrative Agent (or any successor group of the Administrative Agent) with direct responsibility for the administration of this Agreement and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his knowledge of and familiarity with the particular subject, and who has direct responsibility for the administration of this Agreement.

“Restricted Subsidiary” of any Person means any Subsidiary of such Person which at the time of determination is not an Unrestricted Subsidiary. Unless otherwise indicated herein, all references to Restricted Subsidiaries means Restricted Subsidiaries of the Company.

“Rule 144” means Rule 144 promulgated under the Securities Act.

“S&P” means Standard & Poor’s Financial Services LLC, a division of S&P Global, Inc. or any successor to the rating agency business thereof.

“Sale and Leaseback Transaction” means any direct or indirect arrangement with any Person or to which any such Person is a party, providing for the leasing to a Guarantor, the Company or a Restricted Subsidiary of any property, whether owned by a Guarantor, the Company or any Restricted Subsidiary at the Effective Date or later acquired, which has been or is to be sold or transferred by such Guarantor, the Company or such Restricted Subsidiary to such Person or to any other Person from whom funds have been or are to be advanced to such Person on the security of such property.

“SEC” means the U.S. Securities and Exchange Commission.

“Secretary’s Certificate” means a certificate signed on behalf of any Person by its Secretary. Unless otherwise specified herein, each reference to a Secretary’s Certificate shall refer to a Secretary’s Certificate of the Company.

“Secured Indebtedness” means any Indebtedness secured by a Lien.

“Secured Parties” means the Administrative Agent, the Collateral Agent and the Holders.

“Securities Act” means the Securities Act of 1933, as amended, or any successor statute or statutes thereto, and the rules and regulations promulgated thereunder from time to time in effect.

“Security Document” means and includes the Pledge Agreement, the Cash Collateral Account Control Agreement, the NuevaTel/2degrees Proceeds Account Control Agreement and each other security agreement, pledge agreement, document or instrument utilized to pledge or grant or purport to pledge or grant a security interest or lien on any property as collateral for the Obligations under the Notes.

“Shared Collateral” means the Collateral, other than the Company Cash Collateral Account.

“Significant Subsidiary,” with respect to any Person, means any Restricted Subsidiary of such Person that satisfies the criteria for a “significant subsidiary” set forth in Rule 1.02(w) of Regulation S-X adopted by the SEC.

“Solvent” means, with respect to any Person on a particular date, that on such date (i) the fair market value of the assets of such Person is greater than the total amount of liabilities (including contingent liabilities) of such person, (ii) the present fair salable value of the assets of such person is greater than the amount that will be required to pay the probable liabilities of such person on its debts as they become absolute and matured, (iii) such Person is able to realize upon its assets and pay its debts and other liabilities, including contingent obligations, as they mature and (iv) such Person does not have unreasonably small capital.

“Spectrum Liabilities” means liabilities owing by 2degrees and its Restricted Subsidiaries in respect of rights in the 700MHz band, the 900 MHz band, the 1800 MHz band, the 2100 MHz band, and any 5G spectrum bands.

“Subordinated Indebtedness” means Indebtedness of the Company or any Guarantor that is subordinated or junior in right of payment to the Notes or the Note Guarantee of such Guarantor, as the case may be.

“Subsidiary,” with respect to any Person, means:

(i)            any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors (or equivalent) under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person; or

(ii)           any other Person of which at least a majority of the voting interest entitled to be cast in the election of directors (or equivalent) under ordinary circumstances shall at the time, directly or indirectly, owned by such Person.

Unless otherwise specified herein, each reference in this Agreement to a Subsidiary shall refer to a Subsidiary of the Company.

“Taxes” means any and all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding) or similar charges imposed by any Governmental Authority and any and all interest and penalties related thereto.

“Telecommunications Assets” means any asset of a Telecommunications Business, including, without limitation, a partnership, membership, stock or other equity interest in a Telecommunications Business.

“Telecommunications Business” means any business engaged in (a) the transmitting, broadcasting or telecasting of, voice, video, or data through owned or leased wireline or wireless transmission, broadcast or telecast facilities, including, without limitation, a business engaged in the business of operating telephony, broadband, radio, television, or other communications services, (b) creating, developing, acquiring, constructing, installing, repairing, maintaining or marketing communications related systems, network equipment and facilities, software, programming or other content and other products, (c) evaluating, owning, operating, participating in, investing in or pursuing another business related to any business described in clause (a) or (b) above, or (d) businesses ancillary or related thereto; provided, however, that the determination of what constitutes a Telecommunications Business shall be made in good faith by the Board of Directors of the Company.

“TIF” means Trilogy International Finance Inc., a Delaware corporation.

“TIP” means Trilogy International Partners LLC, a Washington limited liability company.

“TIP Notes” means TIP’s and TIF’s 8.875% Senior Secured Notes due 2022, treated as a single class of securities, as amended from time to time in accordance with the terms of the TIP Notes Indenture, that are issued from time to time pursuant to the TIP Notes Indenture.

“TIP Notes Indenture” means that certain Indenture, dated as of May 2, 2017, by and among TIP, TIF, the guarantors party thereto from time to time and Wells Fargo Bank, National Association, a national banking association, organized and existing under the laws of the United States of America, as trustee and as collateral agent, as amended from time to time through and including the Effective Date.

“TIP Notes Issuers” means TIP and Trilogy International Finance, Inc., a Delaware corporation.

“TIP Notes Redemption” shall have the meaning ascribed to such term in the definition of “2021 Exchange Offer Transactions”.

“TISP Finance” means TISP Finance, Inc., a Delaware corporation.

“TISPH” means Trilogy International South Pacific Holdings LLC, a Delaware limited liability company.

“Transaction Documents” means, collectively, this Agreement, the Notes, the Administrative Agent Fee Letter, the Security Documents, the Intercreditor Agreement and any other document executed in connection with the foregoing or the Transactions.

“Transactions” means, collectively, (i) the entering into of the Prior Agreement, the Notes and the Security Documents and the issuance and sale of the Notes on the Issue Date, (ii) the application of the proceeds from clause (i) of this definition in accordance with this Agreement, (iii) the conducting of the 2020 Consent Solicitation and the amending of the TIP Notes Indenture as contemplated thereby, (iv) the payment of fees and expenses in connection with the foregoing, and (v) the 2021 Exchange Offer Transactions.

“Unrestricted Subsidiary” of any Person means:

(1)           any Subsidiary of such Person that at the time of determination shall be or continue to be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below; and

(2)           any Subsidiary of an Unrestricted Subsidiary.

Unless otherwise indicated herein, all references to Unrestricted Subsidiaries mean Unrestricted Subsidiaries of the Company.

The Board of Directors of the Company may designate any Subsidiary (including, without limitation, any newly acquired or newly formed Subsidiary but excluding TISP Finance) as an Unrestricted Subsidiary; provided that such Subsidiary does not own any Capital Stock of, or does not own or hold any Lien on any property of, any Guarantor, the Company or any other Restricted Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided, further, that:

(i)            the Company certifies to the Administrative Agent that such designation complies with Section 4.07 or would constitute a “Permitted Investment”; and

(ii)           each Subsidiary to be so designated and each of its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of any Guarantor, the Company or any of its Restricted Subsidiaries.

For purposes of making the determination of whether any such designation of a Subsidiary as an Unrestricted Subsidiary complies with Section 4.07, the portion of the Fair Market Value of the net assets of such Subsidiary of the Company at the time that such Subsidiary is designated as an Unrestricted Subsidiary that is represented by the interest of the Company and its Restricted Subsidiaries (taken as a whole and without duplication) in such Subsidiary, in each case as determined in good faith by the Board of Directors of the Company, shall be deemed to be an Investment. Such designation will be permitted only if such Investment is permitted at such time under Section 4.07.

The Board of Directors of the Company may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary only if:

(i)            unless such redesignated Subsidiary shall not have any Indebtedness outstanding (other than Permitted Indebtedness), immediately after giving effect to such designation, the Consolidated Leverage Ratio of the Guarantors, the Company and its Restricted Subsidiaries is lower than immediately prior to such transaction; and

(ii)           immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing.

“U.S. Government Obligations” means direct non-callable obligations of, or guaranteed by, the United States of America for the payment of which guarantee or obligations the full faith and credit of the United States is pledged.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the then outstanding aggregate principal amount of such Indebtedness into (b) the sum of the total of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

“Wholly Owned Restricted Subsidiary” of any Person means any Wholly Owned Subsidiary of such Person which at the time of determination is a Restricted Subsidiary of such Person.

“Wholly Owned Subsidiary” of any Person means any Subsidiary of such Person of which all the outstanding voting securities (other than in the case of a foreign Subsidiary, directors’ qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law) are owned by such Person or any Wholly Owned Subsidiary of such Person.

Section 1.02.        Other Definitions.

The definitions of the following terms may be found in the sections indicated as follows:

Term	Defined Section
2020 FY Report	Section 9.01(a)(i)
2021 and 2020 Financial Reports	Section 9.01(a)(ii)
2021 Q1 Report	Section 9.01(a)(ii)
2degrees Liquidity Threshold	Section 4.22(a)
2degrees Sale	Section 4.22(a)
Act	Section 11.15(a)
Affiliate Transaction	Section 4.09(a)
After-Acquired Property	Section 12.01(c)
Anti-Money Laundering Laws	Section 9.01(p)
Business Day	Section 11.07
Change of Control Offer	Section 4.20
Change of Control Payment Date	Section 4.20
Closing	Section 2.01(a)
Company	Preamble
Company Parties	Section 2.08
Company Party	Section 2.08
Designated 2degrees Primary Proceeds	Section 3.03(c)
Eligible Assignee	Section 11.01(b)
Environmental Laws	Section 9.01(r)
ERISA	Section 9.01(s)
Event of Default	Section 6.01
Excess Proceeds Offer	Section 4.08
FCPA	Section 9.01(n)
Financial Reports	Section 4.02(b)
Guarantor	Preamble
Guarantors,	Preamble
Legal Holiday	Section 11.07
Note Guarantee	Section 10.01
Note Guarantees	Section 10.01
Notice of Prepayment	Section 3.03
OECD Convention	Section 9.01(n)
OFAC	Section 9.01(o)
Permitted Indebtedness	Section 4.06(b)
Plan	Section 9.01(s)
Purchase Price	Section 2.01(a)
Recovery	Section 12.09(a)
Register	Section 11.01(e)
Required Holders	Section 8.02(a)
Restricted Payment	Section 4.07(A)
Restricted Payments	Section 4.07(A)
Sale	Section 11.01(b)
Sanctioned Country	Section 9.01(o)
Sanctions	Section 9.01(o)
Surviving Entity	Section 5.01
TILA I	Preamble
TILA II	Preamble
TILA III	Preamble
TILT	Preamble
TIP	Preamble
TISPH	Preamble
USA PATRIOT Act	Section 9.01(p)

Section 1.03.     [reserved].

Section 1.04.     Rules of Construction.

Unless the context otherwise requires:

(1)        a term has the meaning assigned to it herein, whether defined expressly or by reference;

(2)        “or” is not exclusive;

(3)        words in the singular include the plural, and in the plural include the singular;

(4)        words used herein implying any gender shall apply to both genders;

(5)        “herein,” “hereof” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other Subsection;

(6)        unless otherwise specified herein, all accounting terms used herein shall be interpreted, all accounting determinations hereunder shall be made, and all financial statements required to be delivered hereunder shall be prepared in accordance with GAAP, applied on a basis consistent with the most recent audited consolidated financial statements of TIP;

(7)        “will” and “shall” shall have equivalent meanings and be interpreted to express a command;

(8)        “$,” “U.S. Dollars” and “United States Dollars” each refer to United States dollars, or such other money of the United States that at the time of payment is legal tender for payment of public and private debts; and

(9)        unless otherwise specified in this Agreement, any act or omission of any Subsidiary of TIP (other than TISPH or any Bolivian Holdco) that is not a Subsidiary of the Company shall not be attributed to TIP in determining TIP’s compliance with its obligations under Article Four hereof or otherwise under any Transaction Document.

Article Two

CLOSING; AMENDMENT AND RESTATEMENT OF PRIOR AGREEMENT; THE NOTES

Section 2.01.         Closing.

(a)            The closing (the “Closing”) of the purchase by the Holders in consideration of their payment of the Purchase Price (as defined below), as applicable, therefor took place remotely via the exchange of documents and signatures on the date of the Prior Agreement. At the Closing, each Holder paid to the Administrative Agent, in immediately available funds by wire transfer, the amount set forth opposite such Holder’s name on Schedule 2.01 under the heading “Purchase Price” (with respect to each Holder, the “Purchase Price”) (which reflects original issue discount of 4.625% of the principal amount of the Notes), and the Administrative Agent paid to the Company, in immediately available funds by wire transfer to the Company Cash Collateral Account, all amounts it received from each Holder in respect of the Purchase Price, and the Company delivered to such Holder an executed Note in the aggregate principal amount opposite such Holder’s name on Schedule 2.01 under the heading “Aggregate Principal Amount”.

Section 2.02.         Effectiveness of Amendment and Restatement of Prior Agreement. The effectiveness of this Agreement, and the amendment and restatement of the Prior Agreement hereby, shall be subject to the condition that all representations and warranties in Article Nine are, at and as of the date hereof and the Effective Date, true and correct, the condition that the Company and the Guarantors shall have performed all of their obligations hereunder theretofore to be performed, and the following additional conditions:

(i)        Friedman Kaplan Seiler Adelman LLP, counsel for the Company, shall have furnished to the Administrative Agent its written opinion, dated the Effective Date, in form and substance reasonably satisfactory to the Administrative Agent;

(ii)       Scott Morris, General Counsel for TIP, shall have furnished to the Administrative Agent his written opinion, dated the Effective Date, in form and substance reasonably satisfactory to the Administrative Agent;

(iii)      The Company shall have furnished or caused to be furnished to the Administrative Agent an Officers’ Certificate as to the accuracy of the representations and warranties of the Company and the Guarantors in Article Nine at and as of the Effective Date;

(iv)      The Company shall have furnished or caused to be furnished to the Administrative Agent a Secretary’s Certificate dated as of the Effective Date, certifying as to (i) certified copies of the organizational documents of the Company and each Guarantor in their respective jurisdictions of organization, (ii) the Board Resolution of the Company and each Guarantor authorizing their execution and delivery of the Transaction Documents to be executed on the Effective Date and the consummation of the Transactions contemplated thereby on the Effective Date, and (iii) the incumbency and specimen signature of each of the Officers of the Company and each Guarantor authorized to execute the Transaction Documents to which each of them is a party;

(v)      This Agreement, each of the Security Documents and the Intercreditor Agreement shall have been duly executed and delivered by a duly authorized officer of the Company, each of the Guarantors and the Administrative Agent, and the Notes shall have been duly executed and delivered by duly authorized officers of the Company, and the Holders shall have concurrently returned to the Company all Notes issued to them at the Issue Date;

(vi)       The Administrative Agent shall have received conformed counterparts of this Agreement, each of the Security Documents and the Intercreditor Agreement that shall have been executed and delivered by duly authorized officers of each party thereto, in form and substance reasonably satisfactory to the Administrative Agent;

(vii)      The Administrative Agent shall have received the results of a recent lien search in each of the jurisdictions where assets of the Company and the Guarantors are located and any jurisdictions in which valid filings with respect to such assets of the Company and the Guarantors may be in effect, and such search shall reveal no liens on any of the assets of the Company and the Guarantors or their respective subsidiaries except for Permitted Liens;

(viii)     The Administrative Agent shall have received satisfactory evidence of the good standing of the Company and the Guarantors in their respective jurisdictions of organization, as well as satisfactory evidence of their qualification as foreign entities, as well as good standings, in such other jurisdictions as the Administrative Agent may reasonably request, in each case in writing or any standard form of telecommunication from the appropriate governmental authorities of such jurisdictions;

(ix)        The Company shall have obtained all governmental, regulatory or third party permits, consents and approvals, if any, necessary for the 2021 Exchange Offer Transactions;

(x)         The Administrative Agent shall have received reasonably satisfactory evidence that the NuevaTel/2degrees Proceeds Cash Collateral Account has been established;

(xi)        The Holders shall have received proper UCC financing statements and filings, to be filed on or promptly after the Effective Date in all jurisdictions that the Holders deem necessary or desirable in order to perfect the security interests in the Collateral;

(xii)       No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or Governmental Authority of competent jurisdiction that prohibits the consummation of any of the Transactions;

(xiii)      The Company shall have delivered to the Administrative Agent such other documents, instruments or certificates relating to the transactions contemplated by this Agreement, the Security Documents or the Intercreditor Agreement as the Administrative Agent or the Holders or their counsel may reasonably request;

(xiv)      The 2021 Exchange Offer shall have been consummated on the terms and conditions set forth in the 2021 Offering Memorandum and Consent Solicitation Statement (TIP Notes) without giving effect to any amendment or other modification thereto without the prior written consent of each Holder, the TIP Notes Indenture shall have been amended to give effect to the Proposed Amendments (as defined in the 2021 Offering Memorandum and Consent Solicitation Statement (TIP Notes) without giving effect to any amendment or other modification thereto without the prior written consent of each Holder), and the TIP Notes Issuers shall have initiated the process for the TIP Notes Redemption (including, without limitation, delivery of a notice of redemption to holders of the TIP Notes in accordance with the terms of the TIP Notes Indenture);

(xv)       All fees due and payable to the Administrative Agent and the Holders shall have been paid (which fees due and payable to each Holder in consideration of its execution of this Agreement shall be deemed to have been paid by the Company to such Holder by the issuance of an executed Note in the aggregate principal amount set forth opposite such Holder’s name on Schedule 2.02 under the heading “Aggregate Principal Amount”), and all expenses to be paid or reimbursed to the Administrative Agent or the Holders (including all reasonable out-of-pocket legal fees and expenses) that have been invoiced at least two Business Days prior to the Closing shall have been paid; and

(xvi)     The Administrative Agent shall have received, at least three (3) Business Days prior to the Effective Date, a duly executed W-9 (or other applicable tax form) of the Company and each Guarantor, and all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the USA PATRIOT Act.

Section 2.03.     Replacement Notes.

If a Holder claims that its Note has been mutilated, lost, destroyed or wrongfully taken, in the absence of notice to the Company that such Note has been acquired by a bona fide purchaser, the Company shall, at its own expense, issue a replacement Note (and the Guarantors shall execute the guarantee thereon) if such Holder furnishes to the Company evidence reasonably acceptable to it of the ownership and the destruction, loss or theft of such Note and if the requirements of Section 8-405 of the New York Uniform Commercial Code as in effect on the date of this Agreement are met. Every replacement Note shall constitute a contractual obligation of the Company. The provisions of this Section 2.03 are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Notes. In each case any such mutilated, lost, destroyed or wrongly taken Note has become or is about to become due and payable, the Company, in its discretion, may instead of issuing a new Note pay such Note.

Section 2.04.     Treasury Notes; Voting Matters.

In determining whether the Holders of the required principal amount of Notes have concurred in any declaration of acceleration or notice of default or direction, waiver or consent or any amendment, modification or other change to this Agreement, Notes owned by the Company and Notes in excess of fifteen percent (15%) of the then outstanding Notes owned, in the aggregate, by any Affiliates of the Company shall be disregarded as though they were not outstanding, except that for the purposes of determining whether the Administrative Agent shall be protected in relying on any such direction, waiver or consent or any amendment, modification or other change to this Agreement, only Notes as to which a Responsible Officer of the Administrative Agent has received an Officers’ Certificate stating that such Notes are so owned shall be so disregarded. Notes so owned which have been pledged in good faith shall not be disregarded if the pledgee established to the satisfaction of the Administrative Agent the pledgee’s right so to act with respect to the Notes and that the pledgee is not the Company, a Guarantor, any other obligor on the Notes or any of their respective Affiliates.

Section 2.05.     Computation of Interest.

Interest on the Notes shall be computed on the basis of a 360-day year comprised of twelve 30-day months.

Section 2.06.     Defaulted Interest.

If the Company defaults on a payment of interest on the Notes, it shall pay the defaulted interest, plus (to the extent permitted by law) any interest payable on the defaulted interest, in accordance with the terms hereof, to the Persons who are Holders on a subsequent special record date, which date shall be at least five Business Days prior to the payment date. The Company shall promptly mail to each Holder and the Administrative Agent a notice that states the special record date, the payment date and the amount of defaulted interest, and interest payable on defaulted interest, if any, to be paid.

Section 2.07.     Legend.

Each Note certificate shall bear a legend in substantially the following form:

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED EXCEPT (1) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OR (2) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE STATE SECURITIES LAWS AND THE SECURITIES LAWS OF OTHER JURISDICTIONS.

THIS NOTE HAS BEEN ISSUED WITH “ORIGINAL ISSUE DISCOUNT” (WITHIN THE MEANING OF SECTION 1272 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED). UPON WRITTEN REQUEST, THE COMPANY WILL PROMPTLY MAKE AVAILABLE TO ANY HOLDER OF THIS NOTE THE FOLLOWING INFORMATION: (1) THE ISSUE PRICE AND DATE OF THE NOTE, (2) THE AMOUNT OF ORIGINAL ISSUE DISCOUNT ON THE NOTE AND (3) THE YIELD TO MATURITY OF THE NOTE. HOLDERS SHOULD CONTACT THE CHIEF FINANCIAL OFFICER AT TRILOGY INTERNATIONAL PARTNERS LLC, 155 108TH AVENUE, SUITE 400, BELLEVUE, WA 98004, TEL: (425) 458-5900.

Section 2.08.     Taxes.

(a)            Any and all payments by or on account of any obligation of any of the Company, the Guarantors or the Restricted Subsidiaries (collectively, the “Company Parties” and each a “Company Party”) hereunder will be made free and clear of and without deduction or withholding for any Taxes, except as required by applicable law. If any applicable law requires the deduction or withholding of any Tax from any such payment by any of the Company Parties, then the applicable Company Party shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable law and, if a Company Party is required to deduct any Indemnified Taxes or Other Taxes from such payments, then the sum payable hereunder will be increased as necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 2.08) the Administrative Agent or any Holder, as applicable, receives an amount equal to the amount it would have received had no such deductions been made.

(b)            In addition, the Company Parties will timely pay to the relevant Governmental Authority in accordance with applicable law, or at the option of the Administrative Agent timely reimburse it for the payment of, any Other Taxes.

(c)            Each Company Party will, jointly and severally, indemnify the Administrative Agent and each Holder, within ten (10) days after written demand therefor, for the full amount of any Indemnified Taxes or Other Taxes payable or paid by the Administrative Agent or such Holder or required to be withheld or deducted from a payment to the Administrative Agent or such Holder, on or with respect to any payment by or on account of any obligation of such Company Party hereunder (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section 2.08) and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to such Company Party by a Holder (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Holder, will be conclusive absent manifest error.

(d)            As soon as practicable after any payment of Taxes by a Company Party to a Governmental Authority pursuant to this Section 2.08, such Company Party will deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(e)

(i)            Any Holder that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Transaction Document will deliver to the Company and the Administrative Agent, at the time or times reasonably requested by the Company or the Administrative Agent, such properly completed and executed documentation reasonably requested by the Company or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Holder, if reasonably requested by the Company or the Administrative Agent, will deliver such other documentation prescribed by applicable law or reasonably requested by the Company or the Administrative Agent as will enable the Company or the Administrative Agent to determine whether or not such Holder is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation will not be required if in the Holder’s reasonable judgment such completion, execution or submission would subject such Holder to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Holder.

(ii)           Without limiting the generality of Section 2.08(e)(i) above, each Foreign Holder will, to the extent it is legally entitled to do so, deliver to the Company and the Administrative Agent on or prior to the date on which such Foreign Holder becomes a Holder under this Agreement (and from time to time thereafter upon the reasonable request of the Company or the Administrative Agent), two executed copies of whichever of the following is applicable:

(A)          duly completed copies of Internal Revenue Service Form W-8BEN or Form W-8BEN-E (or any subsequent versions thereof or successors thereto), claiming eligibility for benefits of an income tax treaty to which the United States of America is a party;

(B)          duly completed copies of Internal Revenue Service Form W-8ECI (or any subsequent versions thereof or successors thereto);

(C)          in the case of a Foreign Holder claiming the benefits of the exemption for portfolio interest under Section 871(h) or 881(c) of the Code, (I) a certificate substantially in the form of the applicable Exhibit D to the effect that such Foreign Holder is not:

(w)            a “bank” within the meaning of Section 881(c)(3)(A) of the Code;

(x)            a “10 percent shareholder” of the Company within the meaning of Section 871(h)(3) or 881(c)(3)(B) of the Code; or

(y)            a “controlled foreign corporation” described in Section 881(c)(3)(C) of the Code; and

(II)          duly completed copies of Internal Revenue Service Form W-8BEN or Form W-8BEN-E (or any subsequent versions thereof or successors thereto); and

(D)          duly completed copies of Internal Revenue Service Form W-8IMY, together with forms and certificates described in clauses (i) through (iii) above (and additional Internal Revenue Service Form W-8IMYs) or Internal Revenue Service Form W-9 as may be required; or

(E)           any other form prescribed by applicable law as a basis for claiming exemption from or a reduction in United States federal withholding tax duly completed together with such supplementary documentation as may be prescribed by applicable law to permit the Borrowers or the Administrative Agent to determine the withholding or deduction required to be made;

(iii)          Each Holder that is not a Foreign Holder will deliver to the Company and the Administrative Agent two copies of Internal Revenue Service Form W-9 on or about the date such Holder becomes a party and upon the expiration of any form previously delivered by such Holder.

Each Foreign Holder will promptly notify the Company at any time it determines that it is no longer in a position to provide any previously delivered certificate to the Company (or any other form of certification adopted by the United States of America or other taxing authorities for such purpose). Notwithstanding any other provision of this paragraph, a Holder will not be required to deliver any form pursuant to this Section 2.08 that such Holder is not legally able to deliver. Each Holder agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it will update such form or certification or promptly notify the Company and the Administrative Agent in writing of its legal inability to do so.

(f)            If a payment made to a Recipient under any Transaction Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Recipient were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Recipient will deliver to the Company and the Administrative Agent at the time or times prescribed by law and at such time or times reasonably requested by the Company or the Administrative Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Company or the Administrative Agent as may be necessary for the Borrowers and the Administrative Agent to comply with their obligations under FATCA and to determine that such Recipient has complied with such Recipient’s obligations under FATCA or to determine the amount, if any, to deduct and withhold from such payment. Solely for purposes of this Section 2.08(f), “FATCA” will include any amendments made to FATCA after the date of this Agreement.

(g)           If the Administrative Agent or any Holder determines, in its sole discretion exercised in good faith, that it has received a refund (including a credit in lieu of a refund) of any Indemnified Taxes or Other Taxes as to which it has been indemnified by a Company Party or with respect to which such Company Party has paid additional amounts pursuant to this Section 2.08, it will pay over an amount equal to such refund to such Company Party (but only to the extent of indemnity payments made, or additional amounts paid, by such Company Party under this Section 2.08 with respect to the Indemnified Taxes or Other Taxes giving rise to such refund), net of all out-of-pocket expenses of the Administrative Agent or such Holder (including any Taxes imposed with respect to such refund) as is determined by the Administrative Agent or such Holder in good faith, and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund); provided that such Company Party, upon the request of the Administrative Agent or such Holder, agrees to repay as soon as reasonably practicable the amount paid over to such Company Party (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Administrative Agent or such Holder in the event the Administrative Agent or such Holder is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this Section 2.08(g), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this Section 2.08(g) the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This Section 2.08(g) will not be construed to require the Administrative Agent or any Holder to make available its Tax returns (or any other information relating to its Taxes that it deems, in good faith, to be confidential) to the Company Parties or any other Person.

(h)           Each party’s obligations under this Section 2.08 will survive the resignation or replacement of the Administrative Agent or any assignment of rights by, or the replacement of, a Holder, and the repayment, satisfaction or discharge of all obligations under any Transaction Document.

For the purposes of this Section 2.08, the term “applicable law” includes FATCA.

Article Three

PREPAYMENTS

Section 3.01.     Optional Prepayments.

The Company may at any time voluntarily prepay the Notes in whole or in part, together with all accrued and unpaid interest to and excluding the date of prepayment, and any other sums which have become due to Holders under the Transaction Documents on or before the date of prepayment, with no premium or penalty (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Section 3.02.     Mandatory Prepayments.

(a)            If TIP or any of its Subsidiaries consummates a NuevaTel Transaction, the Net Cash Proceeds of such transaction (including any such proceeds realized on conversion of any non-cash consideration received in such transaction to cash) shall be applied by the Company (x) to redeem the 8.875% Notes in accordance with the applicable provisions of the 8.875% Notes Documents and (y) following the Discharge of the 8.875% Notes Obligations, to prepay the Notes promptly after the applicable date of receipt by TIP or any of its Subsidiaries of such Net Cash Proceeds (including any such proceeds received from time to time upon conversion into cash of any non-cash consideration received in respect of such transaction) at a prepayment price equal to 100% of the aggregate principal amount of the Notes being prepaid plus accrued and unpaid interest thereon, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date.

(b)            In addition, if NuevaTel pays any dividend on or makes any distribution with respect to its Capital Stock to TIP or any Subsidiary of TIP in the form of cash, Cash Equivalents or securities which by their terms convert to cash or Cash Equivalents within 12 months of consummation of such dividend or distribution, (x) all such cash or Cash Equivalents (including any such amounts realized on conversion of any non-cash consideration received in such transaction to cash), less (y) amounts (I) required to make payments permitted under Sections 4.07(C)(9) and (10) and (II) provided by any Guarantor, the Company or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP, equal to the aggregate amount of interest payments due on the next interest payment date in respect of each of the Notes, the 8.875% Notes and the Remaining TIP Notes (provided that such reserved amount is used to make such interest payments when due) shall be applied by the Company (x) to redeem the 8.875% Notes in accordance with the applicable provisions of the 8.875% Notes Documents and (y) following the Discharge of the 8.875% Notes Obligations, to prepay the Notes promptly after the applicable date of receipt by TIP or any of its Subsidiaries of such cash or Cash Equivalents (including any such proceeds received from time to time upon conversion into cash of any non-cash consideration received in respect of such transaction) at a prepayment price equal to 100% of the aggregate principal amount of the Notes being prepaid plus accrued and unpaid interest thereon, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date.

(c)            If TIP or any of its Subsidiaries consummates one or more 2degrees Liquidity Events, the Net Cash Proceeds of such transactions (including any such proceeds realized on conversion of any non-cash consideration received in such transaction to cash) (other than up to NZ$150.0 million in the aggregate thereof received by 2degrees or any its Subsidiaries in one or more 2degrees Liquidity Events (“Designated 2degrees Primary Proceeds”); provided such Designated 2degrees Primary Proceeds (i) are used by 2degrees or any of its Subsidiaries promptly (and in any event within two (2) Business Days after receipt) to repay Consolidated Total Indebtedness of 2degrees and its Subsidiaries by an amount equal to at least two-thirds of the Designated 2degrees Primary Proceeds, (ii) to the extent any Designated 2degrees Primary Proceeds remain following such reduction, are used by 2degrees or any of its Subsidiaries to fund the purchase of or payment for additional assets or properties that will be used in the business of 2degrees or its Restricted Subsidiaries to the extent that, after giving effect to such purchase or payment, on a pro forma basis, the Consolidated Leverage Ratio of 2degrees and its Subsidiaries does not exceed 1.5 to 1.0 and (iii) to the extent any Designated 2degrees Primary Proceeds are not applied in accordance with the foregoing clause (i) or (ii), shall be applied in accordance with the remainder of this paragraph) shall be applied by the Company to prepay the Notes promptly after the applicable date of receipt by TIP or any of its Subsidiaries of such Net Cash Proceeds (including any such proceeds received from time to time upon conversion into cash of any non-cash consideration received in respect of such transaction) at a prepayment price equal to 100% of the aggregate principal amount of the Notes being prepaid plus accrued and unpaid interest thereon, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date.

(d)            To effect any prepayment of Notes required by this Section 3.02, the Company will (i) deliver a Notice of Prepayment to the Administrative Agent no later than the next Business Day after the applicable Discharge of the 8.875% Notes Obligations or, in the case of any such prepayment in connection with a 2degrees Liquidity Event, the next Business Day after the date of receipt by TIP or any of its Subsidiaries of any applicable Net Cash Proceeds, and (ii) prepay the Notes with such Net Cash Proceeds no later than two (2) Business Days after the date of such Notice of Redemption.

Section 3.03.     Procedures for Prepayment. In the event the Company elects to make any optional prepayment pursuant to Section 3.01, or is required to make a mandatory prepayment pursuant to Section 3.02, the Company shall deliver to the Administrative Agent written notice of such prepayment (such notice, a “Notice of Prepayment”) in the form of Exhibit C by no later than 1:00 p.m. New York City time at least three (3) Business Days (or in the case of a mandatory prepayment pursuant to Section 3.02, two (2) Business Days) prior to the day of such prepayment. Any Notice of Prepayment received by the Administrative Agent after 1:00 p.m. New York City time shall be deemed received on the next Business Day. Upon receipt of such Notice of Prepayment, the Administrative Agent shall promptly notify each Holder. Each such Notice of Prepayment shall be irrevocable and effective upon the date received and shall be dated the date such notice is given, signed by an Officer of the Company and otherwise appropriately completed; provided that, notwithstanding the foregoing, a Notice of Prepayment that provides for voluntary prepayment of the Notes in full may state that such notice is conditioned upon the effectiveness of other financing arrangements, in which case such notice must be delivered to the Administrative Agent five (5) Business Days prior to the specified effective date and may be revoked by the Company (by written notice to the Administrative Agent at least one (1) Business Day prior to the specified effective date) if such condition is not satisfied. Subject to the proviso set forth above, if a Notice of Prepayment is given by the Company, the Company shall make such prepayment and the payment amount specified in such notice shall be due and payable on the date specified therein. The Company shall make the payment amount specified in any Notice of Prepayment by wire transfer of immediately available funds by 3:00 p.m. New York City time on the date specified therein to the account of the Administrative Agent, which will hold the funds on behalf of the Holders. The prepayment shall be made to the Administrative Agent, which shall promptly pay each Holder its share of the amount of such prepayment, on a pro rata basis or as nearly a pro rata basis as is practicable by wire transfer to such Holder’s account.

Article Four

COVENANTS

Section 4.01.     Payment of Notes; Use of Proceeds.

(a)            The Company will pay the principal of and interest on the Notes on the dates and in the manner provided in the Notes and this Agreement. An installment of principal or interest will be considered paid on the date it is due if the Administrative Agent holds on that date money designated for and sufficient to pay such installment. Any funds for purposes of any payment received by the Administrative Agent after 3:00 p.m. New York City time may, at the discretion of the Administrative Agent, be deemed received on the next Business Day.

(b)            The Company will pay interest on overdue principal (including post-petition interest in a proceeding under any Bankruptcy Law), and overdue interest, to the extent lawful, at the rate specified in the Notes.

(c)            The Company will at all times hold the proceeds of the Purchase Price (after payment of up to $1.75 million of consent fees in connection with the 2020 Consent Solicitation) in the Company Cash Collateral Account, pending application thereof in accordance with this Agreement. The Company will not be permitted to use the cash in the Company Cash Collateral Account, except solely (i) to pay interest on the Notes or the 8.875% Notes or (ii) to make a Company-TIP Intercompany Loan. TIP will not be permitted to use the proceeds of any Company-TIP Intercompany Loan for any purpose other than to pay interest when due in respect of, or (with respect to any such loan made with the proceeds of the issuance of any Backstop 8.875% Notes) to redeem or satisfy and discharge (as applicable), the TIP Notes.

Section 4.02.      Reports to Holders.

(a)            So long as any Notes are outstanding, the Company will furnish to the Administrative Agent and the Holders:

(1)            within 105 days after the end of each fiscal year, annual reports of TIP containing substantially all of the information that would have been required to be contained in an Annual Report on Form 10-K under the Exchange Act if TIP had been a reporting company under the Exchange Act (but only to the extent similar information is included or incorporated by reference in the 2021 Offering Memorandum and Consent Solicitation Statement (TIP Notes)), including (A) “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” (B) audited financial statements prepared in accordance with GAAP and (C) a presentation of Consolidated EBITDA of TIP and its Subsidiaries consistent with the presentation thereof in the 2021 Offering Memorandum and Consent Solicitation Statement (TIP Notes) and derived from such financial statements;

(2)            within 60 days after the end of each of the first three fiscal quarters of each fiscal year, quarterly reports of TIP containing substantially all of the information that would have been required to be contained in a Quarterly Report on Form 10-Q under the Exchange Act if TIP had been a reporting company under the Exchange Act (but only to the extent similar information is included or incorporated by reference in the 2021 Offering Memorandum and Consent Solicitation Statement (TIP Notes)), including (A) “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” (B) unaudited quarterly financial statements prepared in accordance with GAAP and reviewed pursuant to Statement on Auditing Standards No. 116 (or any successor provision) and (C) a presentation of Consolidated EBITDA of TIP and its Subsidiaries consistent with the presentation thereof in the 2021 Offering Memorandum and Consent Solicitation Statement (TIP Notes) and derived from such financial statements; and

(3)            within 5 Business Days after the occurrence of each event that would have been required to be reported in a Current Report on Form 8-K under the Exchange Act if TIP had been a reporting company under the Exchange Act, current reports containing substantially all of the information that would have been required to be contained in a Current Report on Form 8-K under the Exchange Act if TIP had been a reporting company under the Exchange Act; provided, however, that no such current report will be required to be furnished if TIP determines in its good faith judgment that such event is not material to Holders or the business, assets, operations, financial positions or prospects of the Guarantors, the Company and its Restricted Subsidiaries, taken as a whole.

Notwithstanding the foregoing, so long as TIP is controlled by the Parent, and the Parent is a publicly-traded holding company that also has no material operations of its own and only owns indirect interests in TIP through its Wholly Owned Subsidiaries and other immaterial assets, the Company shall be deemed to have furnished to the Administrative Agent and the Holders the information described under paragraphs (1), (2) and (3) above to the extent that the Parent (i) has complied with its reporting obligations under the Exchange Act (which may be satisfied pursuant to the SEC’s Multijurisdictional Disclosure System, so long as the Parent qualifies therefor), (ii) with respect to paragraphs (1) and (2) above, furnished financial statements prepared in accordance with GAAP, and (iii) with respect to clauses (1)(C) and (2)(C) above, has included a presentation of Consolidated EBITDA of TIP and its Subsidiaries derived from the Parent’s Adjusted EBITDA as set forth in the Parent’s periodic report for such period.

At any time prior to the consummation of a NuevaTel Transaction, the quarterly and annual reports required by the preceding paragraphs will include a reasonably detailed presentation (with not less than the same level of detail as included in the Parent’s most recent quarterly report on Form 6-K filed with the SEC or most recent annual report on Form 20-F filed with the SEC, in each case, on or prior to the Effective Date), either on the face of the financial statements or in the footnotes thereto, and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” or other comparable section, of the financial condition and results of operations of TIP’s Bolivia segment (unless and until the Parent is not required by GAAP to so report on TIP’s Bolivia segment in its financial statements). In addition, at any time that any of the Company’s Subsidiaries are Unrestricted Subsidiaries, then the quarterly and annual reports required by the preceding paragraphs will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” or other comparable section, of the financial condition and results of operations of the Guarantors, the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

(b)            So long as any Notes are outstanding, the Company will also hold a quarterly conference call (the access details for which will be posted on TIP’s or the Parent’s website) with Holders, qualified prospective investors and securities analysts to discuss the information contained in the annual and quarterly reports required under Section 4.02(a)(1) and (2) (the “Financial Reports”), not later than ten Business Days following the time the Company furnishes such Financial Reports to the Administrative Agent, such call to be the same quarterly investors’ call held by the Parent, so long as TIP is controlled by the Parent, and the Parent is a publicly-traded holding company that also has no material operations of its own and only owns indirect interests in TIP through its Wholly Owned Subsidiaries and other immaterial assets.

Section 4.03.      Waiver of Stay, Extension or Usury Laws.

Each of the Company and the Guarantors covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead (as a defense or otherwise) or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law or any usury law or other law which would prohibit or forgive any of the Company and the Guarantors from paying all or any portion of the principal of, premium, if any, and/or interest on the Notes as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the covenants or the performance of this Agreement; and (to the extent that they may lawfully do so) each of the Company and the Guarantors hereby expressly waives all benefit or advantage of any such law, and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Administrative Agent, but will suffer and permit the execution of every such power as though no such law had been enacted.

Section 4.04.      Compliance Certificate; Notice of Default.

(a)            The Company will deliver to the Administrative Agent, within 120 days after the end of each fiscal year, an Officers’ Certificate stating that a review of the activities of the Company, the Guarantors and the Restricted Subsidiaries during such fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company, the Guarantors and the Restricted Subsidiaries have kept, observed, performed and fulfilled their obligations under this Agreement, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge, the Company, the Guarantors and the Restricted Subsidiaries have kept, observed, performed and fulfilled each and every covenant contained in this Agreement and no Default or Event of Default occurred during such period (or, if a Default or an Event of Default shall have occurred, describing all such Defaults and Events of Default of which he or she may have knowledge and what action they are taking or propose to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the Notes is prohibited or if such event has occurred, a description of the event and what action the Company and the Guarantors are taking or propose to take with respect thereto.

(b)            The Company and the Guarantors will, so long as any of the Notes are outstanding, deliver to the Administrative Agent, within 10 Business Days upon any Officer obtaining actual knowledge of any Default or Event of Default, an Officers’ Certificate specifying such Default or Event of Default and what action the Company and the Guarantors are taking or propose to take with respect thereto.

(c)            The Company’s fiscal year currently ends on December 31. The Company will provide written notice to the Administrative Agent of any change in its fiscal year.

Section 4.05.      Payment of Obligations.

The Company will, and will cause each Restricted Subsidiary to, and each of the Guarantors will, (i) pay its material taxes, duties, levies, imposts, assessments and governmental charges (including any related interest, penalties and additions to tax) before the same shall become delinquent or in default, except where (a) the validity or amount thereof is being contested in good faith by appropriate proceedings and (b) the Company, such Restricted Subsidiary, or such Guarantor, as applicable, has set aside on its books adequate reserves with respect thereto in accordance with GAAP and (ii) pay all fees and expenses required to be paid pursuant to the Administrative Agent Fee Letter.

Section 4.06.      Limitation on Incurrence of Additional Indebtedness.

(a)            The Company will not, and will not permit any Restricted Subsidiary to, and each of the Guarantors will not, create, issue, incur, assume, guarantee or in any manner become directly or indirectly liable with respect to or otherwise become responsible for, contingently or otherwise, the payment of (individually and collectively, to “incur” or, as appropriate, an “incurrence”), any Indebtedness (other than Permitted Indebtedness).

(b)            This Agreement will not, however, prohibit the following (collectively, “Permitted Indebtedness”):

(1)            Indebtedness of 2degrees and its Subsidiaries due and owing to governmental entities or regulatory authorities in connection with telecommunications licenses (or similar permits, consents or approvals) or any renewal thereof, or Indebtedness of 2degrees and its Subsidiaries incurred to finance the payment of deposits for telecommunications licenses (or similar permits, consents or approvals) or any renewal thereof, to any governmental or regulatory authority related to a license (or similar permits, consents or approvals);

(2)            Indebtedness represented by the Notes outstanding on the Effective Date (but not including any additional Notes) (and any Permitted Refinancing Indebtedness in respect thereof) in an aggregate principal amount not to exceed $51.0 million at any one time outstanding;

(3)            any Indebtedness of the Company, any Restricted Subsidiary or any Guarantor outstanding on the Effective Date (other than (x)  Indebtedness specified in clause (2) above or clause (6) below and (y) Indebtedness that could be incurred under clause (14) below that is outstanding on the Effective Date and which shall be deemed incurred under such clause) and any Permitted Refinancing Indebtedness in respect thereof;

(4)            the incurrence by the Company, any Restricted Subsidiary or any Guarantor of intercompany Indebtedness between or among the Company, any Restricted Subsidiaries or any Guarantors (other than New Zealand Financing Indebtedness); provided that (A) any such Indebtedness of the Company is unsecured and subordinated, pursuant to a written agreement, to the Company’s obligations under the Notes and this Agreement, (B) any such Indebtedness of a Guarantor is unsecured and, other than any such Indebtedness in respect of any Company-TIP Intercompany Loan, subordinated, pursuant to a written agreement, to such Guarantor’s Note Guarantee and (C) (i) any disposition, pledge or transfer of any such Indebtedness to a Person (other than (x) a disposition, pledge or transfer to the Company, a Restricted Subsidiary or a Guarantor, or (y) a disposition, pledge or transfer of any of the Company’s right, title or interest in any Company-TIP Intercompany Loan in connection with the creation, enforcement or foreclosure by or on behalf of the Holders or the holders of the 8.875% Notes of any Lien thereon that secures the obligations of the Company in respect of the Notes or the 8.875% Notes) and (ii) any transaction pursuant to which any Restricted Subsidiary that has Indebtedness owing to the Company, a Guarantor or another Restricted Subsidiary ceases to be a Restricted Subsidiary will, in each case, be deemed to be an incurrence of such Indebtedness not permitted by this clause (4);

(5)            guarantees of the Company’s Indebtedness or Indebtedness of any Restricted Subsidiary by 2degrees and its Subsidiaries if such guaranteed Indebtedness is otherwise permitted to be incurred under this Agreement;

(6)            (i) Indebtedness represented by the 8.875% Notes issued on the Effective Date (including any Backstop 8.875% Notes but excluding any Additional Notes (as defined in the 8.875% Notes Indenture)) and (ii) Indebtedness under the Remaining TIP Notes (but not including any additional Remaining TIP Notes) (and any Permitted Refinancing Indebtedness in respect of the foregoing) in an aggregate principal amount, for clauses (i) and (ii), not to exceed $356,997,400 (or, if an 8.875% Notes Principal Increase Event shall have occurred, $367,707,322) at any one time outstanding;

(7)            the incurrence by TIP, 2degrees and Subsidiaries of 2degrees of Indebtedness arising from agreements providing for guarantees, indemnities or obligations in respect of purchase price adjustments in connection with the acquisition or disposition of assets, including, without limitation, shares of Capital Stock, other than guarantees or similar credit support given by TIP, 2degrees and Subsidiaries of 2degrees of Indebtedness incurred by any Person (other than TIP, 2degrees and Subsidiaries of 2degrees) acquiring all or any portion of such assets for the purpose of financing such acquisition;

(8)            the incurrence by the Company, any Restricted Subsidiary or any Guarantor of Indebtedness under Currency Agreements entered into in the ordinary course of business and not for speculative purposes;

(9)            the incurrence by the Company, any Restricted Subsidiary or any Guarantor of Indebtedness under Interest Rate Agreements entered into in the ordinary course of business and not for speculative purposes;

(10)          the incurrence of Indebtedness by the Company, any Restricted Subsidiary or any Guarantor in respect of workers’ compensation and claims arising under similar legislation, or pursuant to self-insurance obligations and not in connection with the borrowing of money or the obtaining of advances or credit;

(11)          the incurrence of Indebtedness by the Company, any Restricted Subsidiary or any Guarantor arising from (A) the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within 5 Business Days of incurrence, (B) bankers’ acceptances, performance, surety, judgment, appeal or similar bonds, instruments or obligations; (C) completion guarantees provided or letters of credit obtained by the Company, any Restricted Subsidiary or any Guarantor, or in respect of performance, surety or appeal bonds provided, in the ordinary course of business; and (D) the financing of insurance premiums in the ordinary course of business;

(12)          [reserved];

(13)          [reserved];

(14)          (x) prior to the consummation of the initial 2degrees Liquidity Event, Indebtedness incurred by 2degrees and its Subsidiaries in an aggregate principal amount at any one time outstanding not to exceed the greater of (A) NZ$245.0 million (including any such Indebtedness outstanding on the Effective Date) and (B) such other amount to the extent that, after giving effect to the incurrence of such Indebtedness by 2degrees and its Subsidiaries and the application of the proceeds thereof, on a pro forma basis, the Consolidated Leverage Ratio of 2degrees and its Subsidiaries (as evidenced by an Officers’ Certificate to the Administrative Agent (i) in respect of any such incurrence in excess of NZ$2.0 million, within five (5) Business Days of the date of any such incurrence and (ii) in respect of any other such incurrence, (a) within 60 days after the end of each of the first three fiscal quarters of each fiscal year of TIP and (b) within 105 days after the end of each fiscal year of TIP, in each case, setting forth in reasonable detail such calculation) would be less than 2.0 to 1.0; (y) at all times prior to and following the consummation of any 2degrees Liquidity Event, Indebtedness incurred by 2degrees and its Subsidiaries in respect of any Permitted Receivables Financing in an aggregate principal amount not to exceed NZ$50.0 million at any one time outstanding; and (z) at all times prior to and following the consummation of any 2degrees Liquidity Event, New Zealand Financing Indebtedness;

(15)          [reserved];

(16)          the incurrence by the Company, any Restricted Subsidiary or any Guarantor of Indebtedness to the extent that the net proceeds thereof are promptly deposited with the Administrative Agent to prepay or repay in full the Notes; and

(17)          following the initial 2degrees Liquidity Event, Indebtedness incurred by 2degrees and its Subsidiaries in an aggregate principal amount at any one time outstanding not to exceed such amount to the extent that, after giving effect to the incurrence of such Indebtedness by 2degrees and its Subsidiaries and the application of the proceeds thereof, on a pro forma basis, the Consolidated Leverage Ratio of 2degrees and its Subsidiaries (as evidenced by an Officers’ Certificate to the Administrative Agent (i) in respect of any such incurrence in excess of NZ$2.0 million, within five (5) Business Days of the date of any such incurrence and (ii) in respect of any other such incurrence, (a) within 60 days after the end of each of the first three fiscal quarters of each fiscal year of TIP and (b) within 105 days after the end of each fiscal year of TIP, in each case, setting forth in reasonable detail such calculation) would be less than 1.5 to 1.0.

(c)            Notwithstanding any other provision of this Agreement, for purposes of determining compliance with this Agreement, increases in Indebtedness solely due to fluctuations in the exchange rates of currencies will not be deemed to exceed the maximum amount that the Company, its Restricted Subsidiaries or the Guarantors may incur under this Agreement, and in no event shall the reclassification of any lease or other liability as Indebtedness due to a change in GAAP after the Effective Date be deemed to be an incurrence of Indebtedness.

(d)            For purposes of determining any particular amount of Indebtedness under this Agreement:

(i)            obligations with respect to letters of credit, guarantees or Liens, in each case supporting Indebtedness otherwise included in the determination of such particular amount, shall not be included;

(ii)            any Liens granted pursuant to the equal and ratable provisions referred to in Section 4.10 will not be treated as Indebtedness;

(iii)           accrual of interest, accrual of dividends, the accretion of accreted value, the reclassification of Preferred Stock as Indebtedness due to a change in GAAP or the application thereof, the payment of dividends on Disqualified Capital Stock in the form of additional shares of the same class of Disqualified Capital Stock, the obligation to pay commitment fees and the payment of interest in the form of additional Indebtedness will not be treated as the incurrence of Indebtedness;

(iv)           in the case of any Indebtedness issued with original issue discount, only the accreted value of the Indebtedness shall be included; and

(v)            in the case of Interest Swap Obligations, the amount of Indebtedness in respect thereof shall be the termination value of the agreement or arrangement giving rise to such obligations that would be payable by such Person at such time.

(e)            In the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in clause (b) of this Section 4.06, the Company, in its sole discretion, shall be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described in clause (b) of this Section 4.06, and may change the classification of an item of Indebtedness (or any portion thereof) to any other type of Indebtedness described in clause (b) of this Section 4.06 at any time. In determining the amount of Indebtedness outstanding under one of the types of Indebtedness described in clause (b) of this Section 4.06, any obligation of such Person or any other Person arising under any guarantee, Lien, letter of credit or similar instrument supporting such Indebtedness shall be disregarded so long as it is permitted to be incurred by the Person or Persons incurring such obligation.

Section 4.07.      Limitation on Restricted Payments.

(A)            The Company will not, and will not permit any Restricted Subsidiary to, and each of the Guarantors will not, directly or indirectly, take any of the following actions (each of which is a “Restricted Payment” and which are collectively referred to as “Restricted Payments”):

(i)             declare or pay any dividend on or make any distribution (whether made in cash, securities or other property) with respect to any of the Guarantors, the Company’s or any Restricted Subsidiary’s Capital Stock (including, without limitation, any payment in connection with any merger or consolidation involving any Guarantor, the Company or any Restricted Subsidiary) (other than to the Company, any Guarantor or any Restricted Subsidiary or, with respect to a Restricted Subsidiary, pro rata to such Restricted Subsidiary’s equity holders) except for dividends or distributions payable solely in shares of TIP’s Qualified Capital Stock or in options, warrants or other rights to acquire such shares of Qualified Capital Stock;

(ii)            purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation), directly or indirectly, any shares of any Guarantor’s or the Company’s Capital Stock or any Capital Stock of any Affiliate of the Company (or any options, warrants or other rights to acquire such shares of Capital Stock) held by Persons other than the Company, a Guarantor or a Restricted Subsidiary (other than Capital Stock (or any options, warrants or other rights to acquire such shares of Capital Stock) of any Restricted Subsidiary);

(iii)           make any principal payment on, purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value, prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Indebtedness; or

(iv)           make any Investment (other than any Permitted Investment) in any Person.

If any Restricted Payment described above is not made in cash, the amount of the proposed Restricted Payment shall be the Fair Market Value of the asset to be transferred as of the date of transfer.

(B)            Notwithstanding Section 4.07(A), 2degrees and its Subsidiaries may make a Restricted Payment if, at the time of and after giving pro forma effect thereto, 2degrees or such Subsidiary is permitted to make such Restricted Payment under Section 4.07(B) of the 8.875% Notes Indenture (after giving effect to the last paragraph of this Section 4.07).

(C)            Notwithstanding Section 4.07(A) and Section 4.07(B), any Guarantor, the Company and any Restricted Subsidiary may take the following actions so long as (with respect to clauses (4), (5), (7) and (8) below) no Default or Event of Default has occurred and is continuing:

(1)            the payment of any dividend within 60 days after the date of its declaration if at the date of its declaration such payment would have been permitted by the provisions of this Agreement;

(2)            the repurchase, redemption or other acquisition or retirement for value of any shares of TIP’s Capital Stock (or options, warrants or other rights to acquire such Capital Stock) in exchange for (including, without limitation, any such exchange pursuant to the exercise of a conversion right or privilege in connection with which cash is paid in lieu of the issuance of fractional shares or scrip), or out of the Net Cash Proceeds of, a substantially concurrent issuance and sale (other than to a Restricted Subsidiary or any other Subsidiary of TIP) of, shares of TIP’s Qualified Capital Stock or options, warrants or other rights to acquire such Capital Stock;

(3)            the TIP Notes Redemption;

(4)            the repurchase of Capital Stock deemed to occur upon the exercise of stock options or warrants with respect to which payment of the cash exercise price has been forgiven if the cumulative aggregate value of such deemed repurchases does not exceed the cumulative aggregate amount of the exercise price of such options received;

(5)            payments or distributions to dissenting shareholders pursuant to applicable law in connection with or in contemplation of a merger, consolidation or transfer of assets that complies with the provisions of Section 5.01 hereof;

(6)            cash payments in lieu of issuing fractional shares pursuant to the exchange or conversion of any exchangeable or convertible securities;

(7)            the purchase, redemption, acquisition, cancellation or other retirement for value of shares of Capital Stock of the Parent, any Guarantor, the Company or any Restricted Subsidiary, options on any such shares or related stock appreciation rights or similar securities held by directors, officers or employees (or their estates or beneficiaries under their estates), upon death, disability, retirement, termination of employment or pursuant to any agreement under which such shares of stock or related rights were issued (including payments to Parent to fund the purchase, redemption, acquisition, cancellation, or other retirement for value thereof); provided that the aggregate cash consideration paid pursuant to this clause (7) for such purchase, redemption, acquisition, cancellation or other retirement of such shares of Capital Stock or related rights does not exceed (i) $5.0 million in any fiscal year of the Company (with unused amounts in any fiscal year being permitted to be carried over for the next succeeding fiscal years) or (ii) $20.0 million in the aggregate from May 2, 2017;

(8)            other Restricted Payments made by 2degrees or any of the Restricted Subsidiaries that are Subsidiaries of 2degrees in an aggregate amount not to exceed $10.0 million;

(9)            Permitted Tax Distributions;

(10)          Permitted Parent Payments; and

(11)          Permitted RBI 2 Investments.

The actions described in clauses (1), (5), (6) and (7) of this Section 4.07(C) are Restricted Payments that will be permitted to be made in accordance with this Section 4.07(C) but that reduce the amount that would otherwise be available for Restricted Payments with respect to Section 4.07(B)(3) of the 8.875% Notes Indenture for the purpose of determining the amount available for Restricted Payments under Section 4.07(B) hereof.

Section 4.08.      Limitation on Asset Sales.

The Company will not, and will not permit any Restricted Subsidiary to, and each of the Guarantors will not, consummate any Asset Sale unless:

(1)            the consideration such Guarantor, the Company or such Restricted Subsidiary receives for such Asset Sale is not less than the Fair Market Value of the assets sold;

(2)            at least 75% of the consideration such Guarantor, the Company or such Restricted Subsidiary receives in respect of such Asset Sale (100% with respect to any Collateral) consists of: (A) cash (including, without limitation, any Net Cash Proceeds received from the conversion within 60 days of such Asset Sale of securities, notes or other obligations received in consideration of such Asset Sale); (B) Cash Equivalents; (C) the assumption by the purchaser of (x) the Guarantor’s or the Company’s Indebtedness secured by a Lien or Indebtedness of any Restricted Subsidiary secured by a Lien (other than Subordinated Indebtedness) as a result of which none of the Guarantors, the Company or the Restricted Subsidiaries remains obligated in respect of such Indebtedness or (y) Indebtedness of a Restricted Subsidiary secured by a Lien and such Restricted Subsidiary is no longer a Restricted Subsidiary as a result of such Asset Sale, if the Company, the Guarantors and each other Restricted Subsidiary is released from any guarantee of such Indebtedness secured by a Lien as a result of such Asset Sale; or (D)  a combination of the consideration specified in clauses (A) to (C); and

(3)            the Company delivers an Officers’ Certificate to the Administrative Agent certifying that such Asset Sale complies with the provisions described in clauses (1) and (2) above.

If a Guarantor, the Company or any Restricted Subsidiary consummates an Asset Sale, the Net Cash Proceeds of the Asset Sale, within 360 days after the consummation of such Asset Sale, may be used by any Guarantor, the Company or any Restricted Subsidiary to (i) permanently repay or prepay the Notes, (ii) invest in any Replacement Assets, or (iii) effect any combination of the foregoing; provided that a binding commitment shall be treated as a permitted application of Net Cash Proceeds pursuant to the foregoing so long as the Company or such other Restricted Subsidiary enters into such commitment with the good faith expectation that such Net Cash Proceeds shall be applied to satisfy such commitment on or prior to 90 days following the expiration of such 360 day period, and such Net Cash Proceeds are in fact applied on or prior to the expiration of such 90 day period. In addition, following the expiration of such 360 day period (or following the expiration of such subsequent 90 day period, as applicable), any Net Cash Proceeds not applied as set forth above shall, if required under Section 4.08, be used by the Company to make an Excess Proceeds Offer with respect to the Notes. The amount of such Net Cash Proceeds not so used as set forth in this paragraph constitutes “Excess Proceeds.” Pending the final application of any such Net Cash Proceeds, the Company may temporarily reduce revolving credit borrowings or otherwise invest such Net Cash Proceeds in any manner that is not prohibited by this Agreement.

When the aggregate amount of Excess Proceeds exceeds $25.0 million, the Company will, within 20 Business Days, make an offer to purchase (an “Excess Proceeds Offer”) to all Holders on a pro rata basis, in accordance with the procedures set forth in this Agreement, the maximum principal amount (expressed as a multiple of $1,000) of the Notes that may be purchased with the amount of the Excess Proceeds. The offer price as to the Notes will be payable in cash in an amount equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest, if any, to the date of purchase. For the avoidance of doubt, an Excess Proceeds Offer may be made, in the Company’s discretion, prior to the end of the 360 day period described in the preceding paragraph.

To the extent that the aggregate principal amount of the Notes tendered pursuant to an Excess Proceeds Offer is less than the aggregate amount of Excess Proceeds, the Company may, subject to the 8.875% Notes Indenture, use the amount of such Excess Proceeds not used to prepay the Notes for general corporate purposes that are not otherwise prohibited by this Agreement. If the aggregate principal amount of the Notes tendered pursuant to an Excess Proceeds Offer exceeds the aggregate amount of Excess Proceeds, the Notes shall be purchased on a pro rata basis (based on the principal amount of the Notes tendered). Upon completion of each such Excess Proceeds Offer, the amount of Excess Proceeds will be reset to zero.

In order to make an Excess Proceeds Offer, the Company must send, by first class mail (or electronic transmission), a notice to each Holder, with a copy to the Administrative Agent, which notice shall govern the terms of the Excess Proceeds Offer. Such notice shall state, among other things, (i) that an Excess Proceeds Offer is being made pursuant to this Agreement, (ii) the purchase date, which shall be, subject to any contrary requirements of applicable law, a Business Day no earlier than 30 days nor later than 60 days after the date on which such notice is sent, and (iii) such information regarding the TIP and its Subsidiaries as the Company in good faith believes will enable Holders to make an informed decision with respect to such Excess Proceeds Offer. Holders electing to have a Note purchased pursuant to an Excess Proceeds Offer will be required to surrender the Note, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Note completed, to the Administrative Agent at the address specified in the notice prior to the close of business on the fifth Business Day prior to the purchase date.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to an Excess Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with this Section 4.08, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this Section 4.08 by virtue thereof.

Any prepayment of Notes pursuant to this Section 4.08 shall be made pursuant to the procedures specified in Section 3.03.

Section 4.09.      Limitations on Transactions with Affiliates.

(a)            The Company will not, and will not permit any Restricted Subsidiary to, and each of the Guarantors will not, directly or indirectly, enter into or suffer to exist any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets or property or the rendering of any service) with, or for the benefit of, any Affiliate of any Guarantor, the Company or any Restricted Subsidiary (an “Affiliate Transaction”) in excess of $2.5 million unless such transaction or series of transactions are entered into in good faith and:

(1)            such transaction or series of transactions is on terms that, taken as a whole, are not materially less favorable to such Guarantor, the Company or such Restricted Subsidiary, as the case may be, than those that could have been obtained in a comparable arm’s-length transaction with third parties that are not Affiliates;

(2)            with respect to any transaction or series of related transactions involving aggregate payments or the transfer of assets or provision of services, in each case having a value greater than $2.5 million, the Company shall deliver an Officers’ Certificate to the Administrative Agent certifying that such transaction or series of transactions complies with clause (1) above; and

(3)            with respect to any transaction or series of related transactions involving aggregate payments or the transfer of assets or provision of services, in each case having a value greater than $20.0 million, the Company shall deliver (x) a resolution of its Board of Directors (set out in an Officers’ Certificate to the Administrative Agent) resolving that such transaction complies with clause (1) above and that the fairness of such transaction has been approved by a majority of the Disinterested Directors (or in the event there is only one Disinterested Director, by such Disinterested Director) of such Guarantor’s or the Company’s, as applicable, Board of Directors and (y) a written opinion by a nationally recognized accounting, appraisal or investment banking firm, which such opinion shall state a favorable opinion as to the fairness of the transaction to the Guarantor, the Company or its Restricted Subsidiary, as applicable.

(b)            Notwithstanding the foregoing, the restrictions set forth in Section 4.09(a) will not apply to:

(1)            customary directors’ fees, indemnification, expense reimbursement and similar arrangements (including, without limitation, the payment of directors’ and officers’ insurance premiums), consulting fees, financial advisory fees, employee salaries, bonuses, employment agreements and arrangements, compensation or employee benefit arrangements, including, without limitation, stock options or legal fees, so long as such Guarantor’s or the Company’s, as applicable, Board of Directors has approved the terms thereof and deemed the services theretofore or thereafter to be performed for such compensation or payments to be fair consideration therefor;

(2)            any Restricted Payments not prohibited by the covenant described under Section 4.07 or the making of an Investment that is a Permitted Investment;

(3)            agreements and arrangements existing on the Effective Date and any amendment, modification, replacement or supplement thereto (including, without limitation, any amendment, modification, or supplement to TIP’s limited liability company agreement); provided that any such amendment, modification, replacement or supplement to the terms thereof is not materially more disadvantageous to the Guarantors, the Company and the Restricted Subsidiaries taken as a whole, than the original agreement or arrangement as in effect on the Effective Date; and provided, further, that such amendment, modification, replacement or supplement is in the judgment of such Guarantor or the Company, as applicable, on a basis substantially similar to that which would be conducted in an arm’s-length transaction with third parties who are not Affiliates;

(4)            any payments or other transactions pursuant to a tax sharing agreement between any Guarantor or the Company and any other Person with which such Guarantor or the Company files a consolidated tax return or with which such Guarantor or the Company is part of a consolidated group for tax purposes or any tax advantageous group contribution made pursuant to applicable legislation and, to the extent not duplicative, Permitted Tax Distributions;

(5)            the issuance of securities pursuant to, or for the purpose of the funding of, employment arrangements, stock options and stock ownership plans, as long as the terms thereof are or have been previously approved by such Guarantor’s or the Company’s, as applicable, Board of Directors;

(6)            the granting and performance of registration rights for the Parent’s securities;

(7)            transactions between or among the Company, the Guarantors and the Restricted Subsidiaries;

(8)            (i) the provision of administrative, legal and regulatory, engineering, accounting, marketing, insurance and telecommunications services to the Parent, TIP or its Subsidiaries and the allocation of the cost of such services and of overhead and corporate group costs among the Parent, TIP and its Subsidiaries consistent with GAAP and TIP’s accounting policies generally applied and (ii) cash sweeps or other banking arrangements among TIP and its Subsidiaries and repayment of such cash sweeps in the ordinary course of business;

(9)            any transaction or series of related transactions involving aggregate payments or the transfer of assets or the provision of services in which the Company delivers to the Administrative Agent a written opinion of an investment banking firm of international standing, or an internationally recognized appraisal firm or accounting firm, stating that the transaction or series of transactions is fair to such Guarantor, the Company or such Restricted Subsidiary from a financial point of view;

(10)          Indebtedness to the extent permitted under Section 4.06(b)(6) or (7); and

(11)          the issuance of any Notes to any Affiliate of the Company as of the Issue Date (or the delivery of a new Note to any Affiliate of the Company in connection with the 2021 Exchange Offer Transactions on the Effective Date), and the exercise by the Company or any Guarantor or any such Affiliate of its rights, or the performance by the Company or any Guarantor or any such Affiliate of its obligations, with respect to such Notes.

Section 4.10.      Limitation on Liens.

The Company will not, and will not cause or permit any Restricted Subsidiary to, and each of the Guarantors will not, directly or indirectly, create, incur, assume or permit or suffer to exist any Liens of any kind against or upon any Collateral, other than Permitted Collateral Liens. Each Guarantor and the Company will not, and the Company will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist any Liens of any kind against or upon any property or assets that shall not constitute Collateral (real or personal, tangible or intangible) of the Guarantors, the Company or any of its Restricted Subsidiaries, as applicable, whether owned on the Effective Date or acquired after the Effective Date, or any proceeds therefrom, or assign or otherwise convey any right to receive income or profits therefrom unless (x) in the case of Liens securing Subordinated Indebtedness, the Notes are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens, and (y) in all other cases, the Notes are equally and ratably secured, in each case, for so long as such Indebtedness is subject to a Lien; provided that the provisions of this Section 4.10 shall not prevent the creation, incurrence, assumption or existence of Permitted Liens with respect to property or assets not constituting Collateral. Notwithstanding the foregoing, TIP will not, and will not permit any of its Subsidiaries to, create, assume or suffer to exist any Lien on the Equity Interests or assets of NuevaTel and its Subsidiaries, other than any such Lien that secures Obligations of NuevaTel or any of its Subsidiaries.

Section 4.11.      Limitation on New Subsidiaries and Equity Issuances.

The Company and the Guarantors will not, and will not permit any Subsidiary of the Company (other than 2degrees and its Subsidiaries) to, organize, form, create or acquire any new Subsidiary (other than, in the case of TIP, any new Subsidiary that is not a direct or indirect owner of any Equity Interests in 2degrees). TISPH will not, and will not permit any of its Subsidiaries (other than 2degrees and its Subsidiaries) to issue, sell or otherwise transfer (including by dividend or contribution) any Capital Stock of a Subsidiary of TISPH.

Section 4.12.      Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries.

(a)            The Company will not, and will not permit any Restricted Subsidiary to, and each of the Guarantors will not, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to:

(i)             pay dividends, in cash or otherwise, or make any other distributions on or in respect of its Capital Stock or any other interest or participation in, or measured by, its profits;

(ii)            pay any Indebtedness or other obligation owed to any Guarantor, the Company or any other Restricted Subsidiary;

(iii)           make loans or advances to any Guarantor, the Company or any other Restricted Subsidiary; or

(iv)          transfer any of its properties or assets to any Guarantor, the Company or any other Restricted Subsidiary.

(b)            Section 4.12(a) will not apply to:

(1)            encumbrances or restrictions imposed by applicable law, this Agreement or the Security Documents;

(2)            any encumbrances or restrictions created under any agreements with respect to Indebtedness of any Guarantor, the Company or a Restricted Subsidiary permitted to be incurred subsequent to the Effective Date pursuant to Section 4.06; provided that, in the judgment of the Company, such encumbrances or restrictions on such payments described in Sections 4.12(a)(i) through (iv) will not materially impair the Company’s ability to make payment pursuant to this Agreement when due;

(3)            encumbrances or restrictions contained in any agreement in effect on the Effective Date, including the 8.875% Notes Indenture;

(4)            with respect to restrictions or encumbrances referred to in Section 4.12(a)(iv), encumbrances and restrictions: (A) that restrict in a customary manner the subletting, assignment, disposition or transfer of any properties or assets that are subject to a lease, license, conveyance or other similar agreement to which any Guarantor, the Company or any Restricted Subsidiary is a party; and (B) contained in operating leases for real property and restricting only the subletting, assignment, disposition or transfer of such real property upon the occurrence and during the continuance of a default in the payment of rent;

(5)            encumbrances or restrictions contained in any agreement or other instrument of a Person acquired by any Guarantor, the Company or any Restricted Subsidiary in effect at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired;

(6)            encumbrances or restrictions contained in contracts for sales of Capital Stock or assets permitted by the provisions of Section 4.08 and Section 5.01 with respect to the assets or Capital Stock to be sold pursuant to such contract or in customary merger or acquisition agreements (or any option to enter into such contract) for the purchase or acquisition of Capital Stock or assets or any of the Company’s Subsidiaries by another Person;

(7)            with respect to restrictions or encumbrances referred to in Section 4.12(a)(iv), any customary encumbrances or restrictions pertaining to any asset or property subject to a Lien to the extent set forth in the security document governing such Lien;

(8)            encumbrances or restrictions imposed by applicable law or regulation or by governmental licenses, concessions, franchises or permits;

(9)            any encumbrances or restrictions existing under any agreement that extends, renews, amends, modifies, restates, supplements, refunds, refinances or replaces the agreements containing the encumbrances or restrictions in clauses (1) through (8) and clauses (10) through (13) of this Section 4.12(b); provided that the terms and conditions of any such encumbrances or restrictions are not materially less favorable, taken as a whole, to Holders than those under or pursuant to the agreement so extended, renewed, amended, modified, restated, supplemented, refunded, refinanced or replaced;

(10)          encumbrances or restrictions on cash or other deposits or net worth imposed by customers under contracts entered into the ordinary course of business;

(11)          customary encumbrances or restrictions in joint venture agreements, operating agreements, limited liability company agreements, partnership agreements, or shareholders agreements entered into in the ordinary course of business and in good faith; provided that such encumbrance or restriction is applicable only to the joint venture, limited liability company, partnership or corporation, as applicable;

(12)          in the case of Section 4.12(a)(iv), customary encumbrances or restrictions in connection with purchase money obligations, mortgage financings and Capitalized Lease Obligations for property acquired in the ordinary course of business; or

(13)          any encumbrance or restriction arising by reason of customary non-assignment provisions in agreements.

Section 4.13.      [Reserved].

Section 4.14.      Limitation on Preferred Stock.

The Company will not, and will not permit any Restricted Subsidiary to, and each of the Guarantors will not, issue any Preferred Stock (other than, in the case of any Restricted Subsidiary, to the Company or to a Wholly Owned Restricted Subsidiary) or permit any Person (other than, in the case of any Restricted Subsidiary, the Company or a Wholly Owned Restricted Subsidiary) to own any Preferred Stock of any Restricted Subsidiary other than any Preferred Stock in the form of New Zealand Financing Indebtedness.

Section 4.15.      Conduct of Business.

The Company will not, and will not permit any Restricted Subsidiary to, and each of the Guarantors will not, engage in any new line of business outside of, or not reasonably related to, the business of, owning, operating and investing in Telecommunications Assets and the Telecommunications Business or otherwise providing telecommunications services and related business activities.

Section 4.16.      Maintenance of Properties; Insurance.

The Company will, and will cause each Restricted Subsidiary to, and each of the Guarantors will, (a) keep all property necessary to the conduct of its business in good working order and condition, ordinary wear and tear excepted and subject to the occurrence of casualty events, and (b) maintain, with insurance companies reasonably determined by the Company to be financially sound and reputable or in accordance with self-insurance practices, insurance on all such property to the extent insurable at commercially reasonable rates as determined by the Company and against all such risks as reasonably determined by the Board of Directors of the Company.

Section 4.17.      Compliance with Laws.

The Company will, and will cause each Restricted Subsidiary to, and each of the Guarantors will, comply with all laws, rules, regulations and orders of any Governmental Authority applicable to it or its property, except where the failure to do so would not result in a Material Adverse Effect on the Company, the Guarantors and the Restricted Subsidiaries, taken as a whole.

Section 4.18.      Existence.

The Company will, and will cause each Restricted Subsidiary to, and each of the Guarantors will, do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence and the rights, licenses, permits, privileges and franchises material to the conduct of its business; provided that the foregoing shall not prohibit any merger, consolidation, liquidation or dissolution permitted under Section 5.01 or any other transaction permitted by this Agreement, and the Company and the Guarantors shall not be required to preserve any such right, franchise, permit, license or legal existence with respect to themselves or any Restricted Subsidiary if the Company or such Guarantors shall determine in good faith that the preservation thereof is no longer desirable in the conduct of the business of such Guarantor, the Company and the Restricted Subsidiaries.

Section 4.19.      Payments for Consent.

The Company will not, and will not permit any Restricted Subsidiary to, and each of the Guarantors will not, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of this Agreement or the Notes unless such consideration is offered to be paid or agreed to be paid to all Holders that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Section 4.20.      Change of Control Offer.

Upon the occurrence of a Change of Control, each Holder will have the right to require that the Company purchase all or a portion of such Holder’s Notes pursuant to the offer described below (the “Change of Control Offer”), at a purchase price equal to 101% of the principal amount thereof plus accrued interest to the date of purchase; provided, however, that such right to require the Company to make a Change of Control Offer shall not apply to Notes with respect to which a Notice of Prepayment has been delivered on or prior to the date such Change of Control occurs unless the Company defaults in its obligation to pay the prepayment amount as described under Article Three.

Within 30 days following the date upon which the Change of Control occurred, the Company must send, by first class mail (or electronic transmission), a notice to each Holder, with a copy to the Administrative Agent, which notice shall govern the terms of the Change of Control Offer. Such notice shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is sent, other than as may be required by law (the “Change of Control Payment Date”). Holders electing to have a Note purchased pursuant to a Change of Control Offer will be required to surrender the Note, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Note completed, to the Administrative Agent at the address specified in the notice prior to the close of business on the fifth Business Day prior to the Change of Control Payment Date.

The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Agreement applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions under this Section 4.20, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached their obligations under this Section 4.20 by virtue thereof.

Section 4.21.      Limitation on New Subsidiaries and Equity Issuances.

The Company and the Guarantors will not, and will not permit any Subsidiary of the Company (other than 2degrees and its Subsidiaries) to, organize, form, create or acquire any new Subsidiary (other than, in the case of TIP, any new Subsidiary that is not a direct or indirect owner of any Equity Interests in 2degrees). TISPH will not, and will not permit any of its Subsidiaries (other than 2degrees and its Subsidiaries) to issue, sell or otherwise transfer (including by dividend or contribution) any Capital Stock of a Subsidiary of TISPH.

Section 4.22.      Limitation on NuevaTel Transactions.

(a)            TIP will not, and will not permit any of its Subsidiaries to, consummate a NuevaTel Transaction, unless the consideration payable in such NuevaTel Transaction (i) is not less than the Fair Market Value of the assets sold and (ii) is in the form of cash, Cash Equivalents or securities which by their terms convert to cash or Cash Equivalents within 12 months of consummation of such NuevaTel Transaction. TIP will cause the Net Cash Proceeds of any NuevaTel Transaction that is consummated (including any such proceeds realized on conversion of any non-cash consideration received in such transaction to cash) to be applied in accordance with Section 3.02 hereof.

(b)            TIP will not, and will not permit any of its Subsidiaries to, make any Restricted Payments with the Net Cash Proceeds of any NuevaTel Transaction.

(c)            Upon consummation by TIP or any of its Subsidiaries of a NuevaTel Transaction, TIP shall cause to be deposited 100% of the Net Cash Proceeds thereof received by TIP or any of its Subsidiaries in the NuevaTel/2degrees Proceeds Cash Collateral Account and shall hold such Net Cash Proceeds in the NuevaTel/2degrees Proceeds Cash Collateral Account at all times thereafter and prior to a mandatory redemption of the 8.875% Notes with such Net Cash Proceeds and, following the Discharge of the 8.875% Notes Obligations, the mandatory prepayment of the Notes, in each case in accordance with the applicable provisions of the 8.875% Notes Indenture and Section 3.02. The NuevaTel/2degrees Proceeds Cash Collateral Account will be under the sole control of the Collateral Agent and the Company shall not be permitted to use the cash in the NuevaTel/2degrees Proceeds Cash Collateral Account except solely to fund a mandatory redemption of the 8.875% Notes or mandatory prepayment of the Notes, as applicable, in accordance with the applicable provisions of the 8.875% Notes Indenture and Section 3.02.

Section 4.23.      Limitation on 2degrees Liquidity Event.

(a)            TIP will not, and will not permit any of its Subsidiaries to, consummate a 2degrees Liquidity Event, unless the consideration payable in such 2degrees Liquidity Event (a) is not less than the Fair Market Value of the assets sold and (b) is in the form of cash or Cash Equivalents. Notwithstanding anything herein to the contrary neither TIP nor any of its Subsidiaries shall (i) consummate an initial 2degrees Liquidity Event unless the Net Cash Proceeds of such transaction (or series of related transactions) received by TIP or any of its Subsidiaries exceed $150.0 million (the “2degrees Liquidity Threshold”) or (ii) monetize, sell, or otherwise transfer (a “2degrees Sale”) any Equity Interests or assets (including any Sale and Leaseback Transaction) of any 2degrees Parent, 2degrees or its Subsidiaries (including by way of merger or consolidation) unless such 2degrees Sale is a 2degrees Liquidity Event or is a transaction described in clauses (d), (e), (f), (g), (i), (j), (k), (l), (m), (n), (o), or (q) of the proviso in the definition of Asset Sale.

(b)            TIP will not, and will not permit any of its Subsidiaries to, make any Restricted Payments with the Net Cash Proceeds of any 2degrees Liquidity Event.

(c)            Upon consummation by TIP or any of its Subsidiaries of a 2degrees Liquidity Event, TIP shall cause to be deposited 100% of the Net Cash Proceeds thereof received by TIP or any of its Subsidiaries (other than any Designated 2degrees Primary Proceeds received by 2degrees or any of its Subsidiaries) in the NuevaTel/2degrees Proceeds Cash Collateral Account and shall hold such Net Cash Proceeds in the NuevaTel/2degrees Proceeds Cash Collateral Account at all times thereafter and prior to a mandatory prepayment of the Notes with such Net Cash Proceeds in accordance with Section 3.02. The NuevaTel/2degrees Proceeds Cash Collateral Account will be under the sole control of the Collateral Agent and the Company shall not be permitted to use the cash in the NuevaTel/2degrees Proceeds Cash Collateral Account except in accordance with Section 3.02.

Section 4.24.      Minimum Liquidity.

So long as any Notes remain outstanding, TIP’s Liquidity as of the last day of each calendar quarter shall equal or exceed $15,000,000.

Article Five

SUCCESSOR CORPORATION

Section 5.01.      Merger, Consolidation and Sale of Assets.

Neither any Guarantor nor the Company will, in a single transaction or through a series of transactions, consolidate, amalgamate or merge with or into any other Person or sell, assign, convey, transfer, lease or otherwise dispose of, or take any action pursuant to any resolution passed by the Board of Directors thereof or its equity holders with respect to a demerger or division pursuant to which such Guarantor or the Company would dispose of, all or substantially all of the properties and assets of such Guarantor or the Company to any other Person or Persons, and neither any Guarantor nor the Company shall permit any Restricted Subsidiary to enter into any such transaction or series of transactions if such transaction or series of transactions, in the aggregate, would result in the sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of the properties and assets of such Guarantor or the Company, as applicable, and its respective Restricted Subsidiaries on a consolidated basis to any other Person or Persons.

The foregoing paragraph shall not apply if:

(1)            at the time of, and immediately after giving effect to, any such transaction or series of transactions, such Guarantor or the Company, as applicable, will be the continuing Person or the Person (if other than such Guarantor or the Company) formed by or surviving any such consolidation, amalgamation or merger or to which such sale, assignment, conveyance, transfer, lease or disposition of all or substantially all the properties and assets of such Guarantor or the Company, as applicable, and its respective Restricted Subsidiaries, on a consolidated basis has been made (the “Surviving Entity”):

(x)            shall be duly organized and validly existing under the laws of the United States of America, any state thereof or the District of Columbia, and

(y)            shall expressly assume, by amendment (in form and substance satisfactory to the Administrative Agent), executed and delivered to the Administrative Agent, the due and punctual payment of the principal of, and premium, if any, and interest on all of the Notes and the performance of every covenant of the Notes, this Agreement and the Security Documents on the part of such Guarantor or the Company, as applicable, to be performed or observed;

(2)            immediately after giving effect to such transaction or series of transactions on a pro forma basis (and treating any obligation of any Guarantor, the Company or any Restricted Subsidiary incurred in connection with or as a result of such transaction or series of transactions as having been incurred by such Guarantor, the Company or such Restricted Subsidiary at the time of such transaction), no Default or Event of Default shall have occurred and be continuing;

(3)            immediately after giving effect to such transaction or series of transactions on a pro forma basis, the Consolidated Leverage Ratio for the Guarantors (or such Surviving Entity, as applicable), the Company (or such Surviving Entity, as applicable) and the Restricted Subsidiaries would be lower than such ratio prior to such transaction;

(4)            any of the property or assets of the Company or such Guarantor would not thereupon become subject to any Lien (other than a Permitted Lien);

(5)            such Guarantor, the Company or the Surviving Entity, as applicable, shall have delivered to the Administrative Agent an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if an amendment to this Agreement is required in connection with such transaction, such amendment complies with the applicable provisions of this Agreement, that all conditions precedent in this Agreement relating to such transaction have been satisfied and if an amendment to this Agreement is required, that the amendment constitutes a legal, valid, binding and enforceable obligation of the Company, such Guarantor or the Surviving Entity, as applicable; and

(6)            such Guarantor, the Company or the Surviving Entity, as applicable, shall have delivered to the Collateral Agent an amendment or supplement to the Security Documents and the Intercreditor Agreement and such other documentation as shall be necessary to provide for valid and perfected Liens on the Collateral to secure the Obligations under the Notes and this Agreement.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries, the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company or any Guarantor, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company or such Guarantor, as applicable, and its respective Restricted Subsidiaries.

Notwithstanding the foregoing clauses (1), (2), (3) and (4), the Company and each Guarantor may merge with an Affiliate that is a Person that has no material assets or liabilities and which was organized solely for the purpose of reorganizing the Company or such Guarantor, as applicable, in another state of the United States or in the District of Columbia. In addition, nothing in this Agreement will prevent (i) any Restricted Subsidiary from consolidating with, merging into or transferring all or substantially all of its properties and assets to the Company or any other Restricted Subsidiary or (ii) any Guarantor from consolidating with, merging into or transferring all or substantially all of its properties and assets to either the Company or any other Guarantor.

Notwithstanding the foregoing, a NuevaTel Transaction will be permitted without compliance with Article Five of this Agreement.

Section 5.02.      Successor Person Substituted; Divisions, Limited Liability Company, etc..

Upon any consolidation, combination or merger or any transfer of all or substantially all of the assets of a Guarantor or the Company in accordance with Section 5.01 in which such Guarantor or the Company is not the continuing entity, the successor Person formed by such consolidation or into which such Guarantor or the Company is merged or to which such conveyance, lease or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, such Guarantor or the Company under this Agreement and the Notes with the same effect as if such surviving entity had been named as such and such Guarantor or the Company shall thereafter be released from all of its obligations under this Agreement and the Notes. Any reference in this Agreement to a merger, consolidation, amalgamation, assignment, sale, disposition or transfer, or similar term, shall be deemed to apply to a division of or by a limited liability company, limited partnership or trust, or an allocation of assets to a series of a limited liability company, limited partnership or trust (or the unwinding of such a division or allocation), as if it were a merger, consolidation, amalgamation, assignment, sale, disposition or transfer, or similar term, as applicable, to, of or with a separate Person. Any division of a limited liability company, limited partnership or trust shall constitute a separate Person under this Agreement (and each division of any limited liability company, limited partnership or trust that is a Subsidiary, joint venture or any other like term shall also constitute such a Person or entity).

Article Six

DEFAULTS AND REMEDIES

Section 6.01.      Events of Default.

Each of the following shall be an “Event of Default”:

(1)            the failure to pay interest on any Notes when the same becomes due and payable and the default continues for a period of 30 days;

(2)            the failure to pay the principal on any Notes when such principal becomes due and payable, at maturity, upon prepayment or otherwise (including the failure to make a payment to purchase Notes tendered pursuant to a Change of Control Offer or an Excess Proceeds Offer);

(3)            a default in the observance or performance of any other covenant or agreement of any Guarantor, the Company or of any Restricted Subsidiary contained in this Agreement or any other Transaction Document, which default continues for a period of 60 days after the Company receives written notice specifying the default (and demanding that such default be remedied) from the Administrative Agent or the Holders of at least 25% of the outstanding principal amount of the Notes (except in the case of a default with respect to Section 4.01(c), Section 4.11, Section 4.20, Section 4.21, Section 4.22, Section 4.23 and Section 5.01 of this Agreement and Section 9 of the Pledge Agreement, which will constitute an Event of Default with such notice requirement but without such passage of time requirement);

(4)            the failure to pay at final maturity (giving effect to any applicable grace periods and any extensions or waivers thereof) the stated principal amount of any Indebtedness of any Guarantor, the Company or any Restricted Subsidiary of the Company (other than the Notes), or the acceleration of the final stated maturity of any such Indebtedness (which acceleration is not rescinded, annulled, waived or otherwise cured within 30 days of receipt by the Company, such Guarantor or such Restricted Subsidiary of notice of any such acceleration), if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final stated maturity or which has been accelerated (in each case with respect to which the 30-day period described above has elapsed), aggregates $25.0 million or more at any time;

(5)            one or more final judgments (not covered by insurance) in an aggregate amount in excess of $25.0 million shall have been rendered against any Guarantor, the Company or any of its Significant Subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable;

(6)            Any Guarantor, the Company or any of its Significant Subsidiary pursuant to or within the meaning of any Bankruptcy Law:

(a)            commences a voluntary case,

(b)            consents to the entry of an order for relief against it in an involuntary case,

(c)            consents to the appointment of a Custodian of it or for all or substantially all of its assets, or

(d)            makes a general assignment for the benefit of its creditors;

(7)            a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(a)            is for relief against any Guarantor, the Company or any of its Significant Subsidiary as debtor in an involuntary case,

(b)            appoints a Custodian of any Guarantor, the Company or any of its Significant Subsidiary or a Custodian for all or substantially all of the assets of any Guarantor, the Company or any Significant Subsidiary, or

(c)            orders the liquidation of any Guarantor, the Company or any of its Significant Subsidiary, and the order or decree remains unstayed and in effect for 60 days;

(8)            any Note Guarantee ceases to be in full force and effect or any Note Guarantee is declared to be null and void and unenforceable or any Note Guarantee is found to be invalid or any Guarantor denies its liability under its Note Guarantee (other than by reason of release of a Guarantor in accordance with the terms of this Agreement) and, in each case, remains uncured for a period of 60 days;

(9)            any security interest and Lien purported to be created by any Security Document shall cease to be in full force and effect, or shall cease to give the Collateral Agent, for the benefit of the Secured Parties, the Liens with respect to the Collateral, or rights, powers and privileges purported to be created and granted under such Security Document (including a perfected first priority security interest in, and Lien on, all of the Collateral thereunder (except as otherwise expressly provided in such Security Document and subject to the Intercreditor Agreement)) in favor of the Collateral Agent, or shall be asserted by any Guarantor, the Company or any of its Significant Subsidiaries party to any Security Document not to be a valid, perfected, first priority (except as otherwise expressly provided in this Agreement or such Security Document and subject to the Intercreditor Agreement) security interest in or Lien on the Collateral covered thereby and, in each case, remains uncured for a period of 60 days after notice thereof from the Collateral Agent;

(10)            (a) the failure to pay interest on any TIP Notes or any 8.875% Notes when the same becomes due and payable and the default continues for a period of 30 days; (b) the failure to pay the principal on any TIP Notes or any 8.875% Notes when such principal becomes due and payable, at maturity, upon redemption or otherwise; or (c) a default in the observance or performance of any other covenant or agreement under the TIP Notes Indenture or the 8.875% Notes Indenture, in each case which default continues for a period of 60 days; or

(11)         TIP and its Subsidiaries (other than 2degrees and its Subsidiaries) fail to own Equity Interests representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding Capital Stock of 2degrees.

Section 6.02.      Acceleration.

If an Event of Default (other than an Event of Default specified in clause (6) or (7) of Section 6.01 with respect to the Company) shall occur and be continuing, the Administrative Agent or the Holders of at least 25% in aggregate principal amount of outstanding Notes may declare the principal of and accrued interest on all the Notes to be due and payable by notice in writing to the Company and the Administrative Agent specifying the respective Event of Default and that it is a “notice of acceleration,” and the same shall become immediately due and payable.

If an Event of Default specified in clause (6) or (7) of Section 6.01 with respect to the Company occurs and is continuing, then all unpaid principal of, and premium, if any, and accrued and unpaid interest on all of the outstanding Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Administrative Agent or any Holder.

At any time after a declaration of acceleration with respect to the Notes as described in the preceding paragraph, the Holders of a majority in aggregate principal amount of the Notes may rescind and cancel such declaration and its consequences by written notice to the Company and the Administrative Agent:

(1)           if the rescission would not conflict with any judgment or decree;

(2)           if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration;

(3)           to the extent the payment of such interest is lawful, if interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid;

(4)           if the Company has paid the Collateral Agent and Administrative Agent its reasonable compensation and reimbursed the Collateral Agent and Administrative Agent for its expenses, disbursements and advances (including its agents and counsel); and

(5)           in the event of the cure or waiver of an Event of Default of the type described in clause (6) or (7) of Section 6.01, if the Administrative Agent shall have received an Officers’ Certificate and an Opinion of Counsel that such Event of Default has been cured or waived.

No such rescission shall affect any subsequent Default or impair any right consequent thereto.

Section 6.03.     Other Remedies.

If an Event of Default occurs and is continuing, the Administrative Agent may pursue any available remedy by proceeding at law or in equity to collect the payment of principal of, or premium, if any, and interest on, the Notes or to enforce the performance of any provision of the Notes, this Agreement and, subject to the terms thereof, the Security Documents and the Intercreditor Agreement and may take any necessary action requested of it as Administrative Agent to settle, compromise, adjust or otherwise conclude any proceedings to which it is a party.

The Administrative Agent may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the Administrative Agent or any Holder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. No remedy is exclusive of any other remedy, and all available remedies are cumulative. Any costs associated with actions taken by the Administrative Agent under this Section 6.03 shall be reimbursed to the Administrative Agent by the Company.

Section 6.04.     Waiver of Past Defaults and Events of Default.

Subject to Sections 6.02, 6.08 and 8.02, the Holders of a majority in aggregate principal amount of the notes then outstanding have the right to waive any existing Default or compliance with any provision of this Agreement or the Notes. Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of this Agreement; but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereto.

Section 6.05.     Control by Majority.

Subject to the terms of the Security Documents and the Intercreditor Agreement, the Holders of a majority in aggregate principal amount of the Notes then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Administrative Agent or exercising any trust or power conferred on the Administrative Agent by this Agreement. The Administrative Agent, however, may refuse to follow any direction that conflicts with law or this Agreement or that the Administrative Agent determines in good faith may be unduly prejudicial to the rights of another Holder not taking part in such direction, and the Administrative Agent shall have the right to decline to follow any such direction if the Administrative Agent, being advised by counsel, determines that the action so directed may not lawfully be taken or if the Administrative Agent in good faith shall, by a Responsible Officer, determine that the proceedings so directed may result in costs and expenses of the Administrative Agent for which it has no source of payment or recovery or involve it in personal liability; provided that the Administrative Agent may take any other action deemed proper by the Administrative Agent which is not inconsistent with such direction.

Section 6.06.     Limitation on Suits.

No Holder shall have any right to institute any proceeding with respect to this Agreement or for any remedy hereunder, unless (subject to the Intercreditor Agreement) the Administrative Agent:

(1)           has failed to act for a period of 60 days after receiving written notice of a continuing Event of Default by such Holder and a request to act by Holders of at least 25% in aggregate principal amount of Notes outstanding;

(2)           has been offered indemnity and security satisfactory to it in its reasonable judgment against loss, cost, expense and liability; and

(3)           has not received from the Holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request.

However, such limitations do not apply to a suit instituted by a Holder of any Note for enforcement of payment of the principal of or interest on such Note on or after the due date therefor (after giving effect to the grace period specified in clause (1) of Section 6.01).

Section 6.07.     No Personal Liability.

No past, present or future manager, member, partner, director, officer, employee, incorporator or stockholder of the Company or any Guarantor shall have any liability for any obligations of the Company under the Notes or this Agreement or of any Guarantor under its Note Guarantee or this Agreement or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes and the Note Guarantees.

Section 6.08.     Rights of Holders to Receive Payment.

Notwithstanding any other provision of this Agreement, the right of any Holder to receive payment of principal of, or premium, if any, and interest on a Note on or after the respective due dates expressed in the Note, or to bring suit for the enforcement of any such payment on or after such respective dates, is absolute and unconditional and shall not be impaired or affected without the consent of the Holder.

Section 6.09.     Collection Suit by Administrative Agent.

If an Event of Default in payment of principal, premium or interest specified in clause (1) or (2) of Section 6.01 occurs and is continuing, the Administrative Agent may recover judgment in its own name and as agent of the Holders against the Company or any Guarantor (or any other obligor on the Notes) for the whole amount of unpaid principal and accrued interest remaining unpaid, together with interest on overdue principal and, to the extent that payment of such interest is lawful, interest on overdue installments of interest, in each case at the rate set forth in the Notes.

Section 6.10.     Administrative Agent May File Proofs of Claim.

The Administrative Agent may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Administrative Agent and the Holders allowed in any judicial proceedings relating to the Company or any Guarantor (or any other obligor upon the Notes), its creditors or its property and shall be entitled and empowered to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same after deduction of its charges and expenses to the extent that any such charges and expenses are not paid out of the estate in any such proceedings and any custodian in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Administrative Agent, and in the event that the Administrative Agent shall consent to the making of such payments directly to the Holders, to pay to the Administrative Agent any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Administrative Agent, its agents and counsel, and any other amounts due the Administrative Agent hereunder.

Nothing herein contained shall be deemed to authorize the Administrative Agent to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder thereof, or to authorize the Administrative Agent to vote in respect of the claim of any Holder in any such proceedings.

Section 6.11.     Priorities.

Subject to the terms of the Security Documents and the Intercreditor Agreement, if the Administrative Agent collects any money pursuant to this Article Six, it shall pay out the money in the following order:

FIRST: to the Administrative Agent and the Collateral Agent for amounts due under this Agreement and under the Security Documents and the Intercreditor Agreement;

SECOND: to Holders for amounts due and unpaid on the Notes for principal, premium, if any, and interest as to each, ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes; and

THIRD: to the Company or, to the extent the Administrative Agent collects any amount from any Guarantor, to such Guarantor.

The Administrative Agent may fix a record date and payment date for any payment to Holders pursuant to this Section 6.11. At least 15 days before such record date, the Administrative Agent shall mail to each Holder and the Company a notice that states the record date, the payment date and the amount to be paid.

Section 6.12.     Undertaking for Costs.

In any suit for the enforcement of any right or remedy hereunder or in any suit against the Administrative Agent for any action taken or omitted by it as Administrative Agent, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys’ fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 6.12 does not apply to a suit by the Administrative Agent, a suit by a Holder pursuant to Section 6.08 or a suit by Holders of more than 10% in principal amount of the Notes then outstanding.

Article Seven

ADMINISTRATIVE AGENT

Section 7.01.     Duties of Administrative Agent.

(a)            Each Holder hereby irrevocably appoints, designates and authorizes the Administrative Agent to take such action on its behalf under the provisions of this Agreement and each other Transaction Document and to exercise such powers and perform such duties as are expressly delegated to the Administrative Agent by the terms of this Agreement or any other Transaction Document. Each Holder hereby acknowledges and agrees that the Administrative Agent shall not have any duties or responsibilities except those expressly set forth herein and in the other Transaction Documents. The Administrative Agent shall not have or be deemed to have any fiduciary relationship with any Holder or any other Person, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Transaction Document or otherwise exist against the Administrative Agent. Without limiting the generality of the foregoing, the use of the term “agent” herein and in the other Transaction Documents with reference to the Administrative Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable law. Instead, such term is used merely as a matter of market custom, and is intended to create or reflect only an administrative relationship between independent contracting parties. The permissive authorizations, entitlements, powers and rights (including the right to request that any Guarantor, the Company or any Restricted Subsidiary take an action or deliver a document and the exercise of remedies following an Event of Default) granted to the Administrative Agent herein shall not be construed as duties. The Administrative Agent shall not have any responsibility for interest or income on any funds held by it hereunder and any funds so held shall be held un-invested pending distribution thereof. Whether or not explicitly set forth therein, the rights, powers, protections, immunities and indemnities granted to the Administrative Agent herein shall apply to any document entered into by the Administrative Agent in connection with its role as Administrative Agent under the Transaction Documents. Except to the extent expressly provided otherwise herein, the Required Holders shall have the right to direct the Administrative Agent in all matters concerning the Transaction Documents.

(b)            If an Event of Default actually known to a Responsible Officer of the Administrative Agent has occurred and is continuing, the Administrative Agent shall, subject to the Intercreditor Agreement, exercise such of the rights and powers vested in it by this Agreement and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the same circumstances in the conduct of his or her own affairs.

(c)            Except during the continuance of an Event of Default:

(i)             the Administrative Agent need perform only those duties that are specifically set forth in this Agreement and no others; and

(ii)            the Administrative Agent may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Administrative Agent and conforming to the requirements of this Agreement but, in the case of any such certificates or opinions which by any provision hereof are required to be furnished to the Administrative Agent, the Administrative Agent shall be under a duty to examine the same to determine whether they conform on their face to the requirements hereof (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein).

(d)            The Administrative Agent may not be relieved from liability for its own grossly negligent action, its own grossly negligent failure to act, or its own willful misconduct, as determined by a court of competent jurisdiction in a final non-appealable order, except that:

(i)             this clause (c) does not limit the effect of clause (b) of this Section 7.01;

(ii)            the Administrative Agent shall not be liable for any error of judgment made in good faith, unless it is proved that the Administrative Agent was grossly negligent in ascertaining the pertinent facts, as determined by a court of competent jurisdiction in a final non-appealable order;

(iii)           the Administrative Agent shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to the terms hereof; provided that no action taken or not taken by the Administrative Agent at the direction of the Required Holders (or such other number or percentage of Holders as is required) shall be considered gross negligence or willful misconduct of the Administrative Agent; and

(iv)           no provision hereof shall require the Administrative Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its rights, powers or duties if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity satisfactory to it against such risk or liability is not reasonably assured to it.

(e)            Whether or not therein expressly so provided, clauses (a), (b), (c) and (e) of this Section 7.01 shall govern every provision of this Agreement that in any way relates to the Administrative Agent.

(f)            The Administrative Agent may refuse to perform any duty or exercise any right or power unless it receives reasonable indemnity and security satisfactory to it in its sole discretion against any loss, liability, expense or fee.

(g)            The Administrative Agent shall not be liable for interest on any money received by it except as the Administrative Agent may agree in writing with the Company or any Guarantor. Money held in trust by the Administrative Agent need not be segregated from other funds except to the extent required by the law.

(h)            Every provision of this Agreement relating to the conduct or affecting the liability of or affording protection to the Administrative Agent shall be subject to the provisions of this Section 7.01.

Section 7.02.    Rights of Administrative Agent.

(a)            Subject to Section 7.01:

(i)             The Administrative Agent may rely on any document reasonably believed by it to be genuine and to have been signed or presented by the proper person. The Administrative Agent need not investigate any fact or matter stated in the document. The Administrative Agent may, without incurring any liability hereunder, (i) treat the payee of any Note as its holder until such Note has been assigned in accordance with Section 11.01.

(ii)            Before the Administrative Agent acts or refrains from acting, it may require an Officers’ Certificate or an Opinion of Counsel, or both (the costs of which are to be paid for by the party requesting the Administrative Agent to act or refrain from acting), which shall conform to the provisions of Section 11.05. The Administrative Agent shall be protected and shall not be liable for any action it takes or omits to take in good faith in reliance on such certificate or opinion.

(iii)           The Administrative Agent may act through its attorneys and agents and shall not be responsible for the misconduct or negligence of any agent appointed by it with due care.

(iv)           The Administrative Agent shall not be liable for any action it takes or omits to take in good faith which it reasonably believes to be authorized or within its rights or powers; provided that the Administrative Agent’s conduct does not constitute gross negligence or willful misconduct.

(v)            The Administrative Agent may consult with counsel of its selection, and the advice or opinion of such counsel as to matters of law shall be full and complete authorization and protection from liability in respect of any action taken, omitted or suffered by it hereunder in good faith and in accordance with the advice or opinion of such counsel.

(vi)           The Administrative Agent shall not be deemed to have knowledge of any Default or Event of Default or be required to act (including the sending of any notices) in connection therewith except any Event of Default occurring pursuant to clause (1) or (2) of Section 6.01 or (ii) any Event of Default of which the Administrative Agent shall have received written notification or otherwise obtained actual knowledge. In the absence of such notice, the Administrative Agent may conclusively assume there is no Default except as aforesaid.

(vii)           The Administrative Agent shall be under no obligation to exercise any of the rights or powers vested in it by this Agreement, and may refuse to perform any duty or exercise any such rights or powers, unless it shall have been offered reasonable indemnity and security satisfactory to it against the cost, loss, expenses and liabilities which may be incurred by it in connection with such exercise of its rights or powers.

(viii)          The Administrative Agent shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate (including any Officers’ Certificate), statement, instrument, opinion (including any Opinion of Counsel), notice, request, direction, consent, order, bond, debenture, note, other evidence of Indebtedness or other paper or document, but the Administrative Agent, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit and, if the Administrative Agent shall determine to make such further inquiry or investigation, it shall be entitled, upon reasonable notice to the Company, to examine the books, records, and premises of the Company, personally or by agent or attorney at the sole cost of the investigation. Except with respect to Sections 4.02 (subject to clause (xii) below) and 4.04, the Administrative Agent shall have no duty to inquire as to the performance of the Company’s and the Guarantors’ covenants set forth herein.

(ix)             The Administrative Agent shall not be required to give any bond or surety in respect of the performance of its powers and duties hereunder.

(x)             The permissive rights of the Administrative Agent to do things enumerated in this Agreement shall not be construed as duties hereunder.

(xi)            The rights, privileges, protections, immunities and benefits given to the Administrative Agent, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Administrative Agent in each of its capacities hereunder (including in its capacity as Collateral Agent), and to each agent, custodian and other Person employed to act hereunder.

(xii)           Delivery of reports, information and documents to the Administrative Agent under Section 4.02 is for informational purposes only and the Administrative Agent’s receipt of the foregoing shall not constitute constructive notice of any information contained therein, including the Company’s compliance with any of its covenants hereunder (as to which the Administrative Agent is entitled to rely exclusively on the Officers’ Certificate).

(xiii)          In no event shall the Administrative Agent be responsible or liable for special, indirect, punitive or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Administrative Agent has been advised of the likelihood of such loss or damage and regardless of the form of action.

(xiv)          Under no circumstances shall the Administrative Agent be liable in its individual capacity for the obligations evidenced by the Notes.

Section 7.03.    Individual Rights of Administrative Agent.

The Administrative Agent in its individual or any other capacity may become the owner or pledgee of Notes and may make loans to, accept deposits from, perform services for or otherwise deal with the either of the Company or any Guarantor, or any Affiliates thereof, with the same rights it would have if it were not Administrative Agent. Any Agent may do the same with like rights.

Section 7.04.     Administrative Agent’s Disclaimer.

The Administrative Agent shall not be responsible for and makes no representation as to the validity or adequacy of this Agreement or the Notes or any Note Guarantee, it shall not be accountable for the Company’s or any Guarantor’s use of the proceeds from the sale of Notes or any money paid to the Company or any Guarantor pursuant to the terms of this Agreement. The Administrative Agent shall not be responsible for any statement in the Notes, any Note Guarantee, this Agreement or any other document in connection with the sale of the Notes other than its certificate of authentication.

Section 7.05.     Notice of Defaults.

The Administrative Agent shall be deemed not to have knowledge or notice of the occurrence of any Default or Event of Default unless a Responsible Officer of the Administrative Agent shall have received written notice from a Holder or the Company referring to this Agreement, describing such Default or Event of Default and stating that such notice is a “notice of default”. The Administrative Agent shall promptly notify the Holders of its receipt of any such notice. The Administrative Agent shall take such action with respect to such Default or Event of Default as may be directed by the Required Holders.

Section 7.06.     [Reserved]

Section 7.07.     Compensation and Indemnity.

The Company and the Guarantors shall pay to the Administrative Agent and Collateral Agent from time to time reasonable compensation for their services hereunder (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust) as agreed to in writing from time to time by the Administrative Agent and the Company. The Company and the Guarantors shall reimburse the Administrative Agent and the Collateral Agent upon request for all reasonable out-of-pocket disbursements, expenses and advances incurred or made by them in connection with their duties under this Agreement, including the reasonable compensation, disbursements and expenses of the Administrative Agent’s and the Collateral Agent’s agents and counsel.

The Company and the Guarantors shall indemnify each of the Secured Parties, any predecessor Administrative Agent, any predecessor Collateral Agent and their respective officers, directors, employees, agents, representatives and advisors (including attorneys), and hold each of them harmless against, any and all costs, loss, damage, claim, liability or expense, including, without limitation, taxes (other than taxes based on the income of such Secured Party) and reasonable attorneys’ fees and expenses incurred by each of them in connection with the acceptance or performance of its duties under this Agreement including the reasonable costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties hereunder (including, without limitation, settlement costs) whether brought by the Company, the Guarantors or any other Person. Such Secured Party shall notify the Company and the Guarantors in writing promptly of any claim asserted against such Secured Party for which it may seek indemnity. However, the failure by a Secured Party to so notify the Company and the Guarantors shall not relieve the Company and Guarantors of their obligations hereunder except to the extent the Company and the Guarantors are prejudiced thereby.

Notwithstanding the foregoing, the Company and the Guarantors need not reimburse any Secured Party for any expense or indemnify it against any loss, damage, claim or liability that primarily resulted from such Secured Party’s gross negligence, bad faith or willful misconduct as finally adjudicated by a court of competent jurisdiction in a final non-appealable judgment. To secure the payment obligations of the Company and the Guarantors in this Section 7.07, the Administrative Agent shall have a lien prior to the Notes on all money or property held or collected by the Administrative Agent except such money or property held in trust to pay principal of and interest on particular Notes. The obligations of the Company and the Guarantors under this Section 7.07 to compensate and indemnify the Secured Parties and each predecessor Administrative Agent and Collateral Agent, and to pay or reimburse the Secured Parties and each predecessor Administrative Agent and Collateral Agent, for expenses, disbursements and advances shall survive the resignation or removal of the Administrative Agent and Collateral Agent, as applicable, and the satisfaction, discharge or other termination of this Agreement, including any termination or rejection hereof under any Bankruptcy Law.

In the event of any claim asserted against the Administrative Agent or Collateral Agent for which it may seek indemnification hereunder, the Administrative Agent or Collateral Agent, as the case may be, shall give prompt written notice to the Company.  In respect of any such claim, the Administrative Agent or Collateral Agent, as the case may be, may elect by notice to the Company to assume the defense thereof, at the Company’s sole cost and expense. If the Administrative Agent or Collateral Agent assumes the defense of any such claim, it shall be entitled to use counsel that represented it in connection with the subject matter of the claim, or such other reasonable counsel that it determines is necessary for this purposes, and take all steps necessary in the settlement or defense thereof; provided, that in the event that the Administrative Agent or Collateral Agent rejects any settlement that involves only payment of money damages by the Administrative Agent or Collateral Agent, as the case may be, and a release of the Administrative Agent or Collateral Agent, as the case may be, from all liability, the Company’s maximum liability with respect to such claim shall be limited to the rejected amount of money damages. For the avoidance of doubt, if the Administrative Agent or Collateral Agent receives a settlement for money damages, but the release of liability is unsatisfactory to the Administrative Agent or Collateral Agent in its sole discretion, the preceding proviso shall not be applicable.

In the event that the Administrative Agent or Collateral Agent, as the case may be, (a) fails to assume the defense of any claim for which it may seek indemnification within 30 days of providing notice thereof to the Company, or (b) after assuming the defense of any claim fails to diligently pursue the defense thereof, the Company shall have the right to assume the defense of such claim, subject to the right of the Administrative Agent or Collateral Agent, as the case may be, to assume the defense thereafter upon notice to the Company, if the Administrative Agent or Collateral Agent, as the case may be, can do so in a way that is not prejudicial to the interests of the Company in defending the claim at issue.

When the Administrative Agent or the Collateral Agent incurs expenses or renders services after an Event of Default specified in clause (6) or (7) of Section 6.01 occurs, the expenses and the compensation for the services are intended to constitute expenses of administration under any Bankruptcy Law.

For purposes of this Section 7.07, the term “Administrative Agent” shall include any agent appointed pursuant to this Article Seven.

To the extent required by any applicable law, the Administrative Agent or Collateral Agent, as applicable, may withhold from any payment to any Holder an amount equivalent to any applicable withholding Tax. If the Internal Revenue Service or any other Governmental Authority asserts a claim that the Administrative Agent or Collateral Agent, as applicable, did not properly withhold Tax from amounts paid to or for the account of any Holder because the appropriate form was not delivered or was not properly executed or because such Holder failed to notify the Administrative Agent or Collateral Agent, as applicable, of a change in circumstance which rendered the exemption from, or reduction of, withholding Tax ineffective or for any other reason, such Holder shall indemnify the Administrative Agent or Collateral Agent, as applicable, fully for all amounts paid, directly or indirectly, by the Administrative Agent or Collateral Agent, as applicable, as Tax or otherwise, including any penalties or interest and together with all expenses (including legal expenses, allocated internal costs and out-of-pocket expenses) incurred.

The Holders agree to indemnify the Administrative Agent or Collateral Agent, as applicable (to the extent not reimbursed by the Company Parties and without limiting the obligation of the Company Parties to do so), in the amount of its pro rata share (based on its aggregate outstanding Notes) (determined at the time such indemnity is sought), from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind whatsoever that may at any time (whether before or after the payment of the Notes) be imposed on, incurred by or asserted against such Administrative Agent or Collateral Agent, as applicable, in any way relating to or arising out of the Notes, this Agreement, any of the other Transaction Documents or any documents contemplated by or referred to herein or therein or the transactions contemplated hereby or thereby or any action taken or omitted by the Administrative Agent or Collateral Agent, as applicable, under or in connection with any of the foregoing; provided that no Holder shall be liable for the payment of any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements that are found by a final and non-appealable decision of a court of competent jurisdiction to have resulted from such Administrative Agent or Collateral Agent’s, as applicable, gross negligence or willful misconduct. The failure of any Holder to reimburse any Administrative Agent or Collateral Agent, as applicable, promptly upon demand for its ratable share of any amount required to be paid by the Holders to such Administrative Agent or Collateral Agent, as applicable, as provided herein shall not relieve any other Holder of its obligation hereunder to reimburse such Administrative Agent or Collateral Agent, as applicable, for its ratable share of such amount, but no Holder shall be responsible for the failure of any other Holder to reimburse such Administrative Agent or Collateral Agent, as applicable, for such other Holder’s ratable share of such amount. The agreements in this Section 7.07 shall survive the payment of the Notes and all other amounts payable hereunder.

Section 7.08.     Replacement of Administrative Agent and Collateral Agent.

Each of the Administrative Agent and the Collateral Agent may resign at any time by so notifying the Company and the Guarantors in writing. The Holders of a majority in aggregate principal amount of the then outstanding Notes may remove each of the Administrative Agent and the Collateral Agent by notifying the Company and the removed Administrative Agent or the Collateral Agent, as applicable, in writing upon 30 days’ notice and may appoint a successor Administrative Agent or the Collateral Agent, as applicable, unless there is a Default or Event of Default, with the Company’s written consent, which consent shall not be unreasonably withheld. The Company may remove each of the Administrative Agent and the Collateral Agent at their election if:

(1)           [reserved];

(2)           the Administrative Agent or the Collateral Agent, as applicable, is adjudged bankrupt or insolvent or an order of relief is entered with respect to the Administrative Agent or the Collateral Agent, as applicable, under any Bankruptcy Law;

(3)           a receiver or other public officer takes charge of the Administrative Agent or the Collateral Agent, as applicable, or its property; or

(4)           the Administrative Agent or the Collateral Agent, as applicable, otherwise becomes incapable of acting.

If the Administrative Agent or the Collateral Agent, as applicable, resigns or is removed, the Company shall promptly appoint a successor Administrative Agent or the Collateral Agent, as applicable. If an Administrative Agent or the Collateral Agent, as applicable, is removed with or without cause, all fees and expenses (including the reasonable fees and expenses of counsel) of the Administrative Agent or the Collateral Agent, as applicable, incurred in the administration of the trust or in performing the duties hereunder shall be paid to the Administrative Agent or the Collateral Agent, as applicable, to the extent provided in Section 7.07 or otherwise provided in this Agreement, as applicable.

If no successor agent has accepted the appointment as the Administrative Agent or the Collateral Agent, as applicable, by the date which is 30 days following the retiring Administrative Agent’s or the Collateral Agent’s, as applicable, notice of resignation, the retiring Administrative Agent’s or Collateral Agent’s, as applicable, resignation shall nevertheless thereupon become effective and the Holders shall perform all of the duties of the Administrative Agent or the Collateral Agent, as applicable, hereunder until such time, if any, as the Required Holders appoint a successor agent.

If a successor Administrative Agent or Collateral Agent, as applicable, does not take office within 30 days after the retiring Administrative Agent or Collateral Agent, as applicable, resigns or is removed, the retiring Administrative Agent or Collateral Agent, as applicable, the Company or the Holders of at least 10% in aggregate principal amount of the outstanding Notes may appoint a successor Administrative Agent or Collateral Agent, as applicable.

A successor Administrative Agent or Collateral Agent, as applicable, shall deliver a written acceptance of its appointment to the retiring Administrative Agent or Collateral Agent, as applicable, and to the Company. Immediately following such delivery, the retiring Administrative Agent or Collateral Agent, as applicable, shall, subject to its rights under Section 7.07 in the case of the Administrative Agent, transfer all property held by it as Administrative Agent or Collateral Agent, as applicable, to the successor Administrative Agent or Collateral Agent, as applicable, the resignation or removal of the retiring Administrative Agent or Collateral Agent, as applicable, shall become effective, and the successor Administrative Agent or Collateral Agent, as applicable, shall have all the rights, powers and duties of the Administrative Agent or Collateral Agent, as applicable, under this Agreement and the Security Documents. A successor Administrative Agent or Collateral Agent, as applicable, shall mail notice of its succession to each Holder. After any retiring Administrative Agent’s or Collateral Agent’s, as applicable, resignation or removal hereunder, the provisions of this Article Seven and Article Twelve shall inure to the benefit of such retiring Administrative Agent or Collateral Agent, as applicable, its sub-agents or attorneys in fact and such Administrative Agent’s or Collateral Agent’s, as applicable, related parties as to any actions taken or omitted to be taken by any of them while the retiring Administrative Agent or Collateral Agent, as applicable, was the Administrative Agent or the Collateral Agent, as applicable, under this Agreement.

Section 7.09.     Successor Administrative Agent by Consolidation, Merger, etc.

If the Administrative Agent consolidates with, merges or converts into, or transfers all or substantially all of its corporate trust assets to, another entity, the successor entity without any further act shall be the successor Administrative Agent.

Article Eight

AMENDMENTS, SUPPLEMENTS AND WAIVERS

Section 8.01.     Without Consent of Holders.

The Company may, without the consent of any Holders, modify, amend or, solely with respect to clause (9) below, supplement this Agreement:

(1)           to evidence the succession of another Person to the Company or any Guarantor and the assumption by any such successor of the covenants in this Agreement and in the Notes in accordance with Section 5.01;

(2)           to add to the Company’s or any Guarantor’s covenants and those of any other obligor under this Agreement or the Notes for the benefit of the Holders or to surrender any right or power conferred upon the Company or any other obligor under this Agreement or the Notes, as applicable;

(3)           to add an entity as a Guarantor in accordance with this Agreement (provided such entity also guarantees the 8.875% Notes) and, if permitted by the terms of and limitations set forth in this Agreement, to release a Guarantor under this Agreement;

(4)           to evidence and provide the acceptance of the appointment of a successor Administrative Agent under this Agreement;

(5)           to mortgage, pledge, hypothecate or grant a security interest in favor of the Collateral Agent for the benefit of the Holders as additional security for the payment and performance of the Company’s obligations under this Agreement, in any property or assets, including any of which are required to be mortgaged, pledged or hypothecated or in which a security interest is required to be granted to the Collateral Agent pursuant to this Agreement;

(6)           [reserved];

(7)           [reserved];

(8)           to cure ambiguities, defects, omissions, mistakes or inconsistencies or to make changes that do not adversely affect the rights of the Holders in any material respects; or

(9)           in accordance with and if permitted by the terms and limitations set forth in this Indenture, to include any Additional First Lien Obligations (as defined in the Intercreditor Agreement) in the Intercreditor Agreement.

The Administrative Agent is hereby authorized to join with the Company and the Guarantors in the execution of any amendment to this Agreement, or any Security Document or the Intercreditor Agreement (solely with respect to clause (9) above), in each case, authorized or permitted by the terms of this Agreement, the Security Documents and the Intercreditor Agreement (as applicable) and to make any further appropriate agreements and stipulations which may be therein contained, but the Administrative Agent shall not be obligated to enter into any such amendment which adversely affects its own rights, duties or immunities under this Agreement. The consent of the Holders is not necessary under this Agreement to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Section 8.02.     With Consent of Holders.

(a)            Subject to Section 2.03 and clause (b) of this Section 8.02, this Agreement or the Notes may be amended with the consent (which may include consents obtained in connection with a tender offer or exchange offer for Notes) of the Holders of not less than a majority in aggregate principal amount of the Notes then outstanding, and any existing Default under, or compliance with any provision of, this Agreement may be waived (other than any continuing Default in the payment of the principal or interest on the Notes) with the consent (which may include consents obtained in connection with a tender offer or exchange offer for Notes) of the Holders of a majority in aggregate principal amount of the Notes then outstanding (the “Required Holders”); provided that, without the consent of each Holder affected thereby, no amendment or waiver may:

(1)           reduce the amount of Notes whose Holders must consent to an amendment;

(2)           reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, on any Notes;

(3)           reduce the principal of or change or have the effect of changing the fixed maturity of any Notes, or change the date on which any Notes may be subject to prepayment or reduce the prepayment price therefor;

(4)           make any Notes payable in money other than that stated in the Notes;

(5)           make any change in provisions of this Agreement protecting the right of each Holder to receive payment of principal of and interest on such Note on or after the due date thereof or to bring suit to enforce such payment, or permitting Holders of a majority in aggregate principal amount of Notes to waive Defaults or Events of Default;

(6)           after the Company’s obligation to purchase Notes arises thereunder, amend, change, modify or waive in any material respect the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control or make and consummate an Excess Proceeds Offer with respect to any Asset Sale that has been consummated or, after such Change of Control has occurred or such Asset Sale has been consummated, amend, change or modify any of the provisions or definitions with respect thereto;

(7)           modify or change any provision of this Agreement or the related definitions affecting the ranking of the Notes in a manner which adversely affects the Holders;

(8)           [reserved];

(9)           release any Guarantor from any of its obligations under its Note Guarantee or this Agreement otherwise than in accordance with the terms of this Agreement;

(10)            expressly subordinate the Notes or any Note Guarantee to any other Indebtedness of the Company or a Guarantor; or

(11)            make any change in this Section 8.02.

(b)            In addition, without the consent of the Holders of at least 75% in aggregate principal amount of Notes then outstanding, no amendment, supplement or waiver may (1) modify any Security Document or the provisions of this Agreement dealing with the Collateral or the Security Documents that would have the impact of releasing all or substantially all of the Collateral from the Liens of the Security Documents (except as permitted by the terms of this Agreement and the Security Documents) or change or alter the priority of the security interests in the Collateral, (2) make any change in any Security Document or the provisions in this Agreement dealing with the Collateral or the Security Documents or the application of proceeds of the Collateral that would adversely affect the Holders in any material respect, (3) if TIP or any of its Subsidiaries consummates a NuevaTel Transaction in accordance with the requirements of Section 4.21(a), modify the requirement to apply the Net Cash Proceeds of such transaction (including any such proceeds realized on conversion of any non-cash consideration received in such transaction to cash) as set forth under Section 3.02, (4) if TIP or any of its Subsidiaries consummates a 2degrees Liquidity Event in accordance with the requirements of Section 4.22(a), modify the requirement to apply the Net Cash Proceeds of such transaction as set forth under Section 3.02 and (5) if NuevaTel pays any dividend on or makes any distribution with respect to its Capital Stock to TIP or any Subsidiary of TIP in the form of cash, Cash Equivalents or securities which by their terms convert to cash or Cash Equivalents within 12 months of consummation of such dividend or distribution, modify the requirement to apply such cash or Cash Equivalents (including any such amounts realized on conversion of any non-cash consideration received in such transaction to cash) as set forth under Section 3.02.

After an amendment, supplement or waiver under this Section 8.02 becomes effective, the Company shall mail to the Holders a notice briefly describing the amendment, supplement or waiver.

Upon the written request of the Company, accompanied by a Board Resolution authorizing the execution of any such amendment, and upon the receipt by the Administrative Agent of evidence reasonably satisfactory to the Administrative Agent of the consent of the Holders as aforesaid and upon receipt by the Administrative Agent of the documents described in Section 8.06, the Administrative Agent shall join with the Company and the Guarantors in the execution of such amendment unless such amendment affects the Administrative Agent’s own rights, duties or immunities under this Agreement, in which case the Administrative Agent may, but shall not be obligated to, enter into such amendment. Notwithstanding anything herein to the contrary, no amendment, supplement or waiver shall become effective unless signed by the Administrative Agent.

It shall not be necessary for the consent of the Holders under this Section 8.02 to approve the particular form of any proposed amendment, supplement or waiver, but it shall be sufficient if such consent approves the substance thereof.

Section 8.03.     [Reserved].

Section 8.04.     Revocation and Effect of Consents.

Until an amendment, supplement, waiver or other action becomes effective, a consent to it by a Holder is a continuing consent conclusive and binding upon such Holder and every subsequent Holder of the same Note or portion thereof, and of any Note issued upon the transfer thereof or in exchange therefor or in place thereof, even if notation of the consent is not made on any such Note. Any such Holder or subsequent Holder, however, may revoke the consent as to his Note or portion of a Note, if the Administrative Agent receives the written notice of revocation before the date the amendment, supplement, waiver or other action becomes effective.

The Company may, but shall not be obligated to, fix a record date for the purpose of determining the Holders entitled to consent to any amendment, supplement, or waiver. If a record date is fixed, then, notwithstanding the preceding paragraph, those Persons who were Holders at such record date (or their duly designated proxies), and only such Persons, shall be entitled to consent to such amendment, supplement, or waiver or to revoke any consent previously given, whether or not such Persons continue to be Holders after such record date. No such consent shall be valid or effective for more than 120 days after such record date unless the consent of the requisite number of Holders has been obtained prior to the expiration of such consent.

After an amendment, supplement, waiver or other action becomes effective, it shall bind every Holder, unless it makes a change described in Section 8.02(a)(1) through (11) without the consent of the requisite number of Holders. In that case the amendment, supplement, waiver or other action shall bind each Holder who has consented to it and every subsequent Holder or portion of a Note that evidences the same debt as the consenting Holder’s Note.

Section 8.05.     Notation on or Exchange of Notes.

If an amendment, supplement, or waiver changes the terms of a Note, the Administrative Agent (in accordance with the specific written direction of the Company) shall request the Holder (in accordance with the specific written direction of the Company) to deliver it to the Administrative Agent. In such case, the Administrative Agent shall place an appropriate notation on the Note about the changed terms and return it to the Holder. Alternatively, if the Company so determines, the Company in exchange for the Note shall issue, the Guarantors shall endorse, and the Administrative Agent shall authenticate a new Note that reflects the changed terms. Failure to make the appropriate notation or issue a new Note shall not affect the validity and effect of such amendment, supplement or waiver.

Section 8.06.     Administrative Agent to Sign Amendments, etc.

The Administrative Agent shall sign any amendment, supplement or waiver authorized pursuant to this Article Eight if the amendment, supplement or waiver does not adversely affect the rights, duties, liabilities or immunities of the Administrative Agent. If it does, the Administrative Agent may, but need not, sign it. In signing or refusing to sign such amendment, supplement or waiver the Administrative Agent shall receive and, subject to Section 7.01, shall be fully protected in relying conclusively upon a Company Board Resolution, an Officers’ Certificate and an Opinion of Counsel stating, in addition to the matters required by Section 11.04, that such amendment, supplement or waiver is authorized or permitted by this Agreement and all conditions precedent required hereunder to such amendment, supplement or waiver have been satisfied and that it constitutes a legal, valid, binding and enforceable obligation of the Company and any Guarantors party thereto.

Article Nine

REPRESENTATIONS AND WARRANTIES

Section 9.01.     Representations and Warranties of the Company and the Guarantors.

As of the date hereof and as of the Effective Date (or, if any such representations and warranties expressly relate to an earlier date, then as of such earlier date), the Company and the Guarantors, jointly and severally, represent and warrant to each Holder as follows:

(a)            Financial Statements. No Material Adverse Effect; No Undisclosed Liabilities.

(i)             None of the Company, the Guarantors or the Subsidiaries of the Company has sustained since the date of the latest audited financial statements included in the Parent’s Report on Form 20-F for the fiscal year ended December 31, 2020, as filed on March 24, 2021 (the “2020 FY Report”) any material loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree;

(ii)            Since the respective dates as of which information is given in the 2020 FY Report, (A) the Company, the Guarantors and the Subsidiaries of the Company have conducted their respective businesses in all material respects in the ordinary course of business, (B) there has not been any change in the capital stock or similar equity interests or a material change in the long-term debt of the Company, the Guarantors or the Subsidiaries of the Company or (C) there has not been any (1) Material Adverse Effect or (2) material adverse change, or any development involving a prospective material adverse change, in or affecting the general affairs, management, financial position, stockholders’ equity or similar equity interests or results of operations of the Company, the Guarantors or the Subsidiaries of the Company, in each case, except as set forth in Parent’s Report on Form 6-K for the fiscal quarter ended March 31, 2021, as filed on May 11, 2021 (the “2021 Q1 Report” and, together with the 2020 FY Report, the “2021 and 2020 Financial Reports”);

(iii)           The financial statements and the related notes thereto included in the 2021 and 2020 Financial Reports present fairly the financial position of the Parent, inclusive of the consolidated activities and financial position of the Company, the Guarantors and the Subsidiaries of the Company, as of the dates indicated and the results of their operations and the changes in their cash flows for the periods specified; such financial statements have been prepared in conformity with GAAP applied on a consistent basis throughout the periods covered thereby (except that interim financial statements are subject to year-end adjustment, which are not expected to be material, and the absence of year-end footnotes); and the other financial information regarding the Parent, the Company, the Guarantors and the Subsidiaries of the Company included in the 2021 and 2020 Financial Reports has been derived from the accounting records of the Parent, the Company, the Guarantors and the Subsidiaries of the Company, and presents fairly the information shown thereby as of the dates indicated;

(iv)           As of the date hereof, there are no liabilities of the Company, the Guarantors, or the Subsidiaries of the Company, except (A) liabilities reflected or reserved against in the financial statements contained in the 2021 and 2020 Financial Reports, (B) liabilities incurred since December 31, 2020 in the ordinary course of business, (C) liabilities that would not reasonably be expected to have a Material Adverse Effect, or (D) liabilities in respect of the renewal by 2degrees of its spectrum licenses (which liabilities are permitted under the 8.875% Notes Indenture);

(b)            Title to Properties. The Company, the Guarantors and the Subsidiaries of the Company have good record and marketable title in fee simple to all real property and good and marketable title to all personal property owned by them, free and clear of all liens, encumbrances and defects except such as could not reasonably be expected to have a Material Adverse Effect; and any real property and buildings held under lease by the Company, the Guarantors and the Subsidiaries of the Company, are held by them under valid, subsisting and enforceable leases with such exceptions as could not reasonably be expected to have a Material Adverse Effect;

(c)            Existence; Qualification. Each of the Company, the Guarantors and the Subsidiaries of the Company has been duly incorporated, organized or formed and is validly existing and in good standing under the laws of its respective jurisdiction of incorporation, organization or formation, is duly qualified to do business and has the power and authority (corporate and other) to own its properties and conduct its business as described in the 2021 and 2020 Financial Reports, and has been duly qualified (or its equivalent) as a limited liability company, corporation or partnership for the transaction of business and is in good standing (or its equivalent) under the laws of each other jurisdiction in which it owns or leases properties or conducts any business so as to require such qualification (or its equivalent), unless the failure to be so qualified has not had, and could not reasonably be expected to have, a Material Adverse Effect;

(d)            Authorization.

(i)             All of the issued limited liability company interests of the Company have been duly and validly authorized and issued and are fully paid and non-assessable; and all of the issued shares of Capital Stock of each Subsidiary of the Company have been duly and validly authorized and issued and are fully paid and non-assessable, and the percentages of any such equity interests as set forth in the 2021 and 2020 Financial Reports are owned directly or indirectly by the Company, free and clear of all Liens, except for Permitted Liens;

(ii)            each of the Company and the Guarantors has all requisite corporate or limited liability company, as applicable, power and authority to execute and deliver the Transaction Documents, including granting Liens to be granted by it pursuant to this Agreement and the Security Documents, and to perform their respective obligations hereunder and thereunder and to consummate the Transactions. Each of the Transaction Documents and the consummation by the Company and the Guarantors of the Transactions have been duly and validly authorized by the Company and the Guarantors to the extent they are a party thereto. Each of the Transaction Documents has been duly executed and delivered by the Company and the Guarantors to the extent they are a party thereto;

(iii)           the Notes have been duly authorized by the Company and, when executed by the Company and delivered pursuant to this Agreement, will have been duly executed, issued and delivered and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles, and entitled to the benefits provided by this Agreement; this Agreement has been duly authorized by the Company and the Guarantors and, when executed and delivered by the Company, the Guarantors, the Administrative Agent and the Collateral Agent, this Agreement will constitute a valid and legally binding instrument, enforceable against the Company and the Guarantors in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles;

(iv)           the Note Guarantees have been duly authorized by each of the Guarantors and, when the Notes have been duly executed and delivered as provided in this Agreement, will be valid and legally binding obligations of each of the Guarantors, enforceable against each of the Guarantors in accordance with their terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles;

(e)            Margin Regulations. The proceeds of the Notes are intended to be and shall be used solely for the purposes set forth in and as permitted by Section 4.01. None of the transactions contemplated by this Agreement (including, without limitation, the use of the proceeds from the sale of the Securities) will violate or result in a violation of Section 7 of the Exchange Act, or any regulation promulgated thereunder, including, without limitation, Regulations T, U, and X of the Board of Governors of the Federal Reserve System;

(f)            No Stabilization. Neither the Company nor any of its Affiliates has taken or will take any action, which is designed to or which would constitute or which might be reasonably expected to, cause or result in stabilization or manipulation of the price of any security of the Company in connection with the offering of the Notes;

(g)            No Contravention; Consents.

(i)             The execution, delivery and performance by the Company and each of the Guarantors of each of the Transaction Documents to which each is a party (including, but not limited to, the filing of any applicable financing statements pursuant to the Security Documents), the issuance and sale of the Notes and the issuance of the Note Guarantees, the grant and perfection of Liens in the Collateral pursuant to the Security Documents and compliance by the Company and each of the Guarantors with the terms hereof and thereof, the consummation of the Transactions and the exercise by any Holder of its rights under the Transaction Documents will not (A) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, result in the termination, modification or acceleration of, or result in the creation or imposition of any Lien upon any property, right or asset of the Company, any Guarantor or any of the Subsidiaries of the Company pursuant to, any indenture (including the 8.875% Notes Indenture), mortgage, deed of trust, loan agreement or any other agreement or instrument to which the Company, any Guarantor or any Subsidiaries of the Company is a party, by which the Company, any Guarantor or any Subsidiaries of the Company is bound or to which any of the property or assets of the Company, any Guarantor or any Subsidiaries of the Company is subject (other than any Lien created or imposed pursuant to the Security Documents), nor (B) result in any violation of the provisions of the certificate of incorporation or formation, bylaws, limited liability company agreement, operating agreement or similar organizational documents of the Company, any Guarantor or any Subsidiaries of the Company or any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over the Company, any Guarantor or any Subsidiaries of the Company or any of their properties, except, in the case of clause (A) above, for any such default or violation that has not had, or could not reasonably be expected to have, a Material Adverse Effect; and except as may have been obtained or made prior to the date of this Agreement, no consent, approval, authorization, order, declaration, filing, registration or qualification of or with any such court or governmental agency or body is required for the execution, delivery and performance by the Company and each of the Guarantors of each of the Transaction Documents to which each is a party (including, but not limited to, filing of any applicable financing statements pursuant to the Security Documents), the issuance and sale of the Notes and the issuance of the Note Guarantees, the grant and perfection of Liens in the Collateral pursuant to the Security Documents and compliance by the Company and each of the Guarantors with the terms thereof, the consummation of the Transactions and exercise by any Holder of its rights under the Transaction Documents, except such consents, approvals, authorizations, registrations or qualifications as may be required under state securities or “Blue Sky” laws in connection with the purchase of the Notes by the Holders and filings of UCC financing statements in the relevant jurisdictions or filings necessary to perfect the security interests in the Collateral;

(ii)            None of the Company, any Guarantor or any Subsidiaries of the Company is (A) in violation of its (1) certificate of incorporation or formation, bylaws, limited liability company agreement, operating agreement or similar organizational documents or (2) shareholders’ agreement or similar agreement, (B) in violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority or (C) in default in the performance or observance of any obligation, covenant or condition contained in any indenture (including the TIP Notes Indenture and 8.875% Notes Indenture), mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which it is a party or by which it or any of its properties may be bound, except, in the case of clauses (A)(2), (B) and (C) above, for any such default or violation that has not had, or could not reasonably be expected to have, a Material Adverse Effect;

(h)            Litigation; Governmental Actions. There are no legal or governmental actions, arbitrations, suits, claims, disputes or proceedings pending to which the Company, any Guarantor or any Subsidiaries of the Company is a party or of which any property of the Company, any Guarantor or any Subsidiaries of the Company is the subject which (i) challenge the validity of the Transactions or (ii) if determined adversely to the Company, any Guarantor or any Subsidiaries of the Company, would reasonably be expected to have a Material Adverse Effect, and, to the knowledge of the Company and the Guarantors, no such proceedings are threatened or contemplated by governmental authorities or threatened or contemplated by others;

(i)             Company and the Guarantors Not an “Investment Company”. Neither the Company nor any of the Guarantors is, and after giving effect to the offering and sale of the Notes and the application of the proceeds thereof, neither the Company nor any of the Guarantors will be, an “investment company,” as such term is defined in the Investment Company Act of 1940;

(j)             No General Solicitation; No Directed Selling Efforts; No Integration. None of the Company, any Guarantor or any Subsidiary of the Company has directly, or through any person or any entity acting on its or their behalf, (i) sold, delivered, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any “security” (as defined in the Securities Act) that is or could be integrated with the sale and delivery of the Notes in a manner that would require the registration under the Securities Act of the Notes, (ii) engaged in any form of general solicitation or general advertising (as those terms are used in Regulation D) in connection with the offering of the Notes or in any manner involving a public offering within the meaning of Section 4(a)(2) of the Securities Act or (iii) within the preceding six months, directly or indirectly, sold, delivered, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any Notes, or any securities of the same or a similar class as the Notes, other than the Notes and the 8.875% Notes. Neither the Company, any Guarantor or any Subsidiaries of the Company, nor any person or entity acting on its or their behalf has sold, delivered, offered for sale or solicited offers to buy the Notes by means of any general solicitation or general advertising within the meaning of Rule 502(c) under the Securities Act;

(k)            No Restricted Resales. The Company will not, and will not permit any of its affiliates (as defined in Rule 144 under the Securities Act) to, resell any of the Notes that have been reacquired by any of them, except for Notes purchased by the Company or any of its affiliates and resold in a transaction registered under the Securities Act;

(l)            Accounting and Disclosure Controls.

(i)             The Company, the Guarantors and their respective Subsidiaries maintain systems of internal accounting controls sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including, but not limited to, internal accounting controls sufficient to provide reasonable assurance that (A) transactions are executed in accordance with management’s general or specific authorizations; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (C) access to assets is permitted only in accordance with management’s general or specific authorization; and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. There are no material weaknesses or significant deficiencies in the Company’s internal controls;

(ii)            Since the date of the latest audited financial statements included in the 2020 FY Report, there has been no change in TIP’s internal control over financial reporting that has materially adversely affected, or is reasonably likely to materially adversely affect, TIP’s internal control over financial reporting. There are no material weaknesses or significant deficiencies in TIP’s internal controls;

(iii)           TIP maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) of the Exchange Act) that comply in all material respects with the requirements of Rule 13a-15(e) of the Exchange Act; such disclosure controls and procedures have been designed to ensure that material information relating to the Company, the Guarantors and the Subsidiaries of the Company is made known to TIP’s principal executive officer and principal financial officer by others within those entities as appropriate to allow timely decisions regarding disclosure, and such disclosure controls and procedures are effective and such disclosure controls and procedures are reasonably effective to perform the functions for which they were established subject to the limitations of any such control system; TIP’s auditors and the Audit Committee of the Board of Directors of TIP have been advised of: (A) any significant deficiencies or material weaknesses in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize, and report financial data; and (B) any fraud, whether or not material, that involves management or other employees who have a role in the Company’s internal controls;

(m)            Independent Auditors. Grant Thornton LLP, which has audited certain financial statements of TIP and its Subsidiaries, is an independent registered public accounting firm under the Securities Act and the rules and regulations of the Public Company Accounting Oversight Board;

(n)            No Unlawful Contributions or Other Payments. None of the Company, the Guarantors or any Subsidiaries of the Company, nor any director or officer of the Company, any Guarantor or any Subsidiary of the Company nor, to the knowledge of the Company and each of the Guarantors, any agent, employee, Affiliate or other person associated with or acting on behalf of the Company, the Guarantors or any Subsidiaries of the Company: (i) has used any funds for any unlawful contribution, gift, property, entertainment or other unlawful expense relating to political activity; (ii) has made or taken any action in furtherance of any direct or indirect unlawful payment, an offer or promise to pay, or authorization or approval of the payment or giving of money, property, gifts or anything else of value, directly or indirectly, to any foreign or domestic government official or employee (including any officer or employee of a government or government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office) to improperly influence official action or secure an improper advantage for the Company, the Guarantors or any Subsidiaries of the Company; (iii) has made, offered, or taken an act in furtherance of any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment; or (iv) is aware of or has taken any action, directly or indirectly, that would result in a violation of any provision of the Bribery Act 2010 of the United Kingdom, the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions (“OECD Convention”), or the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (collectively, the “FCPA”) or any other applicable anti-bribery or anti-corruption law, including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA), including any officer or employee of a government or government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, in contravention of the FCPA or any applicable anti-bribery and anti-corruption laws or regulations to which of the Company, the Guarantors, the Subsidiaries of the Company, any director, officer, agent, employee, Affiliate or other person associated with or acting on behalf of the Company, any Guarantor or any Subsidiary of the Company is subject. The Company, the Guarantors and the Subsidiaries of the Company and, to the knowledge of the Company and the Guarantors, the Company’s Affiliates, have each conducted their businesses in compliance with the FCPA and any applicable anti-bribery and anti-corruption laws or regulations and have instituted and maintain and enforce, and will continue to maintain and enforce, policies and procedures designed to promote and ensure, and which are reasonably expected to continue to ensure, continued compliance with all applicable anti-bribery and anti-corruption laws;

(o)            No Conflict with Sanctions Laws. None of the Company, the Guarantors or any Subsidiaries of the Company nor any director or officer of the Company or any Guarantor nor, to the knowledge of the Company or any of the Guarantors, any agent, employee, Affiliate or other person associated with or acting on behalf of the Company, the Guarantors or any Subsidiary of the Company is currently aware of being the subject or target of any investigation or enforcement action, or is subject to penalties imposed by the U.S. government, in connection with sanctions, or is subject to penalties imposed by the U.S. government, in connection with sanctions administered or imposed by the U.S. government, including, without limitation, the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), the U.S. Department of Commerce, the U.S. Department of State or any similar sanctions imposed by any other governmental body to which Company, the Guarantors or any Subsidiaries of the Company is subject (collectively, “Sanctions”), nor located, organized or resident in a country or territory that is the subject or target of Sanctions (including, without limitation, Crimea, Cuba, Iran, North Korea, Sudan and Syria) (each, a “Sanctioned Country”); except for the roaming agreements authorized by general license, exemption or regulation under applicable Sanctions, none of the Company, the Guarantors or any Subsidiaries of the Company have engaged in during the past five years, are not now engaged in, any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country; and the Company and the Guarantors will not directly or indirectly use the proceeds of the offering of the Securities hereunder, if any, or lend, contribute or otherwise make available such proceeds, if any, to any of their respective subsidiaries, joint venture partners or other persons or entities (i) to fund or facilitate any activities of or business with any person, or in any country or territory, that, at the time of such funding or facilitating, is the subject or target of Sanctions, (ii) to fund or facilitate any activities of or business in any Sanctioned Country or (iii) in any other manner that will result in a violation by any Person (including any Person participating in the Transactions) of Sanctions;

(p)            No Conflict with Money Laundering Laws. The operations of the Company, the Guarantors and the Subsidiaries of the Company are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements related to money laundering, including to the extent applicable, without limitation, those of Title 18 U.S. Code section 1956 and 1957, the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (such act, the “USA PATRIOT Act”), the Currency and Foreign Transactions Reporting Act of 1970, as amended, the applicable money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency having jurisdiction over the Company, any Guarantor or any of the Company’s Subsidiaries, and any international anti-money laundering principles or procedures by an intergovernmental group or organization, such as the Financial Action Task Force on Money Laundering, of which the United States is a member and with which designation the United States representative to the group or organization continues to concur, all as amended, and any executive order, directive, or regulation pursuant to the authority of any of the foregoing, or any orders or licenses issued thereunder (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company, any Guarantor or any of the Company’s Subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the best knowledge of the Company or any of the Guarantors, threatened;

(q)            Each of the Security Documents and the Intercreditor Agreement has been duly authorized by all necessary corporate or other entity action on the part of the Company and the Guarantors (to the extent a party thereto) and when executed and delivered by the Company and the Guarantors (to the extent a party thereto), assuming due authorization, execution and delivery by the Collateral Agent and the other parties thereto, each of the Security Documents and the Intercreditor Agreement will constitute a valid and binding agreement of the Company and the Guarantors (to the extent a party thereto), enforceable against the Company and the Guarantors (to the extent a party thereto) in accordance with their respective terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights and general equity principles; and, upon delivery of the applicable Security Documents to the Collateral Agent, will create valid and enforceable Liens on the Collateral and, upon the filing of appropriate UCC financing statements and the taking of the other actions, in each case as further described herein, in the Security Documents, in the Intercreditor Agreement and in this Agreement, the Liens on the rights of the Company and the Guarantors in the Collateral will be perfected security interests (subject to Permitted Liens, and in each case subject, as to enforceability, to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles);

(r)            Compliance with Environmental Laws. (i) The Company, the Guarantors and the Subsidiaries of the Company (x) are, and at all prior times were, in compliance with any and all applicable federal, state, local and foreign laws, rules, regulations, requirements, decisions and orders relating to the protection of human health or safety, the environment, natural resources, hazardous or toxic substances or wastes, pollutants or contaminants (collectively, “Environmental Laws”), (y) have received and are in compliance with all permits, licenses, certificates or other authorizations or approvals required of them under applicable Environmental Laws to conduct their respective businesses, and (z) have not received notice of any actual or potential liability under or relating to any Environmental Laws, including for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, and have no knowledge of any event or condition that would reasonably be expected to result in any such notice; (ii) there are no costs or liabilities associated with Environmental Laws of or relating to the Company, the Guarantors or the Company’s Subsidiaries, except in the case of each of (i) and (ii) above, for any such failure to comply, or failure to receive required permits, licenses or approvals, or cost or liability, as would not reasonably be expected to have a Material Adverse Effect; and (iii) (x) there are no proceedings that are pending, or that are known to be contemplated, against the Company, any Guarantor or any of the Company’s Subsidiaries under any Environmental Laws in which a governmental entity is also a party, other than such proceedings regarding which it is reasonably believed no monetary sanctions of $100,000 or more will be imposed, and (y) the Company, the Guarantors and the Company’s Subsidiaries are not aware of any issues regarding compliance with Environmental Laws, or liabilities or other obligations under Environmental Laws or concerning hazardous or toxic substances or wastes, pollutants or contaminants, that could have a Material Adverse Effect;

(s)            ERISA Compliance. (i) Each employee benefit plan, within the meaning of Section 3(3)  of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), for which TIP or the Company, TISPH or any Subsidiary of the Company (in each case, to the extent a member of its “Controlled Group” (defined as any organization which is a required to be aggregated with TIP, the Company, TISPH or any Subsidiary of the Company under Section 414 of the Code)) would have any liability (each, a “Plan”) has been maintained in compliance with its terms and the requirements of any applicable statutes, orders, rules and regulations, including, but not limited to, ERISA and the Code, in all material respects; (ii) no prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975 of the Code, has occurred with respect to any Plan (excluding transactions effected pursuant to a statutory or administrative exemption); (iii) for each Plan that is subject to the funding rules of Section 412 of the Code or Section 302 of ERISA, no failure to satisfy any minimum funding standard within the meaning of Section 412 of the Code, whether or not waived, has occurred or is reasonably expected to occur; (iv) the fair market value of the assets of each Plan exceeds the present value of all benefits accrued under such Plan (determined based on those assumptions used to fund such Plan); (v) no “reportable event” (within the meaning of Section 4043(c) of ERISA) has occurred or is reasonably expected to occur with respect to any Plan; and (vi) neither TIP nor the Company, TISPH or any Subsidiary of the Company (or any member of the Controlled Group) has incurred, nor reasonably expects to incur, any liability under Title IV of ERISA (other than contributions to the Plan or premiums to the PBGC, in the ordinary course and without default) in respect of a Plan (including a “multiemployer plan,” within the meaning of Section 4001(a)(3) of ERISA);

(t)            No Labor Disputes. (i) No labor disturbance by or dispute with employees of the Company, any Guarantor or any of the Company’s Subsidiaries exists or, to the best knowledge of the Company and the Guarantors, is contemplated or threatened and (ii) none of the Company or any Guarantor is aware of any existing or imminent labor disturbance by, or dispute with, the employees of any of the Company’s, the Guarantor’s or the Company’s Subsidiaries’ principal suppliers, contractors or customers, in each case under (i) or (ii) above, which could have a Material Adverse Effect;

(u)            Tax Returns. The Company, the Guarantors and the Company’s Subsidiaries have timely filed all tax returns required to be filed on or before the date hereof (taking into account any validly obtained extensions) and have paid all federal, state, local and foreign taxes (whether or not shown as due on any such returns), the non-payment or non-filing of which, as applicable, could, reasonably be expected to have a Material Adverse Effect on the Company, the Guarantors and the Company’s Subsidiaries, taken as a whole; and as of the date hereof, there is no tax deficiency that has been, or could reasonably be expected to be, asserted against the Company, any Guarantor or any of the Company’s Subsidiaries or any of their respective properties or assets, which could reasonably be expected to have a Material Adverse Effect;

(v)            Intellectual Property. The Company, the Guarantors and the Company’s Subsidiaries own or possess adequate rights to use all patents, patent applications, trademarks, service marks, trade names, trademark registrations, service mark registrations, copyrights, licenses and know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures) necessary for the conduct of their respective businesses, except where the failure to do so could not reasonably be expected to have a Material Adverse Effect; and the conduct of their respective businesses will not conflict with any such rights of others, and the Company, the Guarantors and the Company’s Subsidiaries have not received any notice of any claim of infringement of or conflict with any such rights of others, except where such conflict or infringement could not reasonably be expected to have a Material Adverse Effect;

(w)            Solvency. Both before and after giving effect to the (a) the consummation of the 2021 Exchange Offer Transactions and (b) the payment and accrual of all transaction costs in connection with the foregoing, the Company and the Guarantors, taken as a whole, are, Solvent;

(x)            Dividends and Distributions. No Subsidiary of the Company is currently prohibited, directly or indirectly, under any agreement or other instrument to which it is a party or is subject, from paying any dividends to the Company, from making any other distribution on such Subsidiary’s Capital Stock, from repaying to the Company any loans or advances to such Subsidiary from the Company or from transferring any of such Subsidiary’s properties or assets to the Company or any other Subsidiary of the Company, except as permitted under this Agreement;

(y)            No Registration Required. Assuming the accuracy of the representations and warranties of the Holders contained in Section 9.02, it is not necessary, in connection with the issuance and sale of the Notes to the Holders, to register the Notes under the Securities Act;

(z)            Licenses and Permits. The Company, the Guarantors and the Subsidiaries of the Company possess all licenses, sub-licenses, certificates, permits and other authorizations issued by, and have made all declarations and filings with, the appropriate federal, state, local or foreign governmental or regulatory authorities that are necessary for the ownership or lease of their respective properties or the conduct of their respective businesses as described in the 2021 and 2020 Financial Reports, except where the failure to possess or make the same would not reasonably be expected to have a Material Adverse Effect; and none of the Company, the Guarantors or any of the Subsidiaries of the Company has received notice of any revocation or modification of any such license, sub-license, certificate, permit or authorization or has any reason to believe that any such license, sub-license, certificate, permit or authorization will not be renewed in the ordinary course, except where the failure to obtain such renewal would not reasonably be expected to have a Material Adverse Effect;

(aa)          Preparation of Financial Statements. The documents incorporated by reference in the 2021 and 2020 Financial Reports, when they were filed with the SEC, conformed or will conform, as the case may be, in all material respects to the requirements of the Exchange Act, and the rules and regulations of the SEC thereunder, and did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(bb)         Compliance with Applicable Laws. Each of the Company, the Guarantors and the Subsidiaries of the Company has complied in all respects with, and is not in default or violation in any respect of, any law, statute, order, rule, regulation, policy or guideline of any federal, state or local governmental authority applicable to the Company, the Guarantor or such Subsidiary, other than such non-compliance, defaults or violations that have not had and would not reasonably be expected to have a Material Adverse Effect; and

(cc)          Insurance. Each of the Company, the Guarantors and the Subsidiaries of the Company and their respective properties are insured with financially sound and reputable insurance companies which are not Affiliates of the Company or the Guarantors, in such amounts, with such deductibles and covering such risks as are customarily carried by companies engaged in similar businesses and owning similar properties in localities where such entity operates.

Section 9.02.      Representations and Warranties of Holders.

As of the date hereof and as of the Effective Date (or, if any such representations and warranties expressly relate to an earlier date, then as of such earlier date), each Holder, severally as to itself and not jointly, represents and warrants to the Company and the Guarantors as follows:

(a)            Organization; Authorization. Such Holder has been duly organized and is validly existing and in good standing under the laws of its jurisdiction of organization and has all requisite corporate, partnership or limited liability company, as applicable, power and authority to execute and deliver the Transaction Documents to which it is a party, and to perform its obligations hereunder and thereunder and to consummate the Transactions. Each of the Transaction Documents and the consummation by such Holder of the Transactions have been duly and validly authorized by such Holder to the extent it is a party thereto. Each of the Transaction Documents has been duly executed and delivered by such Holder to the extent it is a party thereto;

(b)            Securities Act Representations.

(i)          Such Holder is an “accredited investor” as defined in Rule 501(a) under the Securities Act;

(ii)         Such Holder is not relying on any communication (written or oral) of the Company or any of its Affiliates as investment or tax advice or as a recommendation to purchase the Notes. It is understood that information and explanations related to the terms and conditions of this Agreement provided by the Company or any of its Affiliates shall not be considered investment or tax advice or a recommendation to execute and deliver this Agreement, and that neither the Company nor any of its Affiliates is acting or has acted as an advisor to the Holder in deciding to execute and deliver this Agreement;

(iii)        Such Holder is familiar with the business and financial condition and operations of the Company, the Guarantors and the Subsidiaries of the Company, all as generally described in the 2021 and 2020 Financial Reports. The Holder has had access to and has reviewed the 2021 Offering Memorandum and Consent Solicitation Statement (TIP Notes) and the 2021 Consent Solicitation Statement (Notes), the Transaction Documents to be entered into to give effect to, or otherwise related to, the 2021 Exchange Offer Transactions, and such other information concerning the Company, the Guarantors and the Subsidiaries of the Company and the Notes as it deems necessary to enable it to make an informed investment decision concerning the execution and delivery of this Agreement and the other Transaction Documents to be executed and delivered in connection herewith;

(iv)        Such Holder has such knowledge, skill and experience in business, financial and investment matters that such Holder is capable of evaluating the merits and risks of an investment in the Notes. With the assistance of such Holder’s own professional advisors, to the extent that such Holder has deemed appropriate, such Holder has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Notes and the consequences of this Agreement. Such Holder has considered the suitability of the Notes as an investment in light of its own circumstances and financial condition and such Holder is able to bear the risks associated with an investment in the Notes and its authority to invest in the Notes and to execute and deliver this Agreement;

(v)         Such Holder is acquiring the Notes solely for the Holder’s own account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Notes. The Holder understands that the Notes have not been registered under the Securities Act or any state securities or “Blue Sky” laws by reason of specific exemptions under the provisions thereof and may not be offered or sold except pursuant to an effective registration statement under the Securities Act or pursuant to an applicable exemption from registration under the Securities Act, and such Holder understands that the Company is not required to register the Notes. Such Holder is able to bear any loss associated with an investment in the Notes;

(vi)        Such Holder understands that the Company will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements; and

(vii)       Notwithstanding anything to the contrary, the representations and warranties of such Holder do not limit or modify the representations and warranties of the Company, the Guarantor and the Subsidiaries of the Company in Section 9.01 of this Agreement or the right of such Holder to rely on such representations and warranties.

(c)            RESERVED and

(d)            Either (i) such Holder is not an employee benefit plan or other plan subject to Section 406 of ERISA or Section 4975 of the Code, another employee benefit plan subject to U.S. federal, state or local laws, or non-U.S. laws, which are substantially similar to Section 406 of ERISA or Section 4975 of the Code, or any entity or other person whose assets constitute (or are deemed for purposes of ERISA or the Code to constitute) the assets of any such plan or (ii) such Holder’s purchase and holding of the Notes will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, or a non-exempt violation of any such substantially similar laws.

Article Ten

GUARANTEE OF NOTES

Section 10.01.      Guarantee.

Subject to the provisions of this Article Ten, each Guarantor, by execution of this Agreement, jointly and severally, unconditionally guarantees (each, a “Note Guarantee” and collectively, the “Note Guarantees”) to each Holder of a Note (i) the due and punctual payment of the principal of and interest on each Note, when and as the same shall become due and payable, whether at maturity, by acceleration or otherwise, the due and punctual payment of interest on the overdue principal of and interest on the Notes, to the extent lawful, and the due and punctual payment of all other Obligations of the Company to the Holders or the Administrative Agent and due and punctual performance of all obligations of the Company to the Holders or the Administrative Agent all in accordance with the terms of such Note and this Agreement, and (ii) in the case of any extension of time of payment or renewal of any Notes or any of such other Obligations, that the same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, at stated maturity, by acceleration or otherwise. Each Guarantor, by execution of this Agreement, agrees that its obligations hereunder shall be absolute and unconditional, irrespective of, and shall be unaffected by, any invalidity, irregularity or unenforceability of any such Note or this Agreement, any failure to enforce the provisions of any such Note, this Agreement, any waiver, modification or indulgence granted to the Company with respect thereto by the Holder of such Note, or any other circumstances which may otherwise constitute a legal or equitable discharge of a surety or such Guarantor.

Each Guarantor hereby waives diligence, presentment, demand for payment, filing of claims with a court in the event of a bankruptcy of the Company, any right to require a proceeding first against the Company, protest or notice with respect to any such Note or the Indebtedness evidenced thereby and all demands whatsoever, and covenants that this Note Guarantee will not be discharged as to any such Note except by payment in full of the principal thereof and interest thereon. Each Guarantor hereby agrees that, as between such Guarantor, on the one hand, and the Holders and the Administrative Agent, on the other hand, (i) the maturity of the Obligations guaranteed hereby may be accelerated as provided in Article Six for the purposes of this Note Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the Obligations guaranteed hereby, and (ii) in the event of any declaration of acceleration of such Obligations as provided in Article Six, such Obligations (whether or not due and payable) shall forthwith become due and payable by each Guarantor for the purpose of this Note Guarantee.

Notwithstanding anything in this Agreement to the contrary, (i) no Guarantor shall guarantee the Notes unless such Guarantor shall also guarantee the 8.875% Notes and (ii) each of TIP and the Company hereby agrees that it will not permit a Subsidiary to guarantee, or otherwise become liable with respect to, the 8.875% Notes unless such entity also guarantees the Notes.

Section 10.02.      Limitation of Guarantee.

The obligations of each Guarantor are limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Note Guarantee or pursuant to its contribution obligations under this Agreement, result in the obligations of such Guarantor under its Note Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law.

Section 10.03.      [Reserved].

Section 10.04.      Waiver of Subrogation.

Until the Notes have been paid in full, each Guarantor hereby irrevocably waives any claim or other rights which it may now or hereafter acquire against the Company that arise from the existence, payment, performance or enforcement of such Guarantor’s obligations under its Note Guarantee and this Agreement, including, without limitation, any right of subrogation, reimbursement, exoneration, indemnification, and any right to participate in any claim or remedy of any Holder of Notes against the Company, whether or not such claim, remedy or right arises in equity, or under contract, statute or common law, including, without limitation, the right to take or receive from the Company, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or Notes on account of such claim or other rights. If any amount shall be paid to any Guarantor in violation of the preceding sentence and the Notes shall not have been paid in full, such amount shall have been deemed to have been paid to such Guarantor for the benefit of, and held in trust for the benefit of, the Holders, and shall forthwith be paid to the Administrative Agent for the benefit of such Holders to be credited and applied upon the Notes, whether matured or unmatured, in accordance with the terms of this Agreement. Each Guarantor acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated by this Agreement and that the waiver set forth in this Section 10.04 is knowingly made in contemplation of such benefits.

Article Eleven

MISCELLANEOUS

Section 11.01.      Assignments and Participations; Binding Effect.

(a)            This Agreement shall become effective, subject to the conditions set forth in Section 2.01(b), when it shall have been executed by the Company, the Guarantors, the Administrative Agent and the Collateral Agent and when the Administrative Agent shall have been notified by each Holder that such Holder has executed it. Thereafter, it shall be binding upon and inure to the benefit of, but only to the benefit of, the Company, the Guarantors, the Administrative Agent, the Collateral Agent, and each Holder and, in each case, their respective successors and permitted assigns. Except as expressly provided in any Transaction Document (including in Section 7.08 of this Agreement), none of the Company, any Guarantor, the Administrative Agent or the Collateral Agent shall have the right to assign any rights or obligations hereunder or any interest herein;

(b)            Each Holder may sell, transfer, negotiate or assign (a “Sale”) all or a portion of its rights and obligations hereunder (including its rights and obligations with respect to the Notes) to (i) any existing Holder, (ii) any Affiliate or Approved Fund of any existing Holder or (iii) any other Person (other than an individual) acceptable (which acceptance shall not be unreasonably withheld, conditioned or delayed), as long as no Event of Default is continuing, to the Company (which acceptance of the Company shall be deemed to have been given unless an objection is delivered to Administrative Agent within five (5) Business Days after notice of a proposed Sale is delivered to the Company) (each an “Eligible Assignee”); provided, however, that (x), no such Sale may be made to the Company or any Guarantor or any of their Subsidiaries or parent entities, and (y) for each Note, the aggregate outstanding principal amount (determined as of the effective date of the applicable Assignment) of the Notes and Obligations subject to any such Sale shall be in a minimum amount of $500,000, unless such Sale is made to an existing Holder or an Affiliate or Approved Fund of any existing Holder, or is of the assignor’s (together with its Affiliates and Approved Funds) entire interest in the Notes held by the assignor, or is made with the prior written consent of the Company.

(c)            The parties to each Sale made in reliance on clause (b) above (other than those described in clause (e) below) shall execute and deliver to the Administrative Agent an Assignment evidencing such Sale, together with any existing Note subject to such Sale (or any affidavit of loss therefor acceptable to the Required Holders), all “know your customer” documents requested by the Administrative Agent pursuant to anti-money laundering rules and regulations, and any tax forms required by the Administrative Agent to be delivered and payment of an assignment fee in the amount of $3,500.00 provided that (1) if a Sale by a Holder is made to an Affiliate or an Approved Fund of such assigning Holder, then no assignment fee shall be due in connection with such Sale, and (2) if a Sale by a Holder is made to an assignee that is not an Affiliate or Approved Fund of such assignor Holder, and concurrently to one or more Affiliates or Approved Funds of such Assignee, then only one assignment fee of $3,500.00 shall be due in connection with such Sale. Upon receipt of all the foregoing, and conditioned upon such receipt, from and after the effective date specified in such Assignment, the Administrative Agent shall record or cause to be recorded in the Register the information contained in such Assignment.

(d)            Subject to the recording of an Assignment by the Administrative Agent in the Register, (i) the assignee thereunder shall become a party hereto and, to the extent that rights and obligations under the Transaction Documents have been assigned to such assignee pursuant to such Assignment, shall have the rights and obligations of a Holder, (ii) any applicable Note shall be transferred to such assignee through such recording and (iii) the assignor thereunder shall, to the extent that rights and obligations under this Agreement have been assigned by it pursuant to such Assignment, relinquish its rights (except for those surviving the payment in full of the Notes and any Obligations thereunder) and be released from its obligations under the Transaction Documents, other than those relating to events or circumstances occurring prior to such assignment (and, in the case of an Assignment covering all or the remaining portion of an assigning Holder’s rights and obligations under the Transactions Documents, such Holder shall cease to be a party hereto, but shall continue to be entitled to the benefits of Section 2.08).

(e)            The Administrative Agent, acting solely for this purpose as a non-fiduciary agent of the Company, shall maintain at one of its offices a copy of each Assignment delivered to it and a register for the recordation of the names and addresses of the Holders, and the Commitments of, and principal amounts (and related interest amounts) of the Notes, owing to each Holder pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive, absent demonstrable error, and the Company, the agents and the Holders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Holder hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Company, any Agent and any Holder, at any reasonable time and from time to time upon reasonable prior written notice

(f)            In addition to the other rights provided in this Section 11.01, each Holder may grant a security interest in, or otherwise assign as collateral, any of its rights under this Agreement, whether now owned or hereafter acquired (including rights to payments of principal or interest on the Notes), to (A) any federal reserve bank (pursuant to Regulation A of the Federal Reserve Board), by notice to the Administrative Agent or (B) any holder of, or trustee for the benefit of the holders of, such Holder’s Indebtedness or equity securities, without notice to the Administrative Agent; provided, however, that no such holder or trustee, whether because of such grant or assignment or any foreclosure thereon (unless such foreclosure is made through an assignment in accordance with clause (b) above), shall be entitled to any rights of such Holder hereunder and no such Holder shall be relieved of any of its obligations hereunder.

Section 11.02.      Notices.

Except for notice or communications to Holders, any notice or communication shall be given in writing and delivered in person, sent by facsimile, delivered by commercial courier service or mailed by first-class mail, postage prepaid, addressed as follows:

If to the Company or any Guarantor:

Trilogy International Partners LLC
Trilogy International South Pacific Holdings LLC
Trilogy International South Pacific LLC
Trilogy International Latin America I LLC
Trilogy International Latin America II LLC
Trilogy International Latin America III LLC
Trilogy International Latin Territories Inc.
155 108th Avenue NE, Suite 400
Bellevue, WA 98004
Attention: Secretary
Fax Number: (425) 458-5998

with, in the case of any notice furnished pursuant to Article Six, a copy to:

Friedman Kaplan Seiler & Adelman LLP
7 Times Square
New York, NY 10036
Attention: Gregg S. Lerner, Esq.
Fax Number: (212) 373-7910

If to the Administrative Agent:

Alter Domus (US) LLC
225 W. Washington St., 9th Floor

Chicago, IL 60606
Attention: Legal Department and Steve Lenard
Fax Number: (312) 376-0751

Email: legal@alterdomus.com; Steve.lenard@alterdomus.com

Such notices or communications shall be effective when received and shall be sufficiently given if so given within the time prescribed in this Agreement.

The Company, the Guarantors or the Administrative Agent by written notice to the others may designate additional or different addresses for subsequent notices or communications.

Any notice or communication mailed to a Holder shall be delivered by first-class mail, postage prepaid, electronic transmission, or by overnight courier to its address shown on the books and records kept by the Company.

Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders. If a notice or communication to a Holder is mailed in the manner provided above, it shall be deemed duly given, whether or not the addressee receives it.

In case by reason of the suspension of regular mail service, or by reason of any other cause, it shall be impossible to mail any notice as required by this Agreement, then such method of notification as shall be made with the approval of the Administrative Agent shall constitute a sufficient mailing of such notice.

Section 11.03.      [Reserved].

Section 11.04.      Certificate and Opinion as to Conditions Precedent.

Upon any request or application by the Company or any Guarantor to the Administrative Agent to take any action or refrain from taking any action under this Agreement, the Company or such Guarantor, shall furnish to the Administrative Agent:

(1)            an Officers’ Certificate in form and substance reasonably satisfactory to the Administrative Agent (which shall include the statements set forth in Section 11.05) stating that, in the opinion of the signers, all conditions precedent, if any, provided for in this Agreement relating to the proposed action have been complied with; and

(2)            an Opinion of Counsel in form and substance reasonably satisfactory to the Administrative Agent (which shall include the statements set forth in Section 11.05) stating that, in the opinion of such counsel, all such conditions precedent have been complied with.

Section 11.05.      Statements Required in Certificate and Opinion.

Each certificate and opinion with respect to compliance by or on behalf of the Company or any Guarantor with a condition or covenant provided for in this Agreement (other than the Officers’ Certificate required by Section 4.04) shall include:

(1)            a statement that the Person making such certificate or opinion has read such covenant or condition and the definitions herein relating thereto;

(2)            a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(3)            a statement that, in the opinion of such Person, it or he or she has made such examination or investigation as is necessary to enable it or him or her to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(4)            a statement as to whether or not, in the opinion of such Person, such covenant or condition has been complied with; provided, however, that with respect to such matters of fact an Opinion of Counsel may rely on an Officers’ Certificate or certificate of public officials; provided, further, that an Opinion of Counsel may have customary qualifications for opinions of the type required.

Section 11.06.      [Reserved].

Section 11.07.      Business Days; Legal Holidays.

A “Business Day” is a day that is not a Legal Holiday. A “Legal Holiday” is a Saturday, a Sunday or any day which shall be in the City of New York a legal holiday or a day on which banking institutions are authorized by law or other governmental action to close. If a payment date is a Legal Holiday at a place of payment, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest shall accrue for the intervening period.

Section 11.08.      Governing Law.

This Agreement and the Notes shall be governed by and construed in accordance with the laws of the State of New York, as applied to contracts made and performed within the State of New York, but without giving effect to principles of conflict of law to the extent that the application of the laws of another jurisdiction would be thereby required. The Administrative Agent, the Collateral Agent, the Company, the Guarantors and the Holders agree to submit to the jurisdiction of the courts of the State of New York in any action or proceeding arising out of or relating to this Agreement, the Notes or the Note Guarantees.

Section 11.09.      Waiver of Jury Trial.

EACH OF THE COMPANY, THE GUARANTORS, THE HOLDERS, THE ADMINISTRATIVE AGENT AND THE COLLATERAL AGENT HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE NOTES OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.10.      Force Majeure.

In no event shall the Administrative Agent or Collateral Agent be responsible or liable for any failure or delay in the performance of its obligations under this Agreement arising out of or caused by, directly or indirectly, forces beyond its reasonable control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes, pandemics, epidemics or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software or hardware) services.

Section 11.11.      No Adverse Interpretation of Other Agreements.

This Agreement may not be used to interpret another indenture, loan, security or debt agreement of TIP or any Subsidiary of TIP. No such indenture, loan, security or debt agreement may be used to interpret this Agreement.

Section 11.12.      No Recourse Against Others.

No recourse for the payment of the principal of or premium, if any, or interest, on any of the Notes, or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Company or any Guarantor in this Agreement or in any amendment, or in any of the Notes, or because of the creation of any Indebtedness represented thereby, shall be had against any manager, member, partner, stockholder, officer, director or employee, as such, past, present or future, of the Company or any Guarantor or of any successor corporation or against the property or assets of any such manager, member, partner, stockholder, officer, employee or director, either directly or through the Company or any Guarantor, or any successor entity thereof, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise; it being expressly understood that this Agreement and the Notes are solely obligations of the Company and the Guarantors, and that no such personal liability whatever shall attach to, or is or shall be incurred by, any manager, member, partner, stockholder, officer, employee or director, as such, past, present or future, of the Company or any Guarantor, or any successor entity thereof, because of the creation of the indebtedness hereby authorized, or under or by reason of the obligations, covenants or agreements contained in this Agreement or the Notes or implied there from, and that any and all such personal liability of, and any and all claims against every such manager, member, partner, stockholder, officer, employee and director, are hereby expressly waived and released as a condition of, and as a consideration for, the execution of this Agreement and the issuance of the Notes. It is understood that this limitation on recourse is made expressly for the benefit of any such manager, member, partner, shareholder, employee, officer or director and may be enforced by any of them.

Section 11.13.      Successors.

All agreements of the Company and the Guarantors in this Agreement, the Security Documents and the Notes shall bind their respective successors, except as otherwise provided herein. All agreements of the Administrative Agent and the Collateral Agent in this Agreement and the Security Documents shall bind their respective successors.

Section 11.14.      Multiple Counterparts.

The parties may sign multiple counterparts of this Agreement. Each signed counterpart shall be deemed an original, but all of them together represent one and the same agreement. Delivery of an executed signature page to this Agreement by facsimile or other electronic transmission shall be as effective as delivery of a manually signed counterpart of this Agreement.

Section 11.15.      Act of Holders.

(a)            Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Agreement to be given or taken by the Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by agents duly appointed in writing; and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Administrative Agent and, where it is hereby expressly required, to the Company. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the “Act” of the Holders signing such instrument or instruments. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Agreement and conclusive in favor of the Administrative Agent and the Company if made in the manner provided in this Section 11.15.

(b)            The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by a certificate of a notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to such witness, notary or officer the execution thereof. Where such execution is by a signer acting in a capacity other than his individual capacity, such certificate or affidavit shall also constitute sufficient proof of authority. The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner which the Administrative Agent deems sufficient.

(c)            [reserved].

(d)            If the Company shall solicit from the Holders any request, demand, authorization, direction, notice, consent, waiver or other Act, the Company may, at its option, by or pursuant to a resolution of their Boards of Directors, fix in advance a record date for the determination of Holders entitled to give such request, demand, authorization, direction, notice, consent, waiver or other Act, but the Company shall have no obligation to do so. Such record date shall be the record date specified in or pursuant to such resolution, which shall be a date not earlier than the date 30 days prior to the first solicitation of Holders generally in connection therewith and not later than the date such solicitation is completed. If such a record date is fixed, such request, demand, authorization, direction, notice, consent, waiver or other Act may be given before or after such record date, but only the Holders of record at the close of business on such record date shall be deemed to be Holders for the purposes of determining whether Holders of the requisite proportion of the then outstanding Notes have authorized or agreed or consented to such request, demand, authorization, direction, notice, consent, waiver or other Act, and for that purpose the then outstanding Notes shall be computed as of such record date; provided that no such authorization, agreement or consent by the Holders on such record date shall be deemed effective unless it shall become effective pursuant to the provisions of this Agreement not later than eleven months after the record date.

(e)            Any request, demand, authorization, direction, notice, consent, waiver or other Act of the Holder of any Note shall bind every future Holder of the same Note and the Holder of every Note issued upon the registration or transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, omitted or suffered to be done by the Administrative Agent, the Company or any Guarantor in reliance thereon, whether or not notation of such action is made upon such Note.

(f)            Without limiting the foregoing, a Holder entitled hereunder to take any action hereunder with regard to any particular Note may do so itself with regard to all or any part of the principal amount of such Note or by one or more duly appointed agents each of which may do so pursuant to such appointment with regard to all or any part of such principal amount.

Section 11.16.      Table of Contents, Headings, etc.

The table of contents and headings of the Articles and Sections of this Agreement have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

Section 11.17.      Separability.

Each provision of this Agreement shall be considered separable and if for any reason any provision which is not essential to the effectuation of the basic purpose of this Agreement or the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 11.18.      USA PATRIOT Act.

The parties hereto acknowledge that in accordance with Section 326 of the USA PATRIOT Act the Administrative Agent, like all financial institutions and in order to help fight the funding of terrorism and money laundering, are required to obtain, verify, and record information that identifies each person or legal entity that establishes a relationship or opens an account. The parties to this agreement agree that they will provide the Administrative Agent with such information as they may request in order to satisfy the requirements of the USA PATRIOT Act.

Article Twelve

COLLATERAL AND SECURITY

Section 12.01.      Security Documents; Additional Collateral.

(a)            The payment of the principal of, premium, if any, and interest on the Notes when due, whether on an interest payment date, at maturity, by acceleration, repurchase, prepayment or otherwise and whether by the Company pursuant to the Notes or by any Guarantor pursuant to its Note Guarantees, the payment of all secured obligations under the Security Documents, and the performance of all other obligations of the Company under this Agreement, the Notes and the Security Documents are secured by Liens on the Collateral in favor of the Collateral Agent for the benefit of the Administrative Agent and the Holders prior to all other Liens except for Permitted Collateral Liens (other than as described in clause (y) of the definition thereof), as provided in the Security Documents, and will be secured as provided in the Security Documents hereafter delivered as required or permitted by this Agreement. The Company and the Guarantors hereby acknowledge and agree that the Collateral Agent holds the Collateral in trust for the benefit of the Administrative Agent and the Holders and the other secured parties under the Security Documents as provided therein and for purposes of enforcing their rights (in their capacity as such) with respect to the Collateral, in each case pursuant to the terms of the Security Documents (but subject to the Intercreditor Agreement). Each Holder, by accepting a Note, consents and agrees to the terms of the Security Documents and the Intercreditor Agreement (including the provisions providing for the possession, use, release and foreclosure of Collateral) as the same may be in effect or may be amended from time to time in accordance with their terms and this Agreement, the applicable Security Documents and the Intercreditor Agreement, and authorizes and directs the Collateral Agent to enter into the Security Documents and the Intercreditor Agreement and to perform its obligations and exercise its rights thereunder in accordance therewith. The Company shall deliver to the Collateral Agent all documents required to be delivered pursuant to the Security Documents, and shall do or cause to be done all such acts and things as may be reasonably required by the next sentence of this Section 12.01(a), to assure and confirm to the Collateral Agent the security interest in the Collateral contemplated hereby, by the Security Documents or any part thereof, as from time to time constituted, so as to render the same available for the security and benefit of this Agreement and of the Notes secured thereby, according to the intent and purposes therein expressed. The Company shall, and shall cause each applicable Guarantor to, and each applicable Guarantor shall, make all filings (including filings of continuation statements and amendments to Uniform Commercial Code financing statements) and take all other actions as are required by the Security Documents to maintain (at their sole cost and expense) the security interest created by the Security Documents in the Collateral in favor of the Collateral Agent for the benefit of the Administrative Agent and the Holders as a valid and enforceable first priority perfected lien and security interest, subject only to Permitted Collateral Liens (other than as described in clause (y) of the definition thereof).

(b)            None of the Company or any Guarantors shall take or omit to take any action that would materially adversely affect or impair the Liens in favor of the Collateral Agent for the benefit of the Administrative Agent and the Holders with respect to the Collateral, except as permitted under this Agreement, the Notes, the Security Documents or the Intercreditor Agreement. None of the Company or any Guarantors shall enter into any agreement that requires the proceeds received from any sale of Collateral to be applied to repay, redeem, defease or otherwise acquire or retire any Indebtedness of any Person, other than as permitted by this Agreement, the Notes, the Note Guarantees, the Security Documents and the Intercreditor Agreement.

(c)            Promptly upon the acquisition by the Company or any Guarantor of assets that constitute Collateral pursuant to the Security Documents (“After-Acquired Property”), (i) the Company or such Guarantor and the Collateral Agent shall enter into such amendments or supplements to the Security Documents, or security agreements, pledge agreements or other documents, in each case as necessary to perfect the Lien with respect to such After-Acquired Property as required by the Security Documents; and (ii) the Company shall also deliver to the Collateral Agent the evidence of payment of all filing fees, recording and registration charges, transfer taxes and other costs and expenses, including reasonable legal fees and disbursements of counsel for the Collateral Agent (and any local counsel), that may be incurred to validly and effectively subject the After-Acquired Property to the Lien of any applicable Security Document and perfect such Lien.

Section 12.02.      Collateral Agent.

(a)            Subject to the provisions of the Security Documents and the Intercreditor Agreement, and the rights and obligations of the Administrative Agent and the Holders under this Agreement, following the occurrence and during the continuation of a Default or Event of Default under this Agreement, the Collateral Agent shall determine the time and method by which the security interests in the Collateral shall be enforced and shall have the sole and exclusive right to perform and enforce the terms of the Security Documents relating to the Collateral and to exercise and enforce all privileges, rights and remedies thereunder, including to take or retake control or possession of such Collateral and to hold, prepare for sale, marshal, process, sell, lease, dispose of or liquidate such Collateral.

(b)            The Collateral Agent shall not be liable to the Administrative Agent and the Holders for any actions with respect to the creation, perfection or continuation of the security interests on the Collateral, actions with respect to the occurrence of a default or an event of default, actions with respect to the foreclosure upon, sale, release, or depreciation of, or failure to realize upon, any of the Collateral, actions with respect to the collection of any claim for all or any part of the obligations under the Notes from any debtor, guarantor or any other party or the valuation, use or protection of the Collateral.

(c)            In acting under and by virtue of this Agreement, the Security Documents and the Intercreditor Agreement, the Collateral Agent shall have all of the rights, protections and immunities given to the Administrative Agent under this Agreement and the Collateral Agent under this Agreement, the Security Documents and the Intercreditor Agreement.

Section 12.03.      Release of Collateral.

(a)           The Company and the Guarantors will be entitled to the release of property and other assets included in the Collateral from the Liens securing the Notes under any one or more of the following circumstances:

(1)            [reserved];

(2)            [reserved];

(3)            [reserved];

(4)            to the extent comprised of pledged Indebtedness, upon the repayment in full of such pledged Indebtedness;

(5)            with the consent of the requisite number of Holders as provided under Section 8.02(b);

(6)            upon payment in full of the principal of, together with accrued and unpaid interest on, the Notes and all other Obligations under this Agreement and the Security Documents that are due and payable at or prior to the time such principal, together with accrued and unpaid interest, is paid; or

(7)            [reserved].

(b)           Upon receipt of an Officers’ Certificate and an Opinion of Counsel certifying that all conditions precedent hereunder and under the Security Documents, if any, to such release have been met and any necessary or proper instruments of termination, satisfaction or release prepared by the Company, the Collateral Agent shall execute, deliver or acknowledge (at the Company’s expense) such instruments or releases to evidence the release of any Collateral permitted to be released pursuant to this Agreement or the Security Documents. Neither the Administrative Agent nor the Collateral Agent shall be liable for any such release undertaken in good faith in reliance upon any such Officers’ Certificate or Opinion of Counsel, and notwithstanding any term hereof or in any Security Document to the contrary, the Collateral Agent shall not be under any obligation to release any such Lien and security interest, or execute and deliver any such instrument of release, satisfaction or termination, unless and until it receives such Officers’ Certificate and Opinion of Counsel. Upon request by the Collateral Agent at any time, the Required Holders (or such other number or percentage of Holders as is required under Section 8.02(b)) will confirm in writing the Collateral Agent’s authority, and will direct the Collateral Agent to release particular types or items of the Collateral pursuant to this Section 12.03 and the Collateral Agent shall be entitled to conclusively rely, and shall be fully protected in so relying, upon the authorization of the Required Holders (or such other number or percentage of Holders as is required under Section 8.02(b)). In the absence of such authorization, the Collateral Agent shall be entitled to refrain from granting any release under this Section 12.03.

Section 12.04.      [Reserved].

Section 12.05.      Limitation on Duty of Collateral Agent in Respect of Collateral; Indemnification.

(a)            Beyond the exercise of reasonable care in the custody thereof, the Collateral Agent shall have no duty as to any Collateral in its possession or control or in the possession or control of any agent or bailee or any income thereon or as to preservation of rights against prior parties or any other rights pertaining thereto and the Collateral Agent shall not be responsible for filing any financing or continuation statements or recording any documents or instruments in any public office at any time or times or otherwise perfecting or maintaining the perfection of any security interest in the Collateral. The Collateral Agent shall be deemed to have exercised reasonable care in the custody of the Collateral in its possession if the Collateral is accorded treatment substantially equal to that which it accords its own property and shall not be liable or responsible for any loss or diminution in the value of any of the Collateral, by reason of the act or omission of any carrier, forwarding agency or other agent or bailee selected by the Collateral Agent in good faith.

(b)            The Collateral Agent shall not be responsible for the existence, genuineness or value of any of the Collateral or for the validity, perfection, priority or enforceability of the Liens in any of the Collateral, whether impaired by operation of law or by reason of any action or omission to act on its part hereunder, except to the extent such action or omission constitutes gross negligence or willful misconduct on the part of the Collateral Agent, for the validity or sufficiency of the Collateral or any agreement or assignment contained therein, for the validity of the title of the Company to the Collateral, for insuring the Collateral or for the payment of taxes, charges, assessments or Liens upon the Collateral or otherwise as to the maintenance of the Collateral. The Collateral Agent shall have no responsibility for recording, filing, re-recording or refiling any financing statement, continuation statement, document, instrument or other notice in any public office at any time or times or to otherwise take any action to perfect or maintain the perfection of any security interest granted to it under the Security Documents or otherwise.

Section 12.06.      Authorization of Actions to Be Taken by the Collateral Agent Under the Security Documents and the Intercreditor Agreement.

(a)            The Holders agree that the Collateral Agent shall be entitled to the rights, privileges, protections, immunities, indemnities and benefits provided to the Collateral Agent by the Security Documents and the Intercreditor Agreement. Furthermore, each Holder, by accepting such Note, and the Administrative Agent hereby appoints Alter Domus (US) LLC, as Collateral Agent under the Security Documents and consents to the terms of and authorizes and directs the Administrative Agent and the Collateral Agent to enter into and perform the Security Documents and the Intercreditor Agreement in each of its capacities thereunder.

(b)            The Collateral Agent is authorized to receive any funds for the benefit of the Holders distributed under the Security Documents and the Intercreditor Agreement, and to make further distributions of such funds to the Holders according to the provisions hereof and thereof.

(c)            The Company and the Holders each acknowledge that the Administrative Agent may, but is not required to, act as Collateral Agent under any of the Security Documents or the Intercreditor Agreement.

Section 12.07.      Purchase Protected.

In no event shall any purchaser in good faith of any property purported to be released hereunder be bound to ascertain the authority of the Collateral Agent to execute the release or to inquire as to the satisfaction of any conditions required by the provisions hereof for the exercise of such authority or to see to the application of any consideration given by such purchaser or other transferee; nor shall any purchaser or other transferee of any property or rights permitted by this Article Twelve to be sold be under any obligation to ascertain or inquire into the authority of the Company or the applicable Guarantor to make any such sale or other transfer.

Section 12.08.      Successor Collateral Agent by Consolidation, Merger, etc.

If the Collateral Agent consolidates with, merges or converts into, or transfers all or substantially all of its corporate trust assets to another entity, the successor entity without any further act shall be the successor Collateral Agent.

Section 12.09.      Reinstatement; Powers Exercisable by Receiver or Administrative Agent.

(a)            To the extent any Secured Party is required in any Insolvency or Liquidation Proceeding or otherwise to turn over or otherwise pay any amount, including with respect to the Obligations or proceeds of any Collateral, to the estate of the Company or any Guarantor (or any trustee, receiver or similar person therefor) because the payment of such amount was subsequently invalidated, set aside, declared to be fraudulent or preferential in any respect or for any other reason, any such amount (a “Recovery”), whether received as proceeds of security, enforcement of any right of setoff or otherwise, then as among the parties hereto, the Obligations owing to such party shall be deemed to be reinstated to the extent of such Recovery and to be outstanding as if such payment had not been received. Such Secured Party and the Administrative Agent shall be entitled to a reinstatement of the Obligations, the Liens and security interests with respect to all such recovered amounts and shall have all rights, powers and remedies as a Secured Party under this Agreement and the Security Documents which shall continue in full force and effect. In such event, this Agreement shall be automatically reinstated and each of the Company and the Guarantors shall take such action as may be reasonably requested by the Administrative Agent to effect such reinstatement.

(b)            In case the Collateral shall be in the possession of a receiver or trustee, lawfully appointed, the powers conferred in this Article Twelve upon the Company or a Guarantor with respect to the release, sale or other disposition of such property may be exercised by such receiver or trustee, and an instrument signed by such receiver or trustee shall be deemed the equivalent of any similar instrument of the Company or a Guarantor or of any officer or officers thereof required by the provisions of this Article Twelve; and if the Administrative Agent shall be in the possession of the Collateral under any provision of this Agreement, then such powers may be exercised by the Administrative Agent.

Section 12.10.      Reaffirmation of Note Guarantee and Security

(a)            The Company and each Guarantor hereby reaffirms each grant of a Lien on its property made pursuant to the Transaction Documents (including, without limitation, pursuant to the Security Documents) and confirms that such Liens continue to secure the Obligations under the Transaction Documents (including the Obligations under the Notes and each Notes Guarantee), in each case subject to the terms thereof as amended hereby.

(b)            Each of the Administrative Agent, the Collateral Agent, each Holder, the Company and each Guarantor expressly acknowledge that it is not its intention that this Agreement or any of the other Transaction Documents executed or delivered pursuant hereto constitute a novation of any of the obligations, covenants, grants of Liens or agreements contained in the Prior Agreement, the Cash Collateral Account Control Agreement or any other Transaction Document (as defined in the Prior Agreement), but rather constitute a modification thereof or supplement thereto pursuant to the terms contained herein and therein. The Prior Agreement, the Cash Collateral Account Control Agreement and any other Transaction Document (as defined in the Prior Agreement), in each case as amended, modified or supplemented hereby, shall be deemed to be continuing agreements among the parties thereto, and all documents, instruments, and agreements delivered, as well as all Liens (as defined in the Prior Agreement) created, pursuant to or in connection with the Prior Agreement, the Cash Collateral Account Control Agreement or any other Transaction Document (as defined in the Prior Agreement) shall remain in full force and effect, each in accordance with its terms (as amended, modified or supplemented by this Agreement or any Transaction Document), unless such document, instrument, or agreement has otherwise been terminated or has expired in accordance with or pursuant to the terms of this Agreement or such document, instrument, or agreement or as otherwise agreed by the required parties hereto or thereto.

Section 12.11.      Intercreditor Agreement

Reference is made to the Intercreditor Agreement. Each Holder, by its acceptance of a Note, (a) consents to the priority of Liens and payments provided for in the Intercreditor Agreement, (b) agrees that it will be bound by and will take no actions contrary to the provisions of the Intercreditor Agreement and (c) authorizes and instructs the Collateral Agent and the Administrative Agent to enter into the Intercreditor Agreement as the Collateral Agent and as representative on behalf of such Holder, including, without limitation, making the representations of the Holders contained therein, and including any amendments, restatements or supplements thereto providing for, inter alia, substantially the same rights, priorities and obligations referred to in the Intercreditor Agreement and covering any other matters incidental thereto.

In the event of any conflict or inconsistency between the provisions of this Agreement and the provisions of the Intercreditor Agreement, the provisions of the Intercreditor Agreement shall control.

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed all as of the date and year first written above.

TRILOGY INTERNATIONAL SOUTH PACIFIC LLC

By:	/s/ Scott Morris
	Name:	Scott Morris
	Title:	Senior Vice President, General Counsel and Secretary

Signature Page to Note Purchase Agreement

Guarantors:

TRILOGY INTERNATIONAL PARTNERS LLC

By:	/s/ Scott Morris
	Name:	Scott Morris
	Title:	Senior Vice President, General Counsel and Secretary

TRILOGY INTERNATIONAL SOUTH PACIFIC HOLDINGS LLC

By:	/s/ Scott Morris
	Name:	Scott Morris
	Title:	Senior Vice President, General Counsel and Secretary

TRILOGY INTERNATIONAL LATIN AMERICA I LLC

By:	/s/ Scott Morris
	Name:	Scott Morris
	Title:	Senior Vice President, General Counsel and Secretary

TRILOGY INTERNATIONAL LATIN AMERICA II LLC

By:	/s/ Scott Morris
	Name:	Scott Morris
	Title:	Senior Vice President, General Counsel and Secretary

TRILOGY INTERNATIONAL LATIN AMERICA III LLC

By:	/s/ Scott Morris
	Name:	Scott Morris
	Title:	Senior Vice President, General Counsel and Secretary

Signature Page to Note Purchase Agreement

TRILOGY INTERNATIONAL LATIN TERRITORIES INC.

By:	/s/ Scott Morris
	Name:	Scott Morris
	Title:	Senior Vice President, General Counsel and Secretary

Administrative Agent and Collateral Agent:

ALTER DOMUS (US) LLC

By:	/s/ Joseph Mascherin
	Name:	Joseph Mascherin
	Title:	Associate Counsel

Signature Page to Note Purchase Agreement

American High-Income Trust, as a Holder

By: Capital Research and Management Company, as investment adviser for and on behalf of American High-Income Trust

By:	/s/ Kristine Nishiyama
Name: Kristine Nishiyama
Title: Authorized Signatory

Signature Page to Note Purchase Agreement

Future Directions Credit Opportunities Fund,
as a Holder

By:	/s/ Patrick Criscillo
Name: Patrick Criscillo
Title: CFO of Investment Manager

For any Holder requiring a second signature block:

By:
Name:
Title:

Signature Page to Note Purchase Agreement

Brigade Credit Fund II Ltd.,
as a Holder

By:	/s/ Patrick Criscillo
Name: Patrick Criscillo
Title: CFO of Investment Manager

For any Holder requiring a second signature block:

By:
Name:
Title:

Signature Page to Note Purchase Agreement

Brigade High Yield Fund Ltd.,
as a Holder

By:	/s/ Patrick Criscillo
Name: Patrick Criscillo
Title: CFO of Investment Manager

For any Holder requiring a second signature block:

By:
Name:
Title:

Signature Page to Note Purchase Agreement

Big River Group Fund SPC LLC,
as a Holder

By:	/s/ Patrick Criscillo
Name: Patrick Criscillo
Title: CFO of Investment Manager

For any Holder requiring a second signature block:

By:
Name:
Title:

Signature Page to Note Purchase Agreement

Brigade Debt Funding I, Ltd.,
as a Holder

By:	/s/ Patrick Criscillo
Name: Patrick Criscillo
Title: CFO of Investment Manager

For any Holder requiring a second signature block:

By:
Name:
Title:

Signature Page to Note Purchase Agreement

Brigade Debt Funding II, Ltd.,
as a Holder

By:	/s/ Patrick Criscillo
Name: Patrick Criscillo
Title: CFO of Investment Manager

For any Holder requiring a second signature block:

By:
Name:
Title:

Signature Page to Note Purchase Agreement

City of Phoenix Employees’ Retirement Plan,
as a Holder

By:	/s/ Patrick Criscillo
Name: Patrick Criscillo
Title: CFO of Investment Manager

For any Holder requiring a second signature block:

By:
Name:
Title:

Signature Page to Note Purchase Agreement

Delta Master Trust,
as a Holder

By:	/s/ Patrick Criscillo
Name: Patrick Criscillo
Title: CFO of Investment Manager

For any Holder requiring a second signature block:

By:
Name:
Title:

Signature Page to Note Purchase Agreement

FedEx Corporation Employees' Pension Trust,
as a Holder

By:	/s/ Patrick Criscillo
Name: Patrick Criscillo

Title: CFO of Investment Manager

For any Holder requiring a second signature block:

By:
Name:
Title:

Signature Page to Note Purchase Agreement

Northrop Grumman Pension Master Trust,
as a Holder

By:	/s/ Patrick Criscillo
Name: Patrick Criscillo
Title: CFO of Investment Manager

For any Holder requiring a second signature block:

By:
Name:
Title:

Signature Page to Note Purchase Agreement

Illinois State Board of Investment,
as a Holder

By:	/s/ Patrick Criscillo
Name: Patrick Criscillo
Title: CFO of Investment Manager

For any Holder requiring a second signature block:

By:
Name:
Title:

Signature Page to Note Purchase Agreement

FCA Canada Inc. Elected Master Trust,
as a Holder

By:	/s/ Patrick Criscillo
Name: Patrick Criscillo
Title: CFO of Investment Manager

For any Holder requiring a second signature block:

By:
Name:
Title:

Signature Page to Note Purchase Agreement

FCA US LLC Master Retirement Trust,
as a Holder

By:	/s/ Patrick Criscillo
Name: Patrick Criscillo
Title: CFO of Investment Manager

For any Holder requiring a second signature block:

By:
Name:
Title:

Signature Page to Note Purchase Agreement

Brigade Opportunistic Credit LBG Fund Ltd.,
as a Holder

By:	/s/ Patrick Criscillo
Name: Patrick Criscillo
Title: CFO of Investment Manager

For any Holder requiring a second signature block:

By:
Name:
Title:

Signature Page to Note Purchase Agreement

Los Angeles County Employees Retirement Association,
as a Holder

By:	/s/ Patrick Criscillo
Name: Patrick Criscillo
Title: CFO of Investment Manager

For any Holder requiring a second signature block:

By:
Name:
Title:

Signature Page to Note Purchase Agreement

SC CREDIT OPPORTUNITIES MANDATE, LLC ,
as a Holder

By:	/s/ Patrick Criscillo
Name: Patrick Criscillo
Title: CFO of Investment Manager

For any Holder requiring a second signature block:

By:
Name:
Title:

Signature Page to Note Purchase Agreement

U.S. High Yield Bond Fund,
as a Holder

By:	/s/ Patrick Criscillo
Name: Patrick Criscillo
Title: CFO of Investment Manager

For any Holder requiring a second signature block:

By:
Name:
Title:

Signature Page to Note Purchase Agreement

SEI Institutional Investments Trust-High Yield Bond Fund ,
as a Holder

By:	/s/ Patrick Criscillo
Name: Patrick Criscillo
Title: CFO of Investment Manager

For any Holder requiring a second signature block:

By:
Name:
Title:

Signature Page to Note Purchase Agreement

SEI Institutional Managed Trust-High Yield Bond Fund ,
as a Holder

By:	/s/ Patrick Criscillo
Name: Patrick Criscillo
Title: CFO of Investment Manager

For any Holder requiring a second signature block:

By:
Name:
Title:

Signature Page to Note Purchase Agreement

The Coca-Cola Company Master Retirement Trust,
as a Holder

By:	/s/ Patrick Criscillo
Name: Patrick Criscillo
Title: CFO of Investment Manager

For any Holder requiring a second signature block:

By:
Name:
Title:

Benefit Street Partners Debt Fund IV 2019 Leverage SPV L.P.
By: Benefit Street Partners L.L.C., its portfolio Manager,
as a Holder

By:	/s/ Mike Frick
Name: Mike Frick
Title: Authorized Signatory

Benefit Street Partners Debt Fund IV 2019 Leverage (Non-US) SPV L.P.
By: Benefit Street Partners L.L.C., its portfolio manager,
as a Holder

By:	/s/ Mike Frick
Name: Mike Frick
Title: Authorized Signatory

BDCA 57th Street Funding, LLC,
as a Holder

By:	/s/ Mike Frick
Name: Mike Frick
Title: Authorized Signatory

Signature Page to Note Purchase Agreement

SG Enterprises II, LLC

By:	/s/ John W. Stanton
Name: John W. Stanton
Title: Governor

Signature Page to Note Purchase Agreement

COM Investments, LLC

By:	/s/ Amit Mehta
Name: Amit Mehta
Title: Executive Vice President

Signature Page to Note Purchase Agreement

SCHEDULE 2.01

SCHEDULE OF HOLDERS

Holder	Purchase Price ($)	Aggregate Principal Amount ($)
American High-Income Trust
Future Directions Credit Opportunities Fund
Brigade Credit Fund II Ltd.
Brigade High Yield Fund Ltd.
Big River Group Fund SPC LLC
Brigade Debt Funding I, Ltd.
Brigade Debt Funding II, Ltd.
City of Phoenix Employees’ Retirement Plan
Delta Master Trust
FedEx Corporation Employees' Pension Trust
Northrop Grumman Pension Master Trust
Illinois State Board of Investment
FCA Canada Inc. Elected Master Trust
FCA US LLC Master Retirement Trust
Brigade Opportunistic Credit LBG Fund Ltd.
Los Angeles County Employees Retirement Association
SC Credit Opportunities Mandate, LLC
U.S. High Yield Bond Fund
SEI Institutional Investments Trust-High Yield Bond Fund
SEI Institutional Managed Trust-High Yield Bond Fund
The Coca-Cola Company Master Retirement Trust
Benefit Street Partners Debt Fund IV 2019 Leverage SPV L.P.
Benefit Street Partners Debt Fund IV 2019 Leverage (Non-US) SPV L.P.
BDCA 57th Street Funding, LLC
COM Investments, L.L.C.
SG Enterprises II, LLC
TOTAL

SCHEDULE 2.02

SCHEDULE OF HOLDERS’ ADDITIONAL NOTES

Holder	Aggregate Principal Amount ($) at Closing Date	Aggregate Principal Amount ($) at Effective Date
American High-Income Trust
Future Directions Credit Opportunities Fund
Brigade Credit Fund II Ltd.
Brigade High Yield Fund Ltd.
Big River Group Fund SPC LLC
Brigade Debt Funding I, Ltd.
Brigade Debt Funding II, Ltd.
City of Phoenix Employees’ Retirement Plan
Delta Master Trust
FedEx Corporation Employees' Pension Trust
Northrop Grumman Pension Master Trust
Illinois State Board of Investment
FCA Canada Inc. Elected Master Trust
FCA US LLC Master Retirement Trust
Brigade Opportunistic Credit LBG Fund Ltd.
Los Angeles County Employees Retirement Association
SC Credit Opportunities Mandate, LLC
U.S. High Yield Bond Fund
SEI Institutional Investments Trust-High Yield Bond Fund
SEI Institutional Managed Trust-High Yield Bond Fund
The Coca-Cola Company Master Retirement Trust
Benefit Street Partners Debt Fund IV 2019 Leverage SPV L.P.
Benefit Street Partners Debt Fund IV 2019 Leverage (Non-US) SPV L.P.
BDCA 57th Street Funding, LLC
COM Investments, L.L.C.
SG Enterprises II, LLC

TOTAL

EXHIBIT A

[FORM OF NOTE]

TRILOGY INTERNATIONAL SOUTH PACIFIC LLC

No.	$

10.0% SENIOR SECURED NOTE DUE 2023

Trilogy International South Pacific LLC, a Delaware limited liability company (the “Company”), for value received, promises to pay to ______________ or registered assigns the principal sum of $____________ dollars on May 15, 2023.

Interest Payment Dates: May 15 and November 15.

Regular Record Dates: May 1 and November 1.

Reference is made to the further provisions of this Note contained herein, which will for all purposes have the same effect as if set forth at this place.

A-1

IN WITNESS WHEREOF, the Company has caused this Note to be signed manually or by facsimile by its duly authorized officers.

TRILOGY INTERNATIONAL SOUTH PACIFIC LLC

By:
Name:
Title:

By:
Name:
Title:

Dated:

[FORM OF REVERSE OF NOTE]

TRILOGY INTERNATIONAL SOUTH PACIFIC LLC

10.0% SENIOR SECURED NOTE DUE 2023

1.              Principal and Interest. Trilogy International South Pacific LLC, a Delaware limited liability company (the “Company”), will pay the principal of this Note on May 15, 2023.

The Company promises to pay, until the principal hereof is paid or made available for payment, interest on the principal amount set forth on the face hereof at a rate of 10.0% per annum. Interest hereon will accrue from and including the most recent date to which interest has been paid or, if no interest has been paid, from and including October 21, 2020 to but excluding the date on which interest is paid. Interest shall be payable in arrears on each May 15 and November 15, commencing on November 15, 2021. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. The Company shall pay interest on overdue principal and on overdue interest (to the full extent permitted by law) at a rate of 12.0% per annum.

2.              Method of Payment. The Company will pay interest hereon (except defaulted interest) to the Persons who are registered Holders at the close of business on May 1 or November 1 next preceding the interest payment date (whether or not a Business Day). The Company will pay principal and interest in money of the United States of America that at the time of payment is legal tender for payment of public and private debts. Payments on this Note will be made at the office of the Administrative Agent for the account of the applicable Holders unless the Company elects to make interest payments by check mailed to the Holders at their addresses set forth in the register of Holders.

3.              Administrative Agent. Initially, Alter Domus (US) LLC, a Delaware limited liability company, will act as Administrative Agent.

4.              Note Purchase Agreement. The Company issued the Notes under a Note Purchase Agreement dated as of October 21, 2020 (as amended from time to time, including pursuant to the Amended and Restated Note Purchase Agreement dated as of June 7, 2021, the “Purchase Agreement”) among the Company, the Guarantors (as defined in the Purchase Agreement), the lenders party thereto and the Administrative Agent. This is one of an issue of Notes of the Company issued under the Purchase Agreement. The terms of the Notes include those stated in the Purchase Agreement. The Notes are subject to all such terms, and Holders are referred to the Purchase Agreement. Capitalized and certain other terms used herein and not otherwise defined have the meanings set forth in the Purchase Agreement.

The Notes are senior secured obligations of the Company.

5.              Mandatory Prepayment. The Purchase Agreement provides that the Company shall prepay the Notes in accordance with the procedures set forth in Section 3.02 of the Purchase Agreement.

6.              Optional Prepayment. The Purchase Agreement provides that the Company may prepay the Notes, at its option, in accordance with the procedures set forth in Section 3.01 of the Purchase Agreement.

7.              Offers To Purchase. The Purchase Agreement provides that upon the occurrence of a Change of Control or an Asset Sale and subject to further limitations contained therein, the Company shall make an offer to purchase outstanding Notes in accordance with the procedures set forth in the Purchase Agreement.

8.              Collateral. These Notes and any Note Guarantee by a Guarantor are secured by a security interest in the Collateral pursuant to certain Security Documents. Reference is made to the Purchase Agreement for events causing release of the security interest in the Collateral. The Holder acknowledges that the 8.875% Notes and the guarantees thereof are also secured by a security interest in the Collateral (other than the Company Cash Collateral Account) on a pari passu basis with the Notes and the Note Guarantees. The rights and obligations of the Holders of these Notes, on the one hand, and the holders of the 8.875% Notes, on the other hand, with respect to the Collateral (other than the Company Cash Collateral Account) are subject to the Intercreditor Agreement.

9.              Transfer, Exchange. A Holder may transfer or exchange Notes in accordance with the Purchase Agreement.

10.            Persons Deemed Owners. The registered Holder of this Note may be treated as the owner of this Note for all purposes.

11.            [Reserved].

12.            Amendment, Supplement, Waiver, Etc. The Company, the Guarantors and the Administrative Agent (if a party thereto) may, without the consent of the Holders of any outstanding Notes, amend, waive or supplement the Purchase Agreement or the Notes for certain specified purposes, including, among other things, curing ambiguities, defects or inconsistencies and making any change that does not materially and adversely affect the rights of any Holder. Other amendments and modifications of the Purchase Agreement or the Notes may be made by the Company, the Guarantors and the Administrative Agent with the consent of the Holders of the requisite percentage (as set forth in the Purchase Agreement) of the aggregate principal amount of the outstanding Notes, subject to certain exceptions set forth in the Purchase Agreement.

13.            Successor Person. When a successor Person or other entity assumes all the obligations of its predecessor under the Notes and the Purchase Agreement and the transaction complies with the terms of Article Five of the Purchase Agreement, the predecessor Person or other entity will, except as provided in Article Five, be released from those obligations.

14.            Defaults and Remedies. Events of Default are set forth in the Purchase Agreement.

15.            Guarantees. The Note will be entitled to the benefits of certain Note Guarantees made for the benefit of the Holders. Reference is hereby made to the Purchase Agreement for a statement of the respective rights, limitations of rights, duties and obligations thereunder of the Guarantors, the Administrative Agent and the Holders, and for events causing release of the Guarantors from the Note Guarantees.

16.            Governing Law. This Note shall be governed by and construed in accordance with the laws of the State of New York, as applied to contracts made and performed within the State of New York but without giving effect to principles of conflict of law to the extent that the application of the laws of another jurisdiction would be thereby required. The Administrative Agent, the Collateral Agent, the Company, the Guarantors and the Holders agree to submit to the jurisdiction of the courts of the State of New York in any action or proceeding arising out of or relating to the Purchase Agreement or the Notes.

The Company will furnish to any Holder upon written request and without charge a copy of the Purchase Agreement. Requests may be made to:

Trilogy International South Pacific LLC
155 108th Avenue NE, Suite 400
Bellevue, WA 98004

OPTION OF HOLDER TO ELECT PURCHASE

TRILOGY INTERNATIONAL SOUTH PACIFIC LLC

10.0% SENIOR SECURED NOTE DUE 2023

If you want to elect to have all or any part of this Note purchased by the Company pursuant to Section 4.08 or Section 4.20 of the Purchase Agreement, check the appropriate box:

☐         Section 4.08              ☐         Section 4.20

If you want to have only part of the Note purchased by the Company pursuant to Section 4.08 or Section 4.20 of the Purchase Agreement, state the amount you elect to have purchased:

$
($1,000 or any integral multiple of $1.00)

Date:

Your Signature:
(Sign exactly as your name appears on the face of this Note)

EXHIBIT B

Form of Assignment

This ASSIGNMENT, dated as of the Effective Date, is entered into between __________ the “Assignor”) and __________ (the “Assignee”).

The parties hereto hereby agree as follows:

Company:	Trilogy International South Pacific LLC (the “Company”)

Agent:	Alter Domus (US) LLC, as Administrative Agent and Collateral Agent (in such capacities and together with its successors and permitted assigns, the “Agent”)

Note Purchase Agreement:	Amended and Restated Note Purchase Agreement, dated as of June 7, 2021, among the Company, Trilogy International Partners LLC, Trilogy International South Pacific Holdings LLC, Trilogy International Latin America I LLC, Trilogy International Latin America II LLC, Trilogy International Latin America III LLC, Trilogy International Latin Territories Inc., the Holders from time to time party thereto, and the Agent (as the same may be amended, amended and restated, supplemented or otherwise modified from time to time, the “Note Purchase Agreement”; capitalized terms used herein without definition are used as defined in the Note Purchase Agreement)

Effective Date:	__________, __[1]

[1]	To be filled out by Agent upon entry in the Register.

Principal Amount of Note Assigned	Aggregate Principal Amount of Notes for all Holders	Aggregate Principal Amount of Notes Assigned[2]	Percentage Assigned[3]
	$	$	.	%
	$	$	.	%
	$	$	.	%

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGE FOLLOWS]

[2]	Amount to be adjusted by the counterparties to take into account any payments or prepayments made between the Trade Date and the Effective Date. The aggregate amounts are inserted for informational purposes only to help in calculating the percentages assigned which, themselves, are for informational purposes only.

[3]	Set forth, to at least 9 decimals, the Assigned Interest as a percentage of the aggregate amount of outstanding Notes under the Note Purchase Agreement. This percentage is set forth for informational purposes only and is not intended to be binding. The assignments are based on the amounts assigned not on the percentages listed in this column.

Section 1. Assignment. Assignor hereby sells and assigns to Assignee, and Assignee hereby purchases and assumes from Assignor, Assignor’s rights and obligations in its capacity as Holder under the Note Purchase Agreement (including liabilities owing to or by Assignor thereunder) and the other Transaction Documents, in each case to the extent related to the amounts identified above (the “Assigned Interest”).

Section 2. Representations, Warranties and Covenants of Assignors. Assignor (a) represents and warrants to Assignee and the Agent that (i) it has full power and authority, and has taken all actions necessary for it, to execute and deliver this Assignment and to consummate the transactions contemplated hereby and (ii) it is the legal and beneficial owner of its Assigned Interest and that such Assigned Interest is free and clear of any Lien and other adverse claims, (b) makes no other representation or warranty and assumes no responsibility, including with respect to the aggregate amount of the Notes, the percentage of the Notes represented by the amounts assigned, any statements, representations and warranties made in or in connection with any Transaction Document or any other document or information furnished pursuant thereto, the execution, legality, validity, enforceability or genuineness of any Transaction Document or any document or information provided in connection therewith and the existence, nature or value of any Collateral, (c) assumes no responsibility (and makes no representation or warranty) with respect to the financial condition of any of the Company and the Guarantors (collectively, the “Note Parties” and each, a “Note Party”) or the performance or nonperformance by any Note Party of any obligation under any Transaction Document or any document provided in connection therewith and (d) attaches any Notes held by it evidencing at least in part the Assigned Interest of such Assignor (or, if applicable, an affidavit of loss or similar affidavit therefor) [and requests that the Agent exchange such Notes for new Notes]4.

Section 3. Representations, Warranties and Covenants of Assignees. Assignee (a) represents and warrants to Assignor and the Agent that (i) it has full power and authority, and has taken all actions necessary for Assignee, to execute and deliver this Assignment and to consummate the transactions contemplated hereby, (ii) it is [not] an Affiliate or an Approved Fund of __________, a __________ Holder and (iii) it is sophisticated with respect to decisions to acquire assets of the type represented by the Assigned Interest assigned to it hereunder and either Assignee or the Person exercising discretion in making the decision for such assignment is experienced in acquiring assets of such type, (b) appoints and authorizes the Agent to take such action as administrative agent on its behalf and to exercise such powers under the Transaction Documents as are delegated to the Agent by the terms thereof, together with such powers as are reasonably incidental thereto, (c) shall perform in accordance with their terms all obligations that, by the terms of the Transactions Documents, are required to be performed by it as a Holder, (d) confirms it has received such documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and shall continue to make its own credit decisions in taking or not taking any action under any Transaction Document independently and without reliance upon Agent or any Holder and based on such documents and information as it shall deem appropriate at the time, (e) acknowledges and agrees that, as a Holder, it may receive material non-public information and confidential information concerning the Note Parties and their Affiliates and their Capital Stock and agrees to use such information in accordance with the Note Purchase Agreement, (f) specifies as its applicable lending offices (and addresses for notices) the offices at the addresses set forth beneath its name on the signature pages hereof, (g) shall pay to the Agent an assignment fee in the amount of $3,500 to the extent such fee is required to be paid under Section 11.01 of the Note Purchase Agreement and (h) to the extent required pursuant to Section 2.08(e) of the Note Purchase Agreement, attaches two completed originals of [Forms W- 8ECI, W-8BEN, W-8IMY or W-9] and, if applicable, a portfolio interest exemption certificate.

[4]	To be confirmed by Assignee.

Section 4. Determination of Effective Date; Register. Following the due execution and delivery of this Assignment by Assignor, Assignee and, to the extent required by Section 11.01 of the Note Purchase Agreement, the Company, this Assignment (including its attachments) will be delivered to the Agent for its acceptance and recording in the Register. The effective date of this Assignment (the “Effective Date”) shall be the later of (i) the acceptance of this Assignment by the Agent and (ii) the recording of this Assignment in the Register. The Agent shall insert the Effective Date when known in the space provided therefor at the beginning of this Assignment.

Section 5. Effect. As of the Effective Date, (a) Assignee shall be a party to the Note Purchase Agreement and, to the extent provided in this Assignment, have the rights and obligations of a Holder under the Note Purchase Agreement and (b) Assignor shall, to the extent provided in this Assignment, relinquish its rights (except those surviving the termination of the Note Purchase Agreement and payment in full of the Notes and any Obligations thereunder) and be released from its obligations under the Transaction Documents other than those obligations relating to events and circumstances occurring prior to the Effective Date.

Section 6. Distribution of Payments. On and after the Effective Date, the Agent shall make all payments under the Transaction Documents in respect of each Assigned Interest (a) in the case of amounts accrued to but excluding the Effective Date, to Assignor and (b) otherwise, to Assignee.

Section 7. Miscellaneous. (a) The parties hereto, to the extent permitted by law, waive all right to trial by jury in any action, suit, or proceeding arising out of, in connection with or relating to, this Assignment and any other transaction contemplated hereby. This waiver applies to any action, suit or proceeding whether sounding in tort, contract or otherwise.

(b)              On and after the Effective Date, this Assignment shall be binding upon, and inure to the benefit of, the Assignor, Assignee, the Agent, their Affiliates and each of their directors, officers, employees, agents, trustees, representatives, attorneys, accountants and each of their insurance, environmental, legal, financial and other advisor and other consultants and agents and their successors and assigns.

(c)              This Assignment shall be governed by, and be construed and interpreted in accordance with, the law of the State of New York.

(d)              This Assignment may be executed in any number of counterparts and by different parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

(e)              Signature pages may be detached from multiple separate counterparts and attached to a single counterpart. Delivery of an executed signature page of this Assignment by facsimile transmission or electronic transmission shall be as effective as delivery of a manually executed counterpart of this Assignment.

IN WITNESS WHEREOF, the parties hereto have caused this Assignment to be executed by their respective officers thereunto duly authorized, as of the date first above written.

[NAME OF ASSIGNOR], as Assignor

By:
Name:
Title:

[NAME OF ASSIGNEE], as Assignee

By:
Name:
Title:
Lending Office:

[Insert Address (including contact name, fax number and e-mail address)]

[SIGNATURE PAGE FOR ASSIGNMENT FOR NOTE PURCHASE AGREEMENT]

ACCEPTED and AGREED
this __ day of __________:

ALTER DOMUS (US) LLC,
a Delaware Limited Liability Company, as Agent

By:
Name:
Title:

[TRILOGY INTERNATIONAL SOUTH PACIFIC LLC,
a Delaware limited liability company, as the issuer][5]

By:
Name:
Title:

[to be provided]

[5]	Include only if required pursuant to Section 11.01 of the Note Purchase Agreement

EXHIBIT C

Form of Notice of Prepayment

Alter Domus (US) LLC

225 W. Washington St., 9th Floor

Chicago, IL 60606
Attention: Legal Department and Steve Lenard
Fax Number: (312) 376-0751

Email: legal@alterdomus.com; Steve.lenard@alterdomus.com

Re:	Notice of Prepayment

This Notice of Prepayment is made pursuant to Section 3.01 of that certain Amended and Restated Note Purchase Agreement (as amended, restated, supplemented or otherwise modified from time to time, the “Note Purchase Agreement”), dated as of June 7, 2021, by and among Trilogy International South Pacific LLC, a Delaware limited liability company, as issuer (the “Company”), Trilogy International South Pacific Holdings LLC, a Delaware limited liability company, Trilogy International Latin America I LLC, a Delaware limited liability company, Trilogy International Latin America II LLC, a Delaware limited liability company, Trilogy International Latin America III LLC, a Delaware limited liability company, Trilogy International Latin Territories Inc., a Delaware corporation, and Trilogy International Partners LLC, a Washington limited liability company, as guarantors, the Holders from time to time party thereto, and Alter Domus (US) LLC, as administrative agent and collateral agent. Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the Note Purchase Agreement.

1.              The Company hereby gives notice that on __________, 20__ it will make a prepayment under the Note Purchase Agreement in the principal amount of _____________ Dollars ($ _________) (the “Prepayment Amount”).

2.              The Company hereby gives notice of intent to prepay an aggregate principal amount equal to the Prepayment Amount to the Administrative Agent pursuant to Section 3.03 of the Note Purchase Agreement and will remit, or cause to be remitted, the proceeds thereof to the Administrative Agent for the account of each Holder.

[3.                This notice is conditioned upon the effectiveness of certain other financing arrangements and may be revoked by the Company (by written notice to the Administrative Agent at least one (1) Business Day prior to the prepayment date specified in paragraph 1) if such condition is not satisfied.]6

Witness my hand on this ____ day of ___________, 20___.

TRILOGY INTERNATIONAL SOUTH PACIFIC LLC

By:
Name:
Title:

[6]	To be included if the notice is for an optional prepayment in full subject to a financing condition.

C-1

EXHIBIT D-1

u.S. Tax COMPLIANCE CERTIFICATE

(For Foreign Holders That Are Not Partnerships For U.S. Federal Income Tax Purposes)

Reference is made to the Amended and Restated Note Purchase Agreement, dated as of June 7, 2021, among Trilogy International South Pacific LLC (the “Company”), Trilogy International Partners LLC, Trilogy International South Pacific Holdings LLC, Trilogy International Latin America I LLC, Trilogy International Latin America II LLC, Trilogy International Latin America III LLC, Trilogy International Latin Territories Inc., the Holders from time to time party thereto, and the Agent (as the same may be amended, amended and restated, supplemented or otherwise modified from time to time, the “Note Purchase Agreement”). Capitalized terms used herein and not otherwise defined herein have the meanings specified in the Note Purchase Agreement.

Pursuant to the provisions of Section 2.08(e)(ii) of the Note Purchase Agreement, the undersigned hereby certifies that (i) it is the sole record and beneficial owner of the Notes in respect of which it is providing this certificate, (ii) it is not a bank within the meaning of Section 881(c)(3)(A) of the Code, (iii) it is not a ten percent shareholder of the Company within the meaning of Section 871(h)(3)(B) of the Code and (iv) it is not a controlled foreign corporation related to the Company as described in Section 881(c)(3)(C) of the Code.

The undersigned has furnished the Administrative Agent and the Company with a certificate of its non-U.S. Person status on IRS Form W-8BEN or IRS Form W-8BEN-E. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform the Company and the Administrative Agent, and (2) the undersigned shall, to the extent legally entitled to do so, have at all times furnished the Company and the Administrative Agent with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

[NAME OF HOLDER]

By:
Name:
Title:

Date: ________ __, 20[  ]

1" = "1" "3577991.3" "" 3577991.3

6" = "6" "3577991.5" "" 3577991.5

6" = "6" "3577991.9" "" 3577991.9

EXHIBIT D-2

u.s. tax COMPLIANCE CERTIFICATE

(For Foreign Holders That Are Partnerships For U.S. Federal Income Tax Purposes)

Reference is made to the Amended and Restated Note Purchase Agreement, dated as of June 7, 2021, among Trilogy International South Pacific LLC (the “Company”), Trilogy International Partners LLC, Trilogy International South Pacific Holdings LLC, Trilogy International Latin America I LLC, Trilogy International Latin America II LLC, Trilogy International Latin America III LLC, Trilogy International Latin Territories Inc., the Holders from time to time party thereto, and the Agent (as the same may be amended, amended and restated, supplemented or otherwise modified from time to time, the “Note Purchase Agreement”). Capitalized terms used herein and not otherwise defined herein have the meanings specified in the Note Purchase Agreement.

Pursuant to the provisions of Section 2.08(e)(ii) of the Note Purchase Agreement, the undersigned hereby certifies that (i) it is the sole record owner of the Notes in respect of which it is providing this certificate, (ii) its direct or indirect partners/members are the sole beneficial owners of such Notes, (iii) with respect to the extension of credit pursuant to this Note Purchase Agreement or any other Transaction Document, neither the undersigned nor any of its direct or indirect partners/members is a bank extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business within the meaning of Section 881(c)(3)(A) of the Code, (iv) none of its direct or indirect partners/members is a ten percent shareholder of the Company within the meaning of Section 871(h)(3)(B) of the Code and (v) none of its direct or indirect partners/members is a controlled foreign corporation related to the Company as described in Section 881(c)(3)(C) of the Code.

The undersigned has furnished the Administrative Agent and the Company with IRS Form W-8IMY accompanied by one of the following forms from each of its partners/members that is claiming the portfolio interest exemption: (i) an IRS Form W-8BEN or IRS Form W-8BEN-E or (ii) an IRS Form W-8IMY accompanied by an IRS Form W-8BEN or IRS Form W-8BEN-E from each of such partner’s/member’s beneficial owners that is claiming the portfolio interest exemption. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform the Company and the Administrative Agent, and (2) the undersigned shall, to the extent legally entitled to do so, have at all times furnished the Company and the Administrative Agent with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

[NAME OF HOLDER]

By:
Name:
Title:

Date: ________ __, 20[ ]

2